As filed with the Securities and Exchange Commission on September 17, 2013.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Prothena Corporation plc

(Exact name of Registrant as specified in its charter)

Ireland	2834	43-1256213
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

650 Gateway Boulevard

South San Francisco, CA 94080

(650) 837-8550

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dale B. Schenk

Chief Executive Officer

Prothena Corporation plc

650 Gateway Boulevard

South San Francisco, CA 94080

(650) 837-8550

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan C. Mendelson, Esq. Robert W. Phillips, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	Mark B. Weeks, Esq. John T. McKenna, Esq. Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 Telephone: (650) 843-5000 Facsimile: (650) 849-7400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price (2)	Amount of registration fee
Ordinary Shares, par value $0.01 per share	5,750,000 shares	$20.02	$115,115,000	$15,702

(1)	Includes ordinary shares that the underwriters have the option to subscribe for from the Registrant, if any.
(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with Rule 457(c) of the Securities Act, the price shown is the average of the high and low prices for the Registrant’s ordinary shares on September 13, 2013, as reported on The NASDAQ Global Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Prospectus dated September 17, 2013

5,000,000 Shares

Ordinary Shares

Prothena Corporation plc is offering 3,500,000 of its ordinary shares. The selling shareholder identified in this prospectus is offering 1,500,000 ordinary shares. We will not receive any of the proceeds from the sale of the ordinary shares offered by the selling shareholder.

Our ordinary shares are listed on The NASDAQ Global Market under the symbol “PRTA.” On September 16, 2013, the last reported sale price of our ordinary shares on The NASDAQ Global Market was $20.10 per ordinary share.

We are an “emerging growth company” as that term is defined under the federal securities laws of the United States and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to Prothena Corporation plc	$	$
Proceeds, before expenses, to the selling shareholder	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted to the underwriters the right to subscribe for up to 750,000 additional ordinary shares at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to investors on or about                     , 2013.

BofA Merrill Lynch	Credit Suisse	RBC Capital Markets

Wedbush PacGrow Life Sciences	Roth Capital Partners

The date of this prospectus is                     , 2013.

Neither we, the selling shareholder nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling shareholder and the underwriters are offering to sell ordinary shares and seeking offers to buy ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares.

Prothena and our logo are our trademarks and are used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ™ symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider before buying our ordinary shares. Therefore, you should read the entire prospectus carefully, especially the “Risk Factors” section beginning on page 11 and our consolidated financial statements (which we refer to as our “Financial Statements”) and the related notes appearing at the end of this prospectus, before deciding to invest in our ordinary shares. In this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” or “Prothena,” refer to Prothena Corporation plc.

Overview

We are a clinical stage biotechnology company focused on the discovery, development and commercialization of novel antibodies for the treatment of a broad range of diseases that involve protein misfolding or cell adhesion. We focus on the discovery, development and commercialization of therapeutic monoclonal antibodies directed specifically to disease causing proteins. Our antibody-based product candidates target a broad range of potential indications including AL and AA forms of amyloidosis (NEOD001), Parkinson’s disease and other synucleinopathies (PRX002) and inflammatory diseases and cancers (PRX003). We initiated a Phase 1 clinical trial for NEOD001, with the first patient dosing in April 2013. The Phase 1 clinical trial of NEOD001 is evaluating its safety and tolerability in AL amyloidosis patients. We also plan to initiate Phase 1 clinical trials for PRX002 and PRX003 in 2014 and 2015, respectively. Our strategy is to identify antibody candidates for clinical development by applying our extensive expertise in generating novel therapeutic antibodies and working with collaborators having expertise in specific animal models of disease.

We are a public limited company formed under the laws of Ireland. We separated from Elan Corporation, plc, or Elan, on December 20, 2012 and our ordinary shares began trading on The NASDAQ Global Market under the symbol “PRTA” on December 21, 2012.

Our Approach

We focus on the discovery, development and commercialization of therapeutic monoclonal antibodies directed specifically to disease causing proteins. These product candidates target a broad range of potential indications including AL (primary) and AA (secondary) forms of amyloidosis, Parkinson’s disease and other synucleinopathies, and novel cell adhesion targets involved in inflammatory diseases and cancers. Our strategy is to apply our extensive expertise in generating novel therapeutic antibodies and work with collaborators having expertise in specific animal models of disease, to identify antibody candidates for clinical development.

An epitope is the molecular target recognized by an antibody. A neo-epitope is a site on a protein that becomes accessible only after modification, such as from cleavage or by misfolding into an abnormal shape. The neo-epitopes we target may occur as part of a disease-associated pathological process. For some of our products we are developing novel, specific monoclonal antibodies against neo-epitope targets for the potential treatment of patients having a disease associated with the neo-epitope.

Targeting Neo-epitopes of Misfolded Proteins Associated with Disease

In addition to antibodies directed to neo-epitope targets, we are developing antibodies directed to other targets. For example, we have generated antibodies against novel cell adhesion targets expressed on certain pathogenic Th17 immune cells and tumor cells. One specific cell adhesion protein, called melanoma cell adhesion molecule, or MCAM, interacts with another protein called laminin near blood vessel walls which allows circulating tumor cells and a critical subset of T cells to leave the bloodstream and enter into tissues, sometimes initiating pathogenic processes that result in disease. Antibodies that interfere with the cell adhesion process may be useful for treating a range of inflammatory diseases and cancers.

Targeting Cell Adhesion Involved in Disease Processes

Research and Development Pipeline

Our research and development pipeline includes three lead therapeutic antibody programs that we intend to advance: NEOD001 for the potential treatment of AL and AA amyloidosis; PRX002 for the potential treatment of Parkinson’s disease; and PRX003 for the potential treatment of inflammatory diseases and cancers.

The following table summarizes the status and anticipated upcoming milestones of our research and development pipeline for lead programs:

Our Lead Programs

NEOD001 for Amyloidosis

Systemic amyloidoses are a complex group of diseases caused by tissue deposition of misfolded proteins that result in progressive organ damage. The most common type, AL amyloidosis or primary amyloidosis, involves a hematological disorder caused by plasma cells that produce misfolded AL protein resulting in deposits of abnormal AL protein (amyloid), in the tissues and organs of individuals with AL amyloidosis. Although little data are available on amyloidosis populations, AL amyloidosis is a rare disorder with an estimated incidence of 8.9 in 1,000,000 patient years. 1,200 to 3,200 new cases of AL amyloidosis are reported each year in the United States. The etiology of AL amyloidosis remains poorly understood.

Current treatments of patients with AL amyloidosis are organ transplant or treatments aimed at reducing or eliminating the bone marrow disorder, i.e. the plasma cells that are responsible for producing the AL protein, thereby limiting production of amyloid. There are no currently approved treatments for AL amyloidosis and no treatments that directly target potentially toxic forms of the AL protein. We believe that there are approximately 15,000 patients in the United States and Europe suffering from AL amyloidosis.

A different form of systemic amyloidosis, AA amyloidosis or secondary amyloidosis, occurs as a result of other illnesses, such as chronic inflammatory diseases (for example, rheumatoid arthritis and ankylosing spondylitis) or chronic infections (for example, tuberculosis or osteomyelitis). In secondary amyloidosis, the depositing amyloid protein is amyloid A protein. Amyloid A protein is a cleaved fragment from the acute phase protein serum amyloid A that is produced in abundance by the liver as a result of chronic inflammation. The treatment of secondary amyloidosis is directed at treating the underlying illness, typically with broad acting anti-inflammatory agents such as tumor necrosis factor, or TNF, inhibitors. We believe that there are approximately 8,000 patients in the United States and Europe suffering from AA amyloidosis.

NEOD001 is a monoclonal antibody that specifically targets the amyloid that accumulates in both AL and AA forms of amyloidosis. The antibody was designed to not react with normal serum amyloid A and only with the aberrant cleaved form of the protein (amyloid A). Preclinical data has demonstrated survival benefits and selectivity of NEOD001 for amyloid deposits in a mouse model of AA amyloidosis. This approach has the potential to be a first-in-class agent for this orphan disease with a significant unmet medical need. NEOD001 was granted orphan drug designation for the treatment of AL and AA amyloidosis by the FDA in 2012 and for the treatment of AL amyloidosis by the European Medicines Agency in 2013. An Investigational New Drug application, or IND, for NEOD001 in systemic amyloidosis (AL and AA forms of amyloidosis) was filed and accepted by the FDA in 2012. We have initiated a Phase 1 clinical trial for NEOD001 with the first patient dosed in April 2013. The primary objective of the Phase 1 clinical trial is evaluating the safety and tolerability of NEOD001 in AL Amyloidosis patients and determining a recommended dose for testing in Phase 2 trials. The secondary and exploratory objective of the Phase 1 clinical trial includes assessments of pharmacokinetics and immunogenicity of NEOD001 and hematologic and organ response. We anticipate initiating a Phase 2 trial of NEOD001 in 2014 assuming a Phase 2 recommended dose is identified prior to that date.

PRX002 for Parkinson’s Disease

Alpha-synuclein is a protein that is a prominent component of Lewy bodies and neurites which are pathological hallmarks of Parkinson’s disease, dementia with Lewy bodies, multiple system atrophy and certain other neurological disorders, collectively known as synucleinopathies. While the normal function of synuclein is not well understood, the protein normally occurs in an unstructured soluble form. In synucleinopathies, the synuclein protein can misfold and aggregate to form insoluble fibrils that contribute to the pathology of the disease.

There is genetic evidence for a causal role of synuclein in Parkinson’s disease. In rare cases of familial forms of Parkinson’s disease, there are mutations in the synuclein gene, or duplication and triplications of the gene that may cause synuclein protein to form amyloid-like fibrils that contribute to the disease. There is also increasing evidence that pathogenic forms of synuclein can be propagated and transmitted from neuron to neuron. Recent studies in cellular and animal models suggest that the spread of synuclein-associated neurodegeneration can be disrupted by targeting the pathogenic synuclein. Parkinson’s disease is a degenerative disorder of the central nervous system. Current treatments for Parkinson’s disease are effective at managing the early motor symptoms of the disease, mainly through the use of levodopa and dopamine agonists. As the disease progresses and dopaminergic neurons continue to be lost, these drugs eventually become ineffective at treating the symptoms. The goal of our approach is to slow down the progressive neurodegenerative consequences of disease, a current unmet need.

We have generated proprietary antibodies targeting alpha-synuclein that may slow or reduce the neurodegeneration associated with synuclein misfolding and/or transmission. We have tested the efficacy of these antibodies in various cellular and animal models of synuclein-related disease. In a transgenic mouse model of Parkinson’s disease, passive immunization with 9E4, a murine version of PRX002, reduced the appearance of synuclein pathology, protected synapses and improved performance by the mice in behavioral testing. The humanized antibody product candidate PRX002 has advanced into manufacturing and preclinical safety testing. We anticipate filing an IND and initiating a Phase 1 trial of PRX002 for Parkinson’s disease in 2014.

PRX003 for Inflammatory Diseases and Cancers

We are developing PRX003, a monoclonal antibody targeting MCAM for the potential treatment of inflammatory diseases and cancers.

MCAM is a cell adhesion molecule that allows certain cells travelling in the blood stream to leave the circulation and enter tissues. For example, MCAM is expressed on pathogenic Th-17 expressing immune cells that underlie inflammatory diseases and on tumor cells involved in metastatic cancer. MCAM functions like VELCRO™ hook-and-loop fasteners, allowing these cells to stick to the blood vessel wall and migrate into tissues to initiate their pathogenic process.

Our research in the area of cell adhesion has uncovered unique insights into MCAM function, allowing us to develop specific and novel antibodies that may block MCAM’s VELCRO-like function as potential therapeutics to prevent disease causing cells from spreading into tissue.

Anti-MCAM antibodies may be useful for treating a variety of inflammatory diseases such as rheumatoid arthritis, psoriasis, psoriatic arthritis, multiple sclerosis, sarcoidosis and Behcet’s disease. Inflammatory disease arises from an inappropriate immune response of the body against substances and tissues normally present in the body. In other words, the immune system mistakes some part of the body as a pathogen and attacks its own cells. A substantial portion of the population suffers from these diseases, which are often chronic, debilitating, and life-threatening. There are more than eighty illnesses caused by autoimmunity. Current treatment for many types of inflammatory diseases typically entails the use of broad acting immunosuppressive agents that weaken the body’s ability to fight infection. Only 3 to 5% of CD4+ T-cells in the circulation express MCAM, yet these cells appear to be disproportionately involved in the propagation of inflammatory diseases. Hence, anti-MCAM based therapy may provide a more specific way to target the disease-causing immune cells while not interfering with normal function of the majority of the immune system.

MCAM antibodies may also be useful for treating cancers, including melanoma. Melanoma is a malignant tumor of melanocytes, a potentially dangerous form of skin cancer. It was estimated that doctors in the United States would diagnose about 76,250 new cases of melanoma in 2012, with approximately 9,000 melanoma-related deaths that are usually related to metastatic spread of the tumors. Normal melanocytes do not express MCAM, but expression is turned on and continues to increase as the cells become more malignant. Treatment with anti-MCAM antibodies may help patients with melanoma by inhibiting the growth and spread of the tumor.

We have generated monoclonal antibodies that selectively block MCAM-mediated cell adhesion and have been shown to delay relapse and severity of relapse in a mouse model of multiple sclerosis known as experimental autoimmune encephalomyelitis. Our antibodies are currently being tested in animal models of inflammatory diseases and cancers. Based on early results from these studies, we have identified a lead clinical candidate, PRX003. We have advanced this antibody into manufacturing and intend to advance this antibody into preclinical safety testing. We anticipate that we will file an IND and initiate a Phase 1 trial of PRX003 in late 2015.

Our Discovery Programs

Our pipeline also includes several late discovery stage programs for which we are testing efficacy of antibodies in preclinical models of disease. We are also generating additional novel antibodies against other targets involved in protein misfolding and cell adhesion for characterization in vivo and in vitro. If promising, we expect that these antibodies will advance to preclinical development.

Our Strategy

Our goal is to be a leading biotechnology company focused on discovery, development and commercialization of novel antibodies for the treatment of a broad range of diseases that involve protein misfolding or cell adhesion. Key elements of our strategy to achieve this goal are to:

•	Continue to discover antibodies directed against novel targets involved in protein misfolding and cell adhesion;

•	Quickly translate our research discoveries into clinical development;

•	Establish early clinical proof of concept with our therapeutic antibodies;

•	Strategically collaborate or out-license select programs;

•	Highly leverage external talent and resources;

•	Collaborate with scientific and clinical experts in disease areas of interest; and

•	Evaluate commercialization strategies on a product-by-product basis in order to maximize the value of each of our product candidates or future potential products.

Risks and Uncertainties Relating to Our Business

We are a clinical stage biotechnology company and our business and ability to execute our business strategy is subject to numerous risks and uncertainties that you should be aware of before making an investment decision. These risks and uncertainties are described more fully in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in this prospectus. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in deciding whether to invest in our ordinary shares. Among these important risks and uncertainties that could adversely affect our results of operations and business condition are the following:

•	We have not generated any significant third party external revenue to date, and we anticipate that we will incur losses for the foreseeable future and we may never achieve or sustain profitability;

•	We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize drug candidates;

•

Our success is largely dependent on the success of our research and development programs, which are at an early stage. Our drug candidates are still in early stages of development and we have only one drug candidate in its first Phase 1 clinical trials. We may not be able to successfully discover, develop, obtain regulatory approval for or commercialize any drug candidates;

•

Even if any of our drug candidates receives regulatory approval, if such approved product does not achieve broad market acceptance, the revenues that we generate from sales of the product will be limited;

•	The markets for our drug candidates are subject to intense competition. If we are unable to compete effectively, our drug candidates may be rendered noncompetitive or obsolete;

•

If clinical trials of our drug candidates are prolonged, delayed, suspended or terminated, we may be unable to commercialize our drug candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any revenue from potential product sales;

•

We rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of any such clinical trials;

•

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed;

•	Even if our drug candidates receive regulatory approval in the United States, we may never receive approval or commercialize our products outside of the United States;

•

We depend on third-party suppliers for key raw materials used in our manufacturing processes, and the loss of these third-party suppliers or their inability to supply us with adequate raw materials could harm our business;

•	If we are unable to adequately protect or enforce the intellectual property relating to our drug candidates our ability to successfully commercialize our drug candidates will be harmed; and

•	Other factors identified elsewhere in this prospectus, including those set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Corporate Information

We were formed under the laws of Ireland as a private limited company under the name “Neotope Corporation Limited” on September 26, 2012. We subsequently re-registered as a public limited company and changed our name to “Neotope Corporation plc.” On November 1, 2012, our shareholders resolved to change our name to “Prothena Corporation plc,” and this was approved by the Irish Registrar of Companies on November 7, 2012.

Our business consists of a substantial portion of Elan’s former drug discovery business platform, including Neotope Biosciences Limited and its wholly owned subsidiaries Onclave Therapeutics Limited and Prothena Biosciences Inc (which for the period prior to separation and distribution we refer to herein as the “Prothena Business”). Prior to December 21, 2012, the Prothena Business operated as part of Elan and not as a separate stand-alone entity. After the separation from Elan, and the related distribution of our ordinary shares to Elan’s shareholders (which we refer to as the “Separation and Distribution”), our ordinary shares began trading on The NASDAQ Global Market under the symbol “PRTA” on December 21, 2012.

Our principal executive offices are located at 650 Gateway Boulevard, South San Francisco, California 94080, and our telephone number is (650) 837-8550. We also maintain offices in Dublin, Ireland. Our website address is http://www.prothena.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, (i) reduced obligations with respect to the disclosure of selected financial data in registration statements filed with the Securities and Exchange Commission (including the registration statement on Form S-1 of which this information statement is a part), (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, (iii) an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, or Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time and that election is irrevocable.

THE OFFERING

Issuer	Prothena Corporation plc

Ordinary shares offered:

by us	3,500,000 ordinary shares (or 4,250,000 ordinary shares if the underwriters exercise in full their option to subscribe for additional shares)

by the selling shareholder	1,500,000 ordinary shares

Ordinary shares to be outstanding after the offering	21,179,182 ordinary shares (or 21,929,182 shares if the underwriters exercise in full their option to subscribe for additional shares)

Use of proceeds	We intend to use substantially all of the net proceeds from this offering to conduct clinical trials and the balance for working capital and general corporate purposes, including research and development. We will not receive any proceeds from the sale of ordinary shares by the selling shareholder. See “Use of Proceeds” on page 42 for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” beginning on page 11 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our ordinary shares.

Symbol on The NASDAQ Global Market	“PRTA”

The number of ordinary shares to be outstanding after this offering is based on 17,679,182 ordinary shares outstanding as of June 30, 2013, and excludes the following:

•	1,835,500 ordinary shares issuable upon the exercise of outstanding options as of June 30, 2013 having a weighted-average exercise price of $6.57 per share; and

•	814,500 ordinary shares reserved for issuance pursuant to future awards under our 2012 Long Term Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of options outstanding as of June 30, 2013; and

•	no exercise of the underwriters’ option to subscribe for additional ordinary shares from us.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the period ended on, the dates indicated. The Consolidated Statement of Operations data for the years ended December 31, 2012, 2011 and 2010 and the Consolidated Balance Sheet data as of December 31, 2012 and 2011 are derived from our audited Financial Statements included elsewhere in this prospectus. The Consolidated Balance Sheet data as of December 31, 2010 are derived from our audited Financial Statements not included in this prospectus. The Consolidated Statement of Operations data for the six months ended June 30, 2013 and 2012 and Consolidated Balance Sheet data as of June 30, 2013 have been derived from our unaudited Financial Statements appearing elsewhere in this prospectus. You should read this data together with our audited and unaudited Financial Statements and related notes appearing elsewhere in this prospectus and the information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results, and results for the six months ended June 30, 2013 are not necessarily indicative of results to be expected for the full year ending December 31, 2013.

Our historical results of operations presented below may not be reflective of our financial position, results of operations and cash flows had we operated as a stand-alone public company during all periods presented. Prior to December 21, 2012, the Prothena Business operated as part of Elan and not as a separate stand-alone entity. Our Combined Financial Statements prior to December 21, 2012 have been prepared on a “carve-out” basis from the consolidated financial statements of Elan to represent our financial position and performance as if we had existed on a stand-alone basis during each of the fiscal years presented in the Consolidated Financial Statements. Central support costs have been allocated to us for the purposes of preparing the Consolidated Financial Statements based on our estimated usage of the resources. Our estimated usage of the central support resources was determined by estimating our portion of the most appropriate driver for each category of central support costs such as headcount or labor hours, depending on the nature of the costs. We believe that such allocations have been made on a reasonable basis, but may not necessarily be indicative of all of the costs that would have been incurred if we had operated on a standalone basis.

	Years Ended December 31,			Six Months Ended June 30,
	2012	2011	2010	2013	2012
	(in thousands, except per share data)
				(unaudited)
Consolidated Statement of Operations Data:
Revenues—related party	$2,658	$507	$1,243	$338	$1,139

Operating expenses:
Research and development	34,139	24,172	9,787	14,104	16,776
General and administrative	9,929	5,579	3,618	6,393	4,885

Total operating expenses	44,068	29,751	13,405	20,497	21,661

Loss from operations	(41,410)	(29,244)	(12,162)	(20,159)	(20,522)
Interest income, net	5	—	—	36	—

Loss before income taxes	(41,405)	(29,244)	(12,162)	(20,123)	(20,522)
Provision for income taxes	6	426	320	130	—

Net loss	$(41,411)	$(29,670)	$(12,482)	$(20,253)	$(20,522)

Basic and diluted net loss per share (1)	$(2.84)	$(2.05)	$(0.86)	$(1.15)	$(1.42)

Shares used to compute basic and diluted net loss per share	14,593	14,497	14,497	17,679	14,497

	December 31,			June 30, 2013
	2012	2011	2010
	(in thousands)
				(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents (1)	$124,860	$—	$—	$112,507
Total assets	129,283	3,618	3,278	117,930
Other non-current liabilities	1,055	1,650	1,384	1,618
Total liabilities	2,799	10,054	3,249	10,701
Shareholders’ and parent company equity	126,484	(6,436)	(30)	107,229

(1)	Prior to the Separation and Distribution completed on December 20, 2012, the Prothena Business operated as part of Elan and not as a separate stand-alone entity. As a result, Prothena did not have any ordinary shares outstanding and cash and cash equivalents prior to December 20, 2012. The calculation of basic and diluted net loss per share assumes that the 14,496,929 ordinary shares issued to Elan shareholders in connection with the separation from Elan have been outstanding for all periods presented and that the 3,182,253 ordinary shares subscribed for by a wholly owned subsidiary of Elan upon separation have been outstanding since December 20, 2012.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our Financial Statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our ordinary shares. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our ordinary shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Relating to Our Financial Position, Our Need for Additional Capital and Our Business

We have not generated any significant third party external revenue to date, and we anticipate that we will incur losses for the foreseeable future and we may never achieve or sustain profitability.

We may not generate the cash that is necessary to finance our operations in the foreseeable future. We have not generated any significant third party external revenues to date. We have incurred losses of $41.4 million, $29.7 million and $12.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, and $20.3 million for the six months ended June 30, 2013. We expect to continue to incur substantial losses for the foreseeable future as we:

•	conduct our Phase 1 clinical trial for NEOD001 and initiate additional clinical trials, if supported by the results of the Phase 1 trial;

•	complete preclinical development of other product candidates and initiate clinical trials, if supported by positive preclinical data; and

•	pursue our early stage research and seek to identify additional drug candidates and potentially acquire rights from third parties to drug candidates through licenses, acquisitions or other means.

We must generate significant revenue to achieve and sustain profitability. Even if we succeed in discovering, developing and commercializing one or more drug candidates, we may not be able to generate sufficient revenue and we may never be able to achieve or sustain profitability.

We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize drug candidates.

As of June 30, 2013, we had cash and cash equivalents of $112.5 million. Although we believe, based on our current business plans, that our existing cash and cash equivalents will be sufficient to meet our obligations for at least the next twelve months, we anticipate that we will require additional capital in the future in order to continue the research and development of our drug candidates. Our future capital requirements will depend on many factors that are currently unknown to us, including, without limitation:

•	the timing of initiation, progress, results and costs of our clinical trials, including our Phase 1 clinical trial for NEOD001;

•	the results of our research and preclinical studies;

•	the costs of clinical manufacturing and of establishing commercial manufacturing arrangements;

•	the costs of preparing, filing, and prosecuting patent applications and maintaining, enforcing, and defending intellectual property-related claims;

•	our ability to establish research collaborations, strategic collaborations, licensing or other arrangements;

•	the costs to satisfy our obligations under potential future collaborations; and

•	the timing, receipt, and amount of revenues or royalties, if any, from any approved drug candidates.

We have based our expectations relating to liquidity and capital resources on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of our current product candidates.

We are not able to provide specific estimates of the timelines or total costs to complete the ongoing Phase 1 clinical trial for NEOD001 that we initiated in April 2013. In the pharmaceutical industry, the research and development process is lengthy and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that product candidates in our research and development pipeline will experience difficulties, delays or failures. This makes it difficult to estimate the total costs to complete this ongoing Phase 1 clinical trial or any future clinical trials for NEOD001, or any potential future drug candidates, and to estimate the anticipated completion date with any degree of accuracy, and raises concerns that attempts to provide estimates of timing may be misleading by implying a greater degree of certainty than actually exists.

In order to develop and obtain regulatory approval for our product candidates we will need to raise substantial additional funds. We expect to raise any such additional funds through public or private equity or debt financings, collaborative agreements with corporate partners or other arrangements. We cannot assure you that additional funds will be available when we need them on terms that are acceptable to us, or at all. General market conditions may make it very difficult for us to seek financing from the capital markets. If we raise additional funds by issuing equity securities, substantial dilution to existing shareholders would result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business. We may be required to relinquish rights to our technologies or drug candidates or grant licenses on terms that are not favorable to us in order to raise additional funds through strategic alliances, joint ventures or licensing arrangements.

If adequate funds are not available on a timely basis, we may be required to:

•	terminate or delay clinical trials or other development for one or more of our drug candidates;

•	delay arrangements for activities that may be necessary to commercialize our drug candidates;

•	curtail or eliminate our drug research and development programs that are designed to identify new drug candidates; or

•	cease operations.

In addition, if we do not meet our payment obligations to third parties as they come due, we may be subject to litigation claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and distract management, and may have unfavorable results that could further adversely impact our financial condition.

Our future success depends on our ability to retain our chief executive officer and to attract, retain and motivate qualified personnel.

We are highly dependent on Dr. Dale Schenk, our President and Chief Executive Officer. We expect that we will continue to pay our key executives less cash compensation than what they were paid by Elan. There can be no assurance that we will be able to retain Dr. Schenk or any of our key executives. The loss of the services of Dr. Schenk or any other person on which we become highly dependent might impede the achievement of our research and development objectives. Recruiting and retaining qualified scientific personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific personnel from universities and research institutions.

Our collaborators, prospective collaborators and suppliers may need assurances that our financial resources and stability on a stand-alone basis are sufficient to satisfy their requirements for doing or continuing to do business with us.

Some of our collaborators, prospective collaborators and suppliers may need assurances that our financial resources and stability on a stand-alone basis are sufficient to satisfy their requirements for doing or continuing to do business with us. If our collaborators, prospective collaborators or suppliers are not satisfied with our financial resources and stability, it could have a material adverse effect on our ability to develop our drug candidates, enter into licenses or other agreements and on our business, financial condition or results of operations.

Risks Related to the Discovery, Development and Regulatory Approval of Drug Candidates

Our success is largely dependent on the success of our research and development programs, which are at an early stage. Our drug candidates are still in early stages of development and we have only one drug candidate in its first Phase 1 clinical trials. We may not be able to successfully discover, develop, obtain regulatory approval for or commercialize any drug candidates.

The success of our business depends substantially upon our ability to discover, develop, obtain regulatory approval for and commercialize our drug candidates successfully. Our research and development programs are prone to the significant and likely risks of failure inherent in drug development. We intend to continue to invest most of our time and financial resources in our research and development programs. Although we have initiated one Phase 1 clinical trial for NEOD001, there is no assurance that this clinical trial will support further development of this drug candidate. In addition, we currently do not, and may never, have any other drug candidates in clinical trials, and we have not identified drug candidates for many of our research programs.

Before obtaining regulatory approvals for the commercial sale of any drug candidate for a target indication, we must demonstrate with substantial evidence gathered in well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the United States Food and Drug Administration, or FDA, or, with respect to approval in other countries, similar regulatory authorities in those countries, that the drug candidate is safe and effective for use for that target indication. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. Despite our efforts, our drug candidates may not:

•	offer improvement over existing, comparable products;

•	be proven safe and effective in clinical trials; or

•	meet applicable regulatory standards.

Positive results in preclinical studies of a drug candidate may not be predictive of similar results in humans during clinical trials, and promising results from early clinical trials of a drug candidate may not be replicated in later clinical trials. Interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from completed preclinical studies and clinical trials for our drug candidates may not be predictive of the results we may obtain in later stage trials or studies. Our preclinical studies or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials, or to discontinue clinical trials altogether.

Furthermore, we have not marketed, distributed or sold any products. Our success will, in addition to the factors discussed above, depend on the successful commercialization of our drug candidates, which may require:

•	obtaining and maintaining commercial manufacturing arrangements with third-party manufacturers;

•	collaborating with pharmaceutical companies or contract sales organizations to market and sell any approved drug; or

•	acceptance of any approved drug in the medical community and by patients and third-party payors.

Many of these factors are beyond our control. We do not expect any of our drug candidates to be commercially available for several years and some or all may never become commercially available. Accordingly, we may never generate revenues through the sale of products.

If clinical trials of our drug candidates are prolonged, delayed, suspended or terminated, we may be unable to commercialize our drug candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any revenue from potential product sales.

We cannot predict whether we will encounter problems with our Phase 1 clinical trial for NEOD001 or any future clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. For example, our current Phase 1 NEOD001 clinical trial targets patients with amyoloidosis, an orphan population with a relatively small pool of patients who may be eligible, accessible and interested in participating in clinical trials. A number of events, including any of the following, could delay the completion of our planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular drug candidate:

•	conditions imposed on us by the FDA or any foreign regulatory authority regarding the scope or design of our clinical trials;

•

delays in obtaining, or our inability to obtain, required approvals from institutional review boards, or IRBs, or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply or deficient quality of our drug candidates or other materials necessary to conduct our clinical trials;

•	delays in obtaining regulatory agency agreement for the conduct of our clinical trials;

•

lower than anticipated enrollment and retention rate of subjects in clinical trials for a variety of reasons, including size of patient population, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

•	serious and unexpected drug-related side effects experienced by patients in clinical trials; or

•	failure of our third-party contractors to meet their contractual obligations to us in a timely manner.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, or a data safety monitoring board, or DSMB, overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	varying interpretation of data by the FDA or similar foreign regulatory authorities;

•	failure to achieve primary or secondary endpoints or other failure to demonstrate efficacy;

•	unforeseen safety issues; or

•	lack of adequate funding to continue the clinical trial.

Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the cost, timing or successful completion of a clinical trial.

We do not know whether our clinical trials will be conducted as planned, will need to be restructured or will be completed on schedule, if at all. Delays in our clinical trials will result in increased development costs for our drug candidates. In addition, if we experience delays in the completion of, or if we terminate, any of our clinical trials, the commercial prospects for our drug candidates may be harmed and our ability to generate product revenues will be jeopardized. Furthermore, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a drug candidate.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is inherently unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any drug candidate and it is possible that none of our existing drug candidates or any drug candidates we may seek to develop in the future will ever obtain regulatory approval.

Our drug candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a drug candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a drug candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our drug candidates may not be sufficient to support the submission of a Biologics License Application, or BLA, or other submission or to obtain regulatory approval in the United States or elsewhere;

•

the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; or

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our drug candidates, which would significantly harm our business, results of operations and prospects. In addition, even if we were to obtain approval, regulatory authorities may approve any of our drug candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that drug candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our drug candidates.

Even if our drug candidates receive regulatory approval in the United States, we may never receive approval or commercialize our products outside of the United States.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval would impair our ability to develop foreign markets for our drug candidates.

Both before and after marketing approval, our drug candidates are subject to ongoing regulatory requirements and continued regulatory review, and if we fail to comply with these continuing requirements, we could be subject to a variety of sanctions and the sale of any approved products could be suspended.

Both before and after regulatory approval to market a particular drug candidate, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record keeping related to the product are subject to extensive, ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued

compliance with current good manufacturing practice, or cGMP, requirements and current good clinical practice, or cGCP, requirements for any clinical trials that we conduct post-approval. Any regulatory approvals that we receive for our drug candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the drug candidate. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities could subject us to administrative or judicially imposed sanctions, including:

•	restrictions on the marketing of our products or their manufacturing processes;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	import or export bans;

•	voluntary or mandatory product recalls and related publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

If side effects are identified during the time our drug candidates are in development or after they are approved and on the market, we may choose to or be required to perform lengthy additional clinical trials, discontinue development of the affected drug candidate, change the labeling of any such products, or withdraw any such products from the market, any of which would hinder or preclude our ability to generate revenues.

Undesirable side effects caused by our drug candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly. Even if any of our drug candidates receives marketing approval, as greater numbers of patients use a drug following its approval, an increase in the incidence of side effects or the incidence of other post-approval problems that were not seen or anticipated during pre-approval clinical trials could result in a number of potentially significant negative consequences, including:

•	regulatory authorities may withdraw their approval of the product;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could substantially increase the costs and expenses of developing, commercializing and marketing any such drug candidates or could harm or prevent sales of any approved products.

We deal with hazardous materials and must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Some of our research and development activities involve the controlled storage, use, and disposal of hazardous materials. We are subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of these hazardous materials. Although we believe that our safety procedures for the handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, state or federal authorities may curtail our use of these materials, and we could be liable for any civil damages that result, which may exceed our financial resources and may seriously harm our business. Because we believe that our laboratory and materials handling policies and practices sufficiently mitigate the likelihood of materials liability or third-party claims, we currently carry no insurance covering such claims. An accident could damage, or force us to shut down, our operations.

Risks Related to the Commercialization of Our Drug Candidates

Even if any of our drug candidates receives regulatory approval, if such approved product does not achieve broad market acceptance, the revenues that we generate from sales of the product will be limited.

Even if any drug candidates we may develop or acquire in the future obtain regulatory approval, they may not gain broad market acceptance among physicians, healthcare payors, patients and the medical community. The degree of market acceptance for any approved drug candidate will depend on a number of factors, including:

•	the indication and label for the product and the timing of introduction of competitive products;

•	demonstration of clinical safety and efficacy compared to other products;

•	prevalence and severity of adverse side effects;

•	availability of reimbursement from managed care plans and other third-party payors;

•	convenience and ease of administration;

•	cost-effectiveness;

•	other potential advantages of alternative treatment methods; and

•	the effectiveness of marketing and distribution support of the product.

Consequently, even if we discover, develop and commercialize a product, the product may fail to achieve broad market acceptance and we may not be able to generate significant revenue from the product.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell an approved product, we may be unable to generate product revenue.

We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. In order to market any products that may be approved by the FDA, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

If government and third-party payors fail to provide coverage and adequate reimbursement rates for any of our drug candidates that receive regulatory approval, our revenue and prospects for profitability will be harmed.

In both domestic and foreign markets, our sales of any future products will depend in part upon the availability of reimbursement from third-party payors. Such third-party payors include government health programs such as Medicare, managed care providers, private health insurers, and other organizations. There is significant uncertainty related to the third-party coverage and reimbursement of newly approved drugs. Coverage and reimbursement may not be available for any drug that we or our collaborators commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Third-party payors are also increasingly attempting to contain healthcare costs by demanding price discounts or rebates and limiting both coverage and the amounts that they will pay for new drugs, and, as a result, they may not cover or provide adequate payment for our drug candidates. We might need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any future products to such payors’ satisfaction. Such studies might require us to commit a significant amount of management time and financial and other resources. Our future products might not ultimately be considered cost-effective. Adequate third-party reimbursement might not be available to enable us to maintain price levels sufficient to realize an appropriate return on investment in product development. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we or our collaborators may not be able to successfully commercialize any product candidates for which marketing approval is obtained.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drugs vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we or our collaborators might obtain marketing approval for a drug in a particular country, but then be subject to price regulations that delay commercial launch of the drug, possibly for lengthy time periods, and negatively impact our ability to generate revenue from the sale of the drug in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more drug candidates, even if our drug candidates obtain marketing approval.

U.S. and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare. In the United States, we expect that there will continue to be federal and state proposals to implement similar governmental controls. In addition, recent changes in the Medicare program and increasing emphasis on managed care in the United States will continue to put pressure on pharmaceutical product pricing. For example, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the Healthcare Reform Law, was enacted. The Healthcare Reform Law substantially changes the way healthcare is financed by both governmental and private insurers and significantly affects the pharmaceutical industry. Among the provisions of the Healthcare Reform Law of importance to the pharmaceutical industry are the following:

•

an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers and enhanced penalties for non-compliance;

•

a new Medicare Part D coverage gap discount program, under which manufacturers must agree to offer 50 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the federal poverty level beginning in 2014, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	a licensure framework for follow-on biologic products;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements under the federal Open Payments program and its implementing regulations;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the Healthcare Reform Law was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. On March 1, 2013, the President signed an executive order implementing the 2% Medicare payment reductions, and on April 1, 2013, these reductions went into effect. In January 2013, President

Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and, accordingly, our financial operations.

We expect that the Healthcare Reform Law, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug. Legislation and regulations affecting the pricing of pharmaceuticals might change before our drug candidates are approved for marketing. Any reduction in reimbursement from Medicare or other government healthcare programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs.

There can be no assurance that our drug candidates, if they are approved for sale in the United States or in other countries, will be considered medically reasonable and necessary for a specific indication, that they will be considered cost-effective by third-party payors, that coverage or an adequate level of reimbursement will be available, or that third-party payors’ reimbursement policies will not adversely affect our ability to sell our drug candidates profitably if they are approved for sale.

The markets for our drug candidates are subject to intense competition. If we are unable to compete effectively, our drug candidates may be rendered noncompetitive or obsolete.

The research, development and commercialization of new drugs is highly competitive. We will face competition with respect to all drug candidates we may develop or commercialize in the future from pharmaceutical and biotechnology companies worldwide. The key factors affecting the success of any approved product will be its indication, label, efficacy, safety profile, drug interactions, method of administration, pricing, reimbursement and level of promotional activity relative to those of competing drugs.

Furthermore, many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drugs that target the same indications we are targeting with our research and development program. We face, and expect to continue to face, intense and increasing competition as new products enter the market and advanced technologies become available. Many of our competitors have:

•	significantly greater financial, technical and human resources than we have and may be better equipped to discover, develop, manufacture and commercialize drug candidates;

•	more extensive experience in preclinical testing and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products;

•	drug candidates that have been approved or are in late-stage clinical development; and/or

•	collaborative arrangements in our target markets with leading companies and research institutions.

Competitive products may render our research and development program obsolete or noncompetitive before we can recover the expenses of developing and commercializing our drug candidates. Furthermore, the development of new treatment methods and/or the widespread adoption or increased utilization of any vaccine or development of other products or treatments for the diseases we are targeting could render any of our drug candidates noncompetitive, obsolete or uneconomical. If we successfully develop and obtain approval for a drug candidate, we will face competition based on the safety and effectiveness of the approved product, the timing of its entry into the market in relation to competitive products in development, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors. Even if we successfully develop drug candidates but those drug candidates do not achieve and maintain market acceptance, our business will not be successful.

Our drug candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

Our drug candidates are regulated by the FDA as biologic products and we intend to seek approval for these products pursuant to the BLA pathway. The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated pathway for the approval of biosimilar and interchangeable biologic products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biologic products.

We believe that any of our drug candidates approved as a biologic product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our drug candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biologic products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

We may be subject, directly or indirectly, to federal and state anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

If we obtain FDA approval for any of our drug candidates and begin commercializing those products in the United States, our operations may be directly, or indirectly through our customers, subject to various federal and state fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, which may constrain the business or financial arrangements and relationships through which we sell, market and distribute any drugs for which we obtain marketing approval. In addition, we may be subject to physician payment transparency laws and patient privacy regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. The laws that may affect our ability to operate include:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that impose criminal and civil liability for executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

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the federal Open Payments program, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to “payments or other transfers of value” made to physicians, which is defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and teaching hospitals and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by the physicians and their immediate family members, with data collection beginning on August 1, 2013, requirements for manufacturers to submit reports to CMS by March 31, 2014 and the 90th day of each subsequent calendar year, and disclosure of such information to be made by CMS on a publicly available website beginning in September 2014;

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HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, which impose obligations on covered healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal, and administrative penalties, including, without limitation, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, damages, fines and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including our collaborators, is found not to be in compliance with applicable laws, it may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also adversely affect our business.

If a successful product liability or clinical trial claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, we could incur substantial liability.

The use of our drug candidates in clinical trials and the sale of any products for which we obtain marketing approval will expose us to the risk of product liability and clinical trial liability claims. Product liability claims might be brought against us by consumers, health care providers or others selling or otherwise coming into contact with our products. Clinical trial liability claims may be filed against us for damages suffered by clinical trial subjects or their families. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for any approved drug candidates;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	distraction of management’s attention;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to successfully commercialize any approved drug candidates.

We currently have clinical trial liability insurance coverage for our ongoing Phase 1 clinical trial of NEOD001 with a $5.0 million annual aggregate coverage limit; however, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for any of our drug candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of any such clinical trials.

We do not have the ability to independently conduct clinical trials for our drug candidates, and we rely on third parties, such as consultants, contract research organizations, medical institutions, and clinical investigators, to perform this function. Our reliance on these third parties for clinical development activities results in reduced control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have and will enter into agreements with these third parties, we will be responsible for confirming that our clinical trials are conducted in accordance with their general investigational plans and protocols. Moreover, the FDA requires us to comply with regulations and standards, commonly referred to as cGCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. If we or any of our third party contractors fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with cGCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

To date, we believe our consultants, contract research organizations and other similar entities with which we are working have performed well; however, if these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with applicable regulations, we may be required to replace them. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, we may not be able to enter into arrangements with alternative third-party contractors or to do so on commercially reasonable terms, which may result in a delay of our planned clinical trials. Accordingly, we may be delayed in obtaining regulatory approvals for our drug candidates and may be delayed in our efforts to successfully develop our drug candidates.

In addition, our third-party contractors are not our employees, and except for remedies available to us under our agreements with such third-party contractors, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical, nonclinical and preclinical programs. If third-party contractors do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our drug candidates. As a result, our results of operations and the commercial prospects for our drug candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

If we do not establish strategic collaborations, we may have to alter our research and development plans.

Our drug research and development programs and potential commercialization of our drug candidates will require substantial additional cash to fund expenses. Our strategy includes potentially collaborating with leading pharmaceutical and biotechnology companies to assist us in furthering development and potential commercialization of some of our drug candidates, in some or all geographies. It may be difficult to enter into one or more of such collaborations in the future. We face significant competition in seeking appropriate collaborators and these collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on acceptable terms, or at all, in which case we may have to curtail the development of a particular drug candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our drug candidates to market and generate product revenue.

We have no manufacturing capacity and depend on a third-party manufacturer to produce our pre-clinical and clinical trial drug supplies.

We do not currently operate manufacturing facilities for pre-clinical or clinical production of any of our drug candidates. We have limited experience in drug manufacturing, and we lack the resources and the capabilities to manufacture any of our drug candidates on a clinical or commercial scale. As a result, we rely on a single third-party manufacturer to supply, store, and distribute pre-clinical and clinical supply of our drug candidates, and plan to continue to do so until we increase the number of manufacturers with whom we contract. Any performance failure on the part of our existing or future manufacturers could delay clinical development or regulatory approval of our drug candidates or commercialization of any approved products, producing additional losses and depriving us of potential product revenue.

Our drug candidates require precise, high quality manufacturing. Failure by our contract manufacturer to achieve and maintain high manufacturing standards could result in patient injury or death, product recalls or withdrawals, delays or failures in testing or delivery, cost overruns, or other problems that could seriously hurt our business. Contract manufacturers may encounter difficulties involving production yields, quality control, and quality assurance. These manufacturers are subject to ongoing periodic and unannounced inspections by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMPs and other applicable government regulations and corresponding foreign standards; however, we do not have control over third-party manufacturers’ compliance with these regulations and standards.

If a contract manufacturer cannot perform as agreed, we may be required to replace it. Although we believe there are a number of potential replacements as our manufacturing processes are not manufacturer specific, we may incur added costs and delays in identifying and qualifying any such replacements because the FDA must approve any replacement manufacturer prior to manufacturing our drug candidates. Such approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our drug candidates after receipt of FDA approval.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our drug candidates, and our commercialization of any of our drug candidates may be halted, delayed or made less profitable if those third parties fail to obtain such approvals, fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels or prices.

To date, our drug candidates have been manufactured in small quantities for preclinical and clinical testing by third-party manufacturers. If the FDA or other regulatory agencies approve any of our drug candidates for commercial sale, we expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of approved drug candidates. These manufacturers may not be able to successfully increase the manufacturing capacity for any approved drug candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If third party manufacturers are unable to successfully increase the manufacturing capacity for a drug candidate, or we are unable to establish our own manufacturing capabilities, the commercial launch of any approved products may be delayed or there may be a shortage in supply, which in turn could have a material adverse effect on our business.

In addition, the facilities used by our contract manufacturers to manufacture our drug candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit a BLA to the FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with cGMPs, for manufacture of both active drug substances and finished drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or other regulatory authorities, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our drug candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our drug candidates, if approved.

We depend on third-party suppliers for key raw materials used in our manufacturing processes, and the loss of these third-party suppliers or their inability to supply us with adequate raw materials could harm our business.

We rely on third-party suppliers for the raw materials required for the production of our drug candidates. Our dependence on these third-party suppliers and the challenges we may face in obtaining adequate supplies of raw materials involve several risks, including limited control over pricing, availability, quality and delivery schedules. We cannot be certain that our suppliers will continue to provide us with the quantities of these raw materials that we require or satisfy our anticipated specifications and quality requirements. Any supply interruption in limited or sole sourced raw materials could materially harm our ability to manufacture our products until a new source of supply, if any, could be identified and qualified. Although we believe there are currently several other suppliers of these raw materials, we may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of our suppliers could delay the development and potential commercialization of our drug candidates, including limiting supplies necessary for clinical trials and regulatory approvals, which would have a material adverse effect on our business.

Risks Related to Our Intellectual Property

If we are unable to adequately protect or enforce the intellectual property relating to our drug candidates our ability to successfully commercialize our drug candidates will be harmed.

Our success depends in part on our ability to obtain patent protection both in the United States and in other countries for our drug candidates. Our ability to protect our drug candidates from unauthorized or infringing use by third parties depends in substantial part on our ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, our ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any issued patents may not provide us with sufficient protection for our drug candidates or provide sufficient protection to afford us a commercial advantage against competitive products or processes.

In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us or our affiliates. Even if patents have issued or will issue, we cannot guarantee that the claims of these patents are or will be valid or enforceable or will provide us with any significant protection against competitive products or otherwise be commercially valuable to us. Patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the U.S. Patent and Trademark Office, or the USPTO, for the entire time prior to issuance as a U.S. patent. Similarly, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Consequently, we cannot be certain that we or our licensors or co-owners were the first to invent, or the first to file patent applications on, our drug candidates or their use as drugs. In the event that a third party has also filed a U.S. patent application relating to our drug candidates or a similar invention, we may have to participate in interference or derivation proceedings declared by the USPTO to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that our efforts would be unsuccessful, resulting in a loss of our U.S. patent position. Furthermore, we may not have identified all U.S. and foreign patents or published applications that affect our business either by blocking our ability to commercialize our drugs or by covering similar technologies.

Composition-of-matter patents on the biological or chemical active pharmaceutical ingredient are generally considered to be the strongest form of intellectual property protection for pharmaceutical products, as such patents provide protection without regard to any method of use. We cannot be certain that the claims in our patent applications covering composition-of-matter of our product candidates will be considered patentable by the USPTO and courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our issued composition-of-matter patents will not be found invalid or unenforceable if challenged. Method-of-use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The U.S. Patent and Trademark Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review, or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third party patent rights.

We may not be able to protect our intellectual property rights throughout the world.

The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

We license patent rights from third-party owners. Such licenses may be subject to early termination if we fail to comply with our obligations in our licenses with third parties, which could result in the loss of rights or technology that are material to our business.

We are a party to licenses that give us rights to third-party intellectual property that is necessary or useful for our business, and we may enter into additional licenses in the future. Under these license agreements we are obligated to pay the licensor fees, which may include annual license fees, milestone payments, royalties, a percentage of revenues associated with the licensed technology and a percentage of sublicensing revenue. In addition, under certain of such agreements, we are required to diligently pursue the development of products using the licensed technology. If we fail to comply with these obligations and fail to cure our breach within a specified period of time, the licensor may have the right to terminate the applicable license, in which event we could lose valuable rights and technology that are material to our business.

If the licensor retains control of prosecution of the patents and patent applications licensed to us, we may have limited or no control over the manner in which the licensor chooses to prosecute or maintain its patents and patent applications and have limited or no right to continue to prosecute any patents or patent applications that the licensor elects to abandon.

We jointly own certain patent rights with third parties. Our ability to out-license these patent rights, or to prevent the third party from out-licensing these patent rights, may be limited in certain countries.

We jointly own certain patents and patent applications with third parties, and may jointly own patents and patent applications with third parties in the future. Unless we enter into an agreement with the joint owner, we will be subject to certain default rules pertaining to joint ownership. Certain countries require the consent of all joint owners to license jointly owned patents, and if we are unable to obtain such consent from the joint owner, we may not be able to license our rights under these patents and patent applications. In certain other countries, including the United States, the joint owner could license its rights under these patents and patent applications to another party without our consent and without any duty of accounting to us.

Litigation regarding patents, patent applications and other proprietary rights may be expensive and time consuming. If we are involved in such litigation, it could cause delays in bringing drug candidates to market and harm our ability to operate.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Although we are not currently aware of any litigation or other proceedings or third-party claims of intellectual property infringement related to our drug candidates, the pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may hold or obtain patents in the future and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization. Elan is involved in litigation with the Alzheimer’s Institute of America, or AIA. While the lawsuit was dismissed with prejudice, AIA appealed the result and if the appeal is successful, AIA may institute suit against us related to our research activities. If we become involved in this matter it may distract our management and result in substantial costs, although Elan is contractually obligated pursuant to the terms of the Demerger Agreement to reimburse us for our expenses and indemnify us for any damages.

In addition, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding:

•	the patentability of our inventions relating to our drug candidates; and/or

•	the enforceability, validity or scope of protection offered by our patents relating to our drug candidates.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us.

If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:

•	incur substantial monetary damages;

•	encounter significant delays in bringing our drug candidates to market; and/or

•	be precluded from participating in the manufacture, use or sale of our drug candidates or methods of treatment requiring licenses.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable; however, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities, Elan or Elan subsidiaries, or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Risks Relating to the Separation and Distribution

We may not realize some or all of the potential benefits we expect from our separation from Elan.

We may not realize the benefits we anticipate from our separation from Elan. These benefits include the following:

•	greater strategic focus of financial resources and management’s efforts;

•	direct and differentiated access to capital resources;

•	enhanced investor ability to evaluate our financial performance and strategy against our peer group; and

•	improved ability to align management incentive compensation with our performance by issuing options exercisable for Prothena ordinary shares.

We may not achieve the anticipated benefits from our separation for a variety of reasons, including the following:

•	the regulatory and other managerial challenges of operating as an independent public company may distract our management team from focusing on our business and strategic priorities;

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we will require substantial ongoing cash investment for the foreseeable future, we will no longer be supported by the revenue and cash flows of Elan’s business and we may not be able to issue debt or equity on terms acceptable to us or at all;

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our ability to differentiate our company against our peer group and attract early stage biotechnology investors is largely dependent on the success of our research and development programs, which are at an early stage; and

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we expect to continue to pay our key executives less cash compensation than what they were paid at Elan, so even if we are able to provide potential equity compensation tied specifically to our business, we may not be able to attract and retain key employees as desired.

We also may not fully realize the anticipated benefits from our separation if any of the matters identified as risks in this “Risks Factors” section were to occur. If we do not realize the anticipated benefits from our separation for any reason, our business may be materially adversely affected.

If we are unable to maintain effective internal controls, our business, financial position and results of operations could be adversely affected.

We are subject to the reporting and other obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which require annual management assessments of the effectiveness of our internal control over financial reporting. However, our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, if we continue to take advantage of the exemptions available to us through the JOBS Act.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002. These reporting and other obligations place significant demands on our management and administrative and operational resources, including accounting resources.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with accounting principles generally accepted in the United States. Any failure to maintain effective internal controls could have an adverse effect on our business, financial position and results of operations.

Our historical financial information is not necessarily representative of the results we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

Our financial results previously were included within the consolidated results of Elan; however, we were not directly subject to the reporting and other requirements of the Exchange Act until our separation from Elan in December 2012. The historical financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been an independent, publicly traded company during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is primarily because:

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our historical financial information reflects allocations for services historically provided to us by Elan, which allocations may not reflect the costs we will incur for similar services in the future as an independent company;

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subsequent to the completion of the Separation and Distribution, the cost of capital for our business may be higher than Elan’s cost of capital prior to the Separation and Distribution because Elan’s current cost of debt will likely be lower than ours; and

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our historical financial information does not reflect changes that we have incurred as a result of the separation of the Prothena Business from Elan, including changes in the cost structure, personnel needs, financing and operations of the contributed business as a result of the separation from Elan and from reduced economies of scale.

We are also responsible for the additional costs associated with being an independent, public company, including costs related to corporate governance and compliance with the rules of The NASDAQ Global Market, or NASDAQ, and the SEC. Prior to the Separation and Distribution, the Prothena Business was operated by Elan as part of its broader corporate organization, rather than as an independent company. Elan or one of its affiliates performed various corporate functions for us, including, but not limited to, legal, treasury, accounting, auditing, risk management, information technology, human resources, corporate affairs, tax administration, certain governance functions and external reporting. Our historical financial results include allocations of corporate expenses from Elan for these and similar functions. These allocations of cash and non-cash expenses are less than the comparable expenses we have incurred thus far as a separate publicly traded company. Therefore, our Financial Statements may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our Financial Statements, please see “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Financial Statements and the notes thereto included elsewhere in this prospectus.

In addition, we incur costs and expenses, including professional fees, to comply with Irish corporate and tax laws and financial reporting requirements and costs and expenses incurred in connection with holding the meetings of our board of directors, or our Board, in Ireland. There can be no assurance that these costs will not exceed the costs historically borne by Elan and those allocated to us in connection with the separation.

The agreements we have entered into with Elan involve conflicts of interest and therefore may have materially disadvantageous terms to us.

We have entered into certain agreements with Elan, including the Demerger Agreement, Tax Matters Agreement, Transitional Services Agreement, Research and Development Services Agreement and Subscription and Registration Rights Agreement, which set forth the main terms of the separation and provide a framework for our initial relationship with Elan. These agreements may have terms that are materially disadvantageous to us or are otherwise not as favorable as those that might be negotiated between unaffiliated third parties. In addition, in July 2013, Elan announced that it had entered into a definitive agreement to be acquired by Perrigo. If this transaction is consummated, Elan may be less willing to collaborate with us in connection with these and other matters.

We believe that we will be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

While the determination of passive foreign investment company, or “PFIC,” status is fact specific, and generally cannot be made until the close of the taxable year in question, based on the market price of our ordinary shares and the value and composition of our assets, we believe we will be a PFIC for U.S. federal income tax purposes for our current taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). In general, the total value of our assets for purposes of the asset test will be determined based on the market price of our ordinary shares. A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each taxable year). We believe we will be a PFIC for our current taxable year unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income. Because we expect to be a PFIC for our current taxable year, certain adverse U.S. federal income tax consequences could apply to U.S. persons who acquire our ordinary shares in this offering with respect to any “excess distribution” received from us and any gain from a sale or other disposition of our ordinary shares. See “Material United States. Federal Income Tax Consequences to U.S. Holders.”

Relationships between certain of our executive officers and directors with our principal shareholder could adversely affect our other shareholders and/or present actual, potential or perceived conflicts of interest.

Certain of our executive officers and directors are former officers and employees of Elan and thus have professional relationships with Elan’s executive officers and directors. Our Chairman of the Board, Dr. Lars G. Ekman, is Elan’s former President of Research and Development and a former member of Elan’s board of directors. Our Chief Executive Officer and director, Dr. Dale B. Schenk, has held the position of Executive Vice President and Chief Scientific Officer for Elan. Our director, Shane Cooke, is a former director of Elan and Elan’s former Chief Financial Officer, Executive Vice President and Head of Elan Drug Technologies. Our director, Richard T. Collier, is Elan’s former Executive Vice President and General Counsel. Our Head of Corporate and Business Development and Secretary, Dr. Tara Nickerson, has held the position of Vice President and Head of Business Development for Elan Pharmaceuticals, Inc., a subsidiary of Elan. Our Chief Scientific Officer and Head of Research and Development, Dr. Gene Kinney, has held the position of Senior Vice President, Pharmacological Sciences for Elan. In addition, certain of our other employees and directors have a meaningful financial interest in Elan as a result of their ownership of Elan ordinary shares, options and other equity awards. These relationships may create, or may create the appearance of, conflicts of interest when these directors and officers face decisions that could have different implications for Elan than for us.

For as long as we are an emerging growth company, we will be exempt from certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies, including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company, which is defined as a company with annual gross revenues of less than $1 billion, that has been a public reporting company for a period of less than five years, and that does not have a public float of $700 million or more in securities held by non-affiliated holders. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the end of the second fiscal quarter, (ii) the end of the fiscal year in which we have total annual gross revenues of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) the end of the fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, or the Securities Act.

For as long as we are an emerging growth company, unlike other public companies, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These include, but are not limited to, (i) reduced obligations with respect to the disclosure of selected financial data in registration statements filed with the Securities and Exchange Commission, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, (iii) an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain shareholder approval of any golden parachute payments not previously approved.

As noted above, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We intend to take advantage of such extended transition period. Since we would then not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our Financial Statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Risks Related to Our Ordinary Shares and this Offering

A trading market may not develop to provide you with adequate liquidity for our ordinary shares. In addition, the market price of our shares may fluctuate widely.

Our ordinary shares have been traded on The NASDAQ Global Market since December 21, 2012; however, there can be no assurance that an active trading market for our ordinary shares will develop or be sustained in the future. We cannot predict the prices at which our ordinary shares may trade at. The market price of our ordinary shares may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	our ability to obtain financing as needed;

•	progress in and results from our clinical trials, including our Phase 1 clinical trial of NEOD001;

•	failure or delays in advancing our preclinical drug candidates or other drug candidates we may develop in the future, into clinical trials;

•	results of clinical trials conducted by others on drugs that would compete with our drug candidates;

•	issues in manufacturing our drug candidates;

•	regulatory developments or enforcement in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	introduction of technological innovations or new commercial products by our competitors;

•	changes in estimates or recommendations by securities analysts, if any, who cover our company;

•	public concern over our drug candidates;

•	litigation;

•	future sales of our ordinary shares;

•	general market conditions;

•	changes in the structure of healthcare payment systems;

•	failure of any of our drug candidates, if approved, to achieve commercial success;

•	economic and other external factors or other disasters or crises;

•	period-to-period fluctuations in our financial results;

•	overall fluctuations in U.S. equity markets;

•	the sale of our shares by some shareholders, who received shares through the separation, because our business profile and market capitalization may not fit their investment objectives;

•	our quarterly or annual results, or those of other companies in our industry;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the operating and share price performance of other comparable companies;

•	investor perception of our company and the drug development industry;

•	natural or environmental disasters that investors believe may affect us; or

•	fluctuations in the budget of federal, state and local governmental entities around the world.

These and other external factors may cause the market price and demand for our ordinary shares to fluctuate substantially, which may limit or prevent investors from readily selling their ordinary shares and may otherwise negatively affect the liquidity of our ordinary shares. In particular, stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our ordinary shares. In the past, when the market price of a stock has been volatile, some holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

We rely on permitted exemptions from certain SEC and NASDAQ corporate governance standards, which may afford less protection to the holders of our ordinary shares.

NASDAQ and SEC rules and regulations generally require all members of the audit committee of a listed company to be “independent directors” as defined thereunder; furthermore, NASDAQ rules also generally require that the compensation committee and the nominating committee of listed companies consist solely of independent directors, and that the majority of a listed company’s board of directors be “independent directors” as defined thereunder. However, these rules are subject to certain “phase-in” periods for newly listed companies. We rely on the phase-in periods for the audit committee, compensation committee and nominating committee that allows each of our committees to include (i) a minimum of one independent director at the time of our NASDAQ listing, (ii) a majority of independent directors within 90 days of our NASDAQ listing and (iii) all independent directors within one year of our NASDAQ listing. Furthermore, we rely on the phase-in period for our Board to include a majority of independent directors within 12 months of our NASDAQ listing. Our reliance on these phase-in periods may adversely affect the level of independent oversight over the management of our company and therefore afford less protection to the holders of our ordinary shares.

We do not anticipate paying cash dividends, and accordingly, shareholders must rely on share appreciation for any return on their investment.

We anticipate losing money for the foreseeable future and, even if we do ever turn a profit, we intend to retain future earnings, if any, for the development, operation and expansion of our business. Thus, we do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in our ordinary shares will depend upon appreciation in their value and in order to receive any income or realize a return on your investment, you will need to sell your Prothena ordinary shares. There can be no assurance that our ordinary shares will maintain their price or appreciate in value.

Your percentage ownership in Prothena may be diluted in the future.

As with any publicly traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise. We may need to raise additional capital in the future. If we are able to raise additional capital, we may issue equity or convertible debt instruments, which may severely dilute your ownership interest in us. In addition, we intend to continue to grant option awards to our directors, officers and employees, which would dilute your ownership stake in us. As of June 30, 2013, the number of ordinary shares authorized under our equity plan is 2,650,000.

Future sales of our ordinary shares could adversely affect the trading price of our ordinary shares.

All of our ordinary shares will be freely tradable without restriction or further registration under the Securities Act unless the shares are “restricted securities” under the Securities Act or are owned by our “affiliates” as those terms are defined in the rules under the Securities Act. “Restricted securities” and shares held by “affiliates” may be sold in the public market if registered or if they qualify for an exemption from registration under Rule 144. Further, we have filed a registration statement to cover the shares issuable under our equity-based benefit plans.

In addition, at August 31, 2013, a wholly-owned subsidiary of Elan held approximately 18% of our outstanding ordinary shares. The ordinary shares held by a wholly-owned subsidiary of Elan are restricted securities, and Elan has agreed to cause the disposition of our ordinary shares as soon as a disposition is warranted consistent with the business purposes for Elan’s retention of our ordinary shares. We have agreed that, upon the request of Elan, we will use our reasonable best efforts to effect a registration under applicable federal and state securities laws of any of our ordinary shares issued to Elan. The sales of significant amounts of our ordinary shares or the perception in the market that this will occur may result in the lowering of the market price of our ordinary shares.

Elan has agreed not to dispose of or hedge any shares or any securities convertible into or exchangeable for our ordinary shares for a period of 90 days from the date of this prospectus. Please see “Shares Eligible for Future Sale—Lock-Up Agreements.”

Irish law differs from the laws in effect in the United States and may afford less protection to holders of our ordinary shares.

It may not be possible to enforce court judgments obtained in the United States against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

As an Irish company, we are governed by the Irish Companies Acts, which differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our ordinary shares may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

Irish law differs from the laws in effect in the United States with respect to defending unwanted takeover proposals and may give our board of directors less ability to control negotiations with hostile offerors.

We are subject to the Irish Takeover Rules. Under the Irish Takeover Rules, our Board is not permitted to take any action that might frustrate an offer for our shares once our Board has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which our Board has reason to believe an offer is or may be imminent. These provisions may give our Board less ability to control negotiations with hostile offerors and protect the interests of holders of ordinary shares than would be the case for a corporation incorporated in a jurisdiction of the United States.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds from this offering in ways that increase the value of your investment. We expect to use the net proceeds to us from this offering to conduct clinical trials and the balance for working capital and general corporate purposes, including research and development. We may also use a portion of the net proceeds for the acquisition of technologies, solutions or businesses that we believe are complementary to our own, although we have no agreements or understandings with respect to any acquisition at this time. We have not allocated the net proceeds from this offering for any specific purposes. Until we use the net proceeds to us from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause our share price to decline.

Transfers of our ordinary shares may be subject to Irish stamp duty.

Transfers of our shares effected by means of the transfer of book entry interests in DTC will not be subject to Irish stamp duty. However, if a shareholder holds our ordinary shares directly rather than beneficially through DTC any transfer of those shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of your shares. Please see “Certain Irish Tax Consequences Relating to the Holding of our Ordinary Shares.”

In certain limited circumstances, dividends paid by us may be subject to Irish dividend withholding tax.

In certain limited circumstances, dividend withholding tax (currently at a rate of 20%) may arise to the extent we decide to pay dividends in the future. A number of exemptions from dividend withholding tax exist such that shareholders resident in the U.S. and shareholders resident in other countries that have entered into a double taxation treaty with Ireland may be entitled to exemptions from dividend withholding tax subject to the completion of certain dividend withholding tax declaration forms.

Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.

Shareholders entitled to an exemption from Irish dividend withholding tax on any dividends received from us will not be subject to Irish income tax in respect of those dividends, unless they have some connection with Ireland other than their shareholding (for example, they are resident in Ireland). Shareholders who receive dividends subject to Irish dividend withholding tax will generally have no further liability to Irish income tax on those dividends.

Prothena shares, received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax, or CAT, could apply to a gift or inheritance of our shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because our shares will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT. At the date hereof, children have a tax-free threshold of €225,000 in respect of taxable gifts or inheritances received from their parents. Please see “Certain Irish Tax Consequences Relating to the Holding of our Ordinary Shares.” It is recommended that each shareholder consult his or her own tax advisor as to the tax consequences of holding our shares or receiving dividends from us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our ability to obtain additional financing in this or future offerings;

•	our history of operating losses;

•	our ability to successfully complete research and development of our drug candidates and the growth of the markets for those drug candidates;

•	our ability to develop and commercialize products before competitors that are superior to the alternatives developed by such competitors;

•	our ability to protect our patents and other intellectual property;

•	loss of key employees;

•	tax treatment of our separation from Elan and subsequent distribution of our ordinary shares;

•	restrictions on our taking certain actions due to tax rules and covenants with Elan;

•	the impact of our separation from Elan and risks relating to our ability to operate effectively as a stand-alone, publicly traded company, including, without limitation:

•	our ability to achieve benefits from our separation;

•	changes in our cost structure, management, financing and business operations;

•	growth in costs and expenses;

•	our ability to maintain financial flexibility and sufficient cash, cash equivalents, and investments and other assets capable of being monetized to meet our liquidity requirements;

•	disruptions in the U.S. and global capital and credit markets;

•	fluctuations in foreign currency exchange rates;

•	extensive government regulation;

•	the volatility of our share price;

•	general changes in U.S. Generally Accepted Accounting Principles;

•	business disruptions caused by information technology failures;

•	our use of proceeds from this offering; and

•	the other risks and uncertainties described in “Risk Factors” above.

These forward-looking statements are based on management’s current expectations, estimates, forecasts, and projections about our business and the industry in which we operate and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties, and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

MARKET, INDUSTRY AND OTHER DATA

This prospectus also contains estimates, projections and other information concerning our industry, our business, and the markets for our product candidates, including data regarding the estimated size of those markets, their projected growth rates, the perceptions and preferences of patients and physicians regarding certain therapies and other prescription, prescriber and patient data, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

USE OF PROCEEDS

We estimate that the net proceeds from the issue by us of 3,500,000 ordinary shares in this offering will be approximately $         million at an assumed public offering price of $         per share, which was the closing price of our ordinary shares as reported on NASDAQ on                     , 2013, after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their option to subscribe for additional shares in full, we estimate that net proceeds will be approximately $         million after deducting the underwriting discounts and estimated offering expenses payable by us.

We currently expect to use substantially all of the net proceeds from this offering to conduct clinical trials and the balance for working capital and general corporate purposes, including research and development.

Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including: the results of our Phase I clinical trial for NEOD001; the scope of research and development efforts; the timing and success of preclinical studies or clinical trials we may commence in the future; and the timing of regulatory submissions.

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or government securities.

We will not receive any proceeds from the ordinary shares to be offered by the selling shareholder, although we will pay certain of the expenses, other than underwriting discount, associated with the registration and sale of those shares.

PRICE RANGE OF OUR ORDINARY SHARES AND DIVIDEND POLICY

Our ordinary shares have been traded on The NASDAQ Global Market, or NASDAQ, under the symbol “PRTA” since December 21, 2012. The following table sets forth, for the periods indicated, the high and low intraday prices per share of our ordinary shares as reported by NASDAQ.

Year Ended December 31, 2012	High	Low
Fourth quarter (beginning December 21, 2012)	$8.10	$6.60

Year Ending December 31, 2013	High	Low
First quarter	$7.50	$5.64
Second quarter	14.00	6.49
Third quarter (through September 16, 2013)	22.48	12.14

On September 16, 2013, the last sale price of our ordinary shares as reported on NASDAQ was $20.10 per share. As of June 30, 2013, there were approximately 1,552 holders of record of our ordinary shares. Because many of our shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these recordholders.

We have never declared or paid cash dividends on our ordinary shares. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our Board.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2013:

•	on an actual basis;

•

on an as adjusted basis to give effect to the issuance and sale by us of 3,500,000 ordinary shares in this offering at an assumed public offering price of $         per share, which was the closing price of our ordinary shares as reported on NASDAQ on                     , 2013, after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this information together with our Financial Statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	June 30, 2013
	Actual	As Adjusted
	(unaudited, in thousands)
Cash and cash equivalents	$112,507	$

Shareholders’ equity:
Euro deferred shares, €22 nominal value:
10,000 shares authorized and none issued and outstanding, actual and as adjusted	$—		$—
Ordinary shares, $0.01 par value:
100,000,000 shares authorized; 17,679,182 and 21,179,182 shares issued and outstanding, actual and as adjusted, respectively	177		212
Additional paid-in capital	127,650
Accumulated deficit	(20,598)		(20,598)

Total shareholders’ equity	107,229

Total capitalization	$107,229	$

The outstanding share information in the capitalization table above is based on the number of ordinary shares outstanding as of June 30, 2013, and excludes the following:

•	1,835,500 ordinary shares issuable upon the exercise of outstanding options as of June 30, 2013 having a weighted-average exercise price of $6.57 per share; and

•	814,500 ordinary shares reserved for issuance pursuant to future awards under our 2012 Long Term Incentive Plan.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the public offering price per share of our ordinary shares in this offering and the net tangible book value per share of our ordinary shares after this offering. As of June 30, 2013, we had a historical net tangible book value of $107.2 million, or $6.07 per ordinary share. Our net tangible book value represents total tangible assets less total liabilities, all divided by the number of ordinary shares outstanding on June 30, 2013.

After giving effect to the issue by us of ordinary shares in this offering at an assumed public offering price of $         per share, which was the closing price of our ordinary shares as reported on NASDAQ on                     , 2013, and after deducting the underwriting discount and estimated offering expenses, our as adjusted net tangible book value at June 30, 2013 would have been approximately $         million, or $         per share. This represents an immediate increase in as adjusted net tangible book value of $         per share to existing shareholders and an immediate dilution of $         per share to new investors. The following table illustrates this per share dilution:

Assumed public offering price per share		$
Historical net tangible book value per share as of June 30, 2013	$6.07
Increase in as adjusted net tangible book value per share attributable to new investors

As adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

If the underwriters fully exercise their option to subscribe for additional shares, as adjusted net tangible book value after this offering would increase to approximately $         per share, and there would be an immediate dilution of approximately $         per share to new investors.

To the extent that outstanding options with an exercise price per share that is less than the as adjusted net tangible book value per share, before giving effect to the issuance and sale of shares in this offering, are exercised, new investors will experience further dilution. If all of our outstanding options described above were exercised, our net tangible book value as of June 30, 2013, before giving effect to the issuance and sale of shares in this offering, would have been approximately $110.0 million, or approximately $6.06 per share, and our as adjusted net tangible book value as of June 30, 2013 after this offering at an assumed public offering price of $         per share, which was the closing price of our ordinary shares as reported on NASDAQ on                     , 2013, would have been approximately $         million, or approximately $         per share, causing dilution to new investors of approximately $         per share.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

The following table shows, as of June 30, 2013, on an as adjusted basis, the number of ordinary shares subscribed for from us, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing ordinary shares in this offering at an assumed public offering price of $         per share, which was the closing price of our ordinary shares as reported on NASDAQ on                     , 2013, before deducting the estimated underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration				Average Price Per Share
	Number	Percent	Amount		Percent
Existing shareholders	17,679	83%		$126,745		%	$7.17
Investors participating in this offering	3,500	17%				%

	21,179	100%	$		100%

The number of ordinary shares to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2013 and excludes the following:

•	1,835,500 ordinary shares issuable upon the exercise of outstanding options as of June 30, 2013 having a weighted-average exercise price of $6.57 per share; and

•	814,500 ordinary shares reserved for issuance pursuant to future awards under our 2012 Long Term Incentive Plan.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our audited and unaudited Financial Statements, the related notes appearing at the end of this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial data included in this section are not intended to replace the Financial Statements and the related notes included elsewhere in this prospectus.

We derived the selected Consolidated Statement of Operations data for the years ended December 31, 2012, 2011 and 2010 and the Consolidated Balance Sheet data as of December 31, 2012 and 2011 from our audited Financial Statements appearing elsewhere in this prospectus. The selected Consolidated Statement of Operations data for the year ended December 31, 2009 and the Consolidated Balance Sheet data as of December 31, 2010 are derived from our audited Financial Statements not included in this prospectus. The Consolidated Statement of Operations data for the six months ended June 30, 2013 and 2012 and Consolidated Balance Sheet data as of June 30, 2013 have been derived from our unaudited Financial Statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and results for the six months ended June 30, 2013 are not necessarily indicative of results to be expected for the full year ending December 31, 2013.

Our historical results of operations presented below may not be reflective of our financial position, results of operations and cash flows had we operated as a stand-alone public company during all periods presented. Prior to December 21, 2012, the Prothena Business operated as part of Elan and not as a separate stand-alone entity. Our Combined Financial Statements prior to December 21, 2012 have been prepared on a “carve-out” basis from the consolidated financial statements of Elan to represent our financial position and performance as if we had existed on a stand-alone basis during each of the fiscal years presented in the Consolidated Financial Statements. Central support costs have been allocated to us for the purposes of preparing the Consolidated Financial Statements based on our estimated usage of the resources. Our estimated usage of the central support resources was determined by estimating our portion of the most appropriate driver for each category of central support costs such as headcount or labor hours, depending on the nature of the costs. We believe that such allocations have been made on a reasonable basis, but may not necessarily be indicative of all of the costs that would have been incurred if we had operated on a standalone basis.

	Years Ended December 31,				Six Months Ended June 30,
	2012	2011	2010	2009	2013	2012
	(in thousands, except per share data)
					(unaudited)
Consolidated Statement of Operations Data:
Revenues—related party	$2,658	$507	$1,243	$2,505	$338	$1,139

Operating expenses:
Research and development	34,139	24,172	9,787	2,933	14,104	16,776
General and administrative	9,929	5,579	3,618	683	6,393	4,885

Total operating expenses	44,068	29,751	13,405	3,616	20,497	21,661

Loss from operations	(41,410)	(29,244)	(12,162)	(1,111)	(20,159)	(20,522)
Interest income, net	5	—	—	—	36	—

Loss before income taxes	(41,405)	(29,244)	(12,162)	(1,111)	(20,123)	(20,522)
Provision for income taxes	6	426	320	47	130	—

Net loss	$(41,411)	$(29,670)	$(12,482)	$(1,158)	$(20,253)	$(20,522)

Basic and diluted net loss per share (1)	$(2.84)	$(2.05)	$(0.86)	$(0.08)	$(1.15)	$(1.42)

Shares used to compute basic and diluted net loss per share	14,593	14,497	14,497	14,497	17,679	14,497

	December 31,			June 30, 2013
	2012	2011	2010
	(in thousands)
				(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents (1)	$124,860	$—	$—	$112,507
Total assets	129,283	3,618	3,278	117,930
Other non-current liabilities	1,055	1,650	1,384	1,618
Total liabilities	2,799	10,054	3,249	10,701
Shareholders’ and parent company equity	126,484	(6,436)	(30)	107,229

(1)	Prior to the Separation and Distribution completed on December 20, 2012, the Prothena Business operated as part of Elan and not as a separate stand-alone entity. As a result, Prothena did not have any ordinary shares outstanding and cash and cash equivalents prior to December 20, 2012. The calculation of basic and diluted net loss per share assumes that the 14,496,929 ordinary shares issued to Elan shareholders in connection with the separation of the Prothena Business from Elan have been outstanding for all periods presented and that the 3,182,253 ordinary shares subscribed for by a wholly owned subsidiary of Elan upon separation have been outstanding since December 20, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the section entitled “Selected Financial Data” and our Financial Statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section.

Overview

We are a clinical stage biotechnology company focused on the discovery, development and commercialization of novel antibodies for the treatment of a broad range of diseases that involve protein misfolding or cell adhesion. We focus on the discovery, development and commercialization of therapeutic monoclonal antibodies directed specifically to disease causing proteins. Our antibody-based product candidates target a broad range of potential indications including AL and AA forms of amyloidosis (NEOD001), Parkinson’s disease and other synucleinopathies (PRX002) and inflammatory diseases and cancers (PRX003). We initiated a Phase 1 clinical trial for NEOD001, with the first patient dosing in April 2013. The Phase 1 clinical trial of NEOD001 is evaluating its safety and tolerability in AL amyloidosis patients. We also plan to initiate Phase 1 clinical trials for PRX002 and PRX003 in 2014 and 2015, respectively. Our strategy is to identify antibody candidates for clinical development by applying our extensive expertise in generating novel therapeutic antibodies and working with collaborators having expertise in specific animal models of disease.

We are a public limited company formed under the laws of Ireland. Our business consists of a substantial portion of Elan’s former drug discovery business platform, including Neotope Biosciences Limited and its wholly owned subsidiaries Onclave Therapeutics Limited and Prothena Biosciences Inc (which for the period prior to separation and distribution we refer to herein as the “Prothena Business”). Our Financial Statements for the periods prior to December 21, 2012 have been derived from Elan’s historical accounting records and reflect significant allocations of direct costs and expenses. All of the allocations and estimates in these Financial Statements are based on assumptions that we believe are reasonable. However, the Financial Statements do not necessarily represent our financial position or results of operations had we been operating as a separate independent entity. See “Critical Accounting Policies and Estimates” below as well as Note 2 to the audited Financial Statements included in this prospectus.

The Separation and Distribution

On August 13, 2012, Elan announced that its board of directors had approved the separation of Elan and its drug discovery business into two independent, publicly traded companies: Elan and Prothena. On December 7, 2012, the Elan board of directors approved a deemed in specie distribution by Prothena issuing directly to the holders of Elan ordinary shares and Elan American Depository Shares, or ADS, on a pro rata basis, Prothena ordinary shares representing 99.99% of Prothena’s outstanding shares (with the remaining 0.01% of Prothena’s outstanding shares, which were previously issued to the original incorporators of Prothena and which we refer to as the “incorporator shares,” being mandatorily redeemed by Prothena after the related demerger). On December 12, 2012, shareholders of Elan voted to approve the “in specie distribution” as required by Elan’s Articles of Association. On December 20, 2012, each holder of Elan ordinary shares or ADSs received 1 Prothena ordinary share for every 41 Elan ordinary shares or Elan ADSs held at the close of business on the record date for the distribution, subject to certain conditions.

Immediately after the Separation and Distribution, a wholly-owned subsidiary of Elan subscribed for ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena (as calculated immediately following the acquisition), for a cash payment to Prothena of $26.0 million. Immediately after the consummation of this subscription, the incorporator shares were mandatorily redeemed by Prothena pursuant to their terms for their initial subscription price, and cancelled. Immediately following the Separation and Distribution and Elan’s subscription for Prothena ordinary shares, Elan shareholders owned directly 82% of the outstanding ordinary shares of Prothena, and Elan owned the remaining 18%.

Basis of Presentation and Preparation of the Financial Statements

Our business consists of a substantial portion of Elan’s former drug discovery business platform, including Neotope Biosciences Limited and its wholly owned subsidiaries Onclave Therapeutics Limited and Prothena Biosciences Inc, and related tangible assets and liabilities.

Prior to December 21, 2012, the Prothena Business operated as part of Elan and not as a separate stand-alone entity. Our Consolidated Financial Statements for the periods prior to December 21, 2012 have been prepared on a “carve-out” basis from the consolidated financial statements of Elan to represent our financial performance as if we had existed on a stand-alone basis during those periods.

Prior to the Separation and Distribution on December 20, 2012, centralized support costs were allocated to us for the purposes of preparing the Consolidated Financial Statements based on our estimated usage of the resources. Our estimated usage of the centralized support resources was determined by estimating our portion of the most appropriate driver for each category of centralized support costs such as headcount or labor hours, depending on the nature of the costs. We believe that such allocations were made on a reasonable basis, but may not necessarily be indicative of the costs that would have been incurred if we had operated on a standalone basis. For additional information regarding the basis of preparation, refer to Note 2 to the audited Financial Statements included in this prospectus.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of these Consolidated Financial Statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We believe the following policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Carve-out of the Results of Operations, Financial Condition and Cash Flows of the Prothena Business

Prior to December 21, 2012, the Prothena Business operated as part of Elan and not as a separate stand-alone entity. Our Consolidated Financial Statements have been prepared on a “carve-out” basis from the consolidated financial statements of Elan to represent the financial position and performance of Prothena as if we had existed on a stand-alone basis during the years ended December 31, 2012, 2011 and 2010 and six months ended June 30, 2012, and as if Financial Accounting Standards Board, or FASB, Accounting Standard Codification, or ASC, Topic 810, “Consolidation,” or ASC 810, had been applied throughout. The Consolidated Financial Statements have been prepared in conformity with U.S. GAAP, by aggregating financial information from the components of Prothena described in Note 2 to the Consolidated Financial Statements included with this prospectus.

The accompanying Consolidated Financial Statements include allocations of direct costs and indirect costs attributable to our operations. Indirect costs relate to certain support functions that were provided on a centralized basis within Elan. The support functions provided to us by Elan included, but were not limited to: accounting, information technology, taxation, legal, corporate strategy, investor relations, corporate governance and other professional services, employee benefit administration, including equity award and pension services, and cash and treasury management. Central support costs of our business for the years ended December 31, 2012,

2011 and 2010 were $7.7 million, $4.0 million and $2.8 million, respectively and for the six months ended June 30, 2012 was $4.1 million. These costs have been allocated to us for the purposes of preparing the Consolidated Financial Statements based on our estimated usage of the resources. Our estimated usage of the central support resources was determined by estimating our portion of the most appropriate driver for each category of central support costs such as headcount or labor hours, depending on the nature of the costs. We believe that such allocations have been made on a reasonable basis, but may not necessarily be indicative of the costs that would have been incurred if we had operated on a standalone basis.

Share-Based Compensation

We account for our share-based compensation in accordance with the fair value recognition provisions of current authoritative guidance. Share-based awards, including stock options, are measured at fair value as of the grant date and recognized to expense over the requisite service period (generally the vesting period), which we have elected to amortize on a straight-line basis. Since share-based compensation expense is based on awards ultimately expected to vest, it has been reduced by an estimate for future forfeitures. We estimate forfeitures at the time of grant and revise our estimate, if necessary, in subsequent periods. We estimate the fair value of options granted using the Black-Scholes option valuation model. Significant judgment is required in determining the proper assumptions used in these models. The assumptions used include the risk free interest rate, expected term, expected volatility and expected dividend yield. We base our assumptions on historical data when available or when not available, on a peer group of companies. However, these assumptions consist of estimates of future market conditions, which are inherently uncertain, and therefore subject to our judgment. Share-based compensation expense for restricted stock units is measured based on the closing fair market value of Elan’s ordinary shares on the date of grant.

Total share-based compensation expense for the years ended December 31, 2012, 2011 and 2010 was $7.5 million, $3.6 million and $1.9 million, respectively and for the six months ended June 30, 2013 and 2012 was $1.1 million and $6.1 million, respectively. The expense for periods prior to December 31, 2012 was allocated to us based on awards from Elan equity plans granted to Elan employees who have, directly or indirectly, provided services to Prothena. We will not recognize any expense going forward in relation to the existing Elan equity-based awards as our employees are not required to provide service after the Separation and Distribution in order to receive the awards.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” which results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of ASU 2011-04 impacts our disclosures but did not have a material impact on its financial position, results of operations or cash flows. We adopted this standard during the year ended December 31, 2011.

As an emerging growth company under the JOBS Act, unlike many other public companies, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We have an extended transition period for adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies.

Results of Operations

Results for the Years Ended December 31, 2012, 2011 and 2010 and the Six Months Ended June 30, 2013 and 2012

	Years Ended December 31,			Six Months Ended June 30,
	2012	2011	2010	2013	2012
	(in thousands)
Revenues—related party	$2,658	$507	$1,243	$338	$1,139

Operating expenses:
Research and development	34,139	24,172	9,787	14,104	16,776
General and administrative	9,929	5,579	3,618	6,393	4,885

Total operating expenses	44,068	29,751	13,405	20,497	21,661

Loss from operations	(41,410)	(29,244)	(12,162)	(20,159)	(20,522)
Interest income, net	5	—	—	36	—

Loss before income taxes	(41,405)	(29,244)	(12,162)	(20,123)	(20,522)
Provision for income taxes	6	426	320	130	—

Net loss	$(41,411)	$(29,670)	$(12,482)	$(20,253)	$(20,522)

Six Months Ended June 30, 2013 and 2012

Revenue

Revenue consists of fees earned from the provision of R&D services to Elan.

During the six months ended June 30, 2013, total revenues decreased $0.8 million, or 70%, compared to the six months ended June 30, 2012. The decrease was primarily due to a reduction in the scope of the R&D services provided to Elan.

Operating Expenses

Total operating expenses consist of R&D expenses and general and administrative, or G&A, expenses. Operating expenses for the six months ended June 30, 2013 was $20.5 million, compared to $21.7 million for the six months ended June 30, 2012. R&D expenses primarily consist of employee and related expenses, costs associated with preclinical activities and regulatory operations, share-based compensation and other research costs we incurred in providing research services to Elan’s ELND005 program. G&A expenses primarily consist of professional services expenses, management compensation expenses and, for the six months ended June 30, 2012, certain centralized support costs that had been allocated to us by Elan based on our estimated usage of the resources. Share-based compensation expense during the six months ended June 30, 2012 was allocated to us by Elan. For additional information regarding the allocation of centralized G&A expenses, please refer to Note 2 to the Financial Statements included in this prospectus.

Research and Development Expenses

For the six months ended June 30, 2013, R&D expenses decreased by $2.7 million, or 16%, as compared to the six months ended June 30, 2012. The decrease for the six months ended June 30, 2013 as compared to the prior year period was primarily due to decreases in share-based compensation expense, personnel costs attributable to Prothena programs and external expenses related to our NEOD001 development program, partially offset by increases in costs related to our PRX002 and PRX003 programs.

Our research activities are aimed at developing new drug products. Our development activities involve the translation of our research into potential new drugs. R&D expenses include personnel, materials, equipment and facilities costs that are allocated to clearly related R&D activities.

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete development of our product candidates. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our drug discovery efforts and other R&D activities;

•	the potential benefits of our product candidates over other therapies;

•	clinical trial results; and

•	the terms and timing of regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of a product candidate or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

The following table sets forth the R&D expenses for our major program (specifically, any program where an Investigational New Drug Application has been filed with the FDA), NEOD001, and other R&D expenses for the six months ended June 30, 2013 and 2012, and the cumulative amounts to date (in thousands):

	Six Months Ended June 30,		Cummulative to Date
	2013	2012
NEOD001 (1)	$1,491	$3,841	$24,930
Other R&D (2)	12,613	12,935

	$14,104	$16,776

(1)	Cumulative R&D costs to date for NEOD001 include the costs incurred from the date when the program has been separately tracked in preclinical development. Expenditures in early discovery stage are not tracked by program and accordingly have been excluded from this cumulative amount.
(2)	Other R&D is comprised of preclinical development and discovery programs that have not yet resulted in an Investigational New Drug Application filing with the FDA, including PRX002 and PRX003, and research costs we incurred in providing research services to Elan’s ELND005 program.

General and Administrative Expenses

For the six months ended June 30, 2013, G&A expenses increased by $1.5 million, or 31%, compared to the six months ended June 30, 2012. G&A expenses consisted primarily of professional services fees (including payments to Elan under the Transitional Services Agreement), internal personnel costs and share-based compensation expense of $0.8 million for the six months ended June 30, 2013. For the six months ended June 30, 2012, G&A expenses was presented on a “carve-out” basis as the Prothena Business consisted of a substantial portion of Elan’s former drug discovery business platform, therefore the G&A expenses during the six months ended June 30, 2012 consisted of $0.8 million of direct expense incurred by the Prothena Business and $4.1 million of indirect expenses which was based on an allocation to the Prothena Business by Elan.

Taxation

Our operations were historically included in Elan’s consolidated U.S. federal and state income tax returns and in returns of certain Elan foreign subsidiaries. The current and deferred tax provision calculations have been prepared as if we were a separate taxable entity during the six months ended June 30, 2012 and are consistent with the asset and liability method prescribed by ASC 740. The current and deferred tax provision and the related tax disclosures are not necessarily representative of the tax provision (benefit) that may arise for the Company in the future.

The tax provision for the six months ended June 30, 2013 was $0.1 million compared to $Nil for the six months ended June 30, 2012. The tax provision reflects U.S. federal and state taxes and the availability of Irish tax losses.

Years Ended December 31, 2012, 2011 and 2010

Revenue

Total revenues increased $2.2 million, or 424%, from 2011 to 2012, primarily by an expansion of the scope of the research and development services provided to Elan.

Total revenues decreased by $0.7 million, or 59%, from 2010 to 2011, primarily by a reduction of the scope of the research and development services provided to Elan.

Operating Expenses

For the years ended December 31, 2012, 2011 and 2010, total operating expenses were $44.1 million, $29.8 million and $13.4 million, respectively. R&D expenses primarily consist of expenses for the early discovery efforts on pathology-biology based misfolding protein targets in chronic degenerative diseases, and research costs we incurred in providing research services to Elan’s ELND005 program. These expenses primarily consist of employee and related costs, and spending associated with external research. G&A expense primarily consists of professional services expenses, management compensation expenses and certain central support costs that had been allocated to us by Elan based on our estimated usage of the resources.

Research and Development Expenses

R&D expenses increased by $10.0 million, or 41%, in 2012 compared to 2011 and by $14.4 million, or 147%, in 2011 compared to 2010. The increases were primarily due to increases in share-based compensation expense, headcount attributable to Prothena programs and external expenses related to PRX002 and PRX003, offset by decreases in NEOD001 related costs.

The following table sets forth the R&D expenses for our major program (specifically, any program where an Investigational New Drug Application has been filed with the FDA), NEOD001, and other R&D expenses for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Years Ended December 31,
	2012	2011	2010
NEOD001 (1)	$7,995	$11,322	$2,281
Other R&D (2)	26,144	12,850	7,506

	$34,139	$24,172	$9,787

(1)	Expenditures in early discovery stage are not tracked by program and accordingly have been excluded from this cumulative amount.

(2)	Other R&D is comprised of preclinical development and discovery programs that have not yet resulted in an Investigational New Drug Application filing with the FDA, and research costs we incurred in providing research services to Elan’s ELND005 program.

General and Administrative Expenses

G&A expenses increased by $4.4 million, or 78% in 2012 compared to 2011 and by $2.0 million, or 54%, in 2011 compared to 2010. The increases were primarily due to increases in support costs allocated to the Prothena business by Elan.

Taxation

Our operations were historically included in Elan’s consolidated U.S. federal and state income tax returns and in returns of certain Elan foreign subsidiaries. The current and deferred tax provision calculations have been prepared as if we were a separate taxable entity and consistent with the asset and liability method prescribed by ASC 740.

The tax provision for the years ended December 31, 2012, 2011 and 2010 was $6,000, $426,000 and $320,000, respectively. The tax provision reflects U.S. Federal and State taxes and the availability of Irish tax losses.

Liquidity and Capital Resources

Overview

Prior to the separation of the Prothena Business from Elan, our operating and capital resource requirements were funded by Elan. As part of the Separation and Distribution, Elan made a cash investment in us of $99.0 million, which we expect to be used to fund working capital expenses and for other general corporate purposes. Additionally, a wholly-owned subsidiary of Elan made a cash payment of $26.0 million to subscribe for 18% of our outstanding ordinary shares (as calculated immediately following the subscription). As of June 30, 2013, we had $112.5 million in cash and cash equivalents. Based on our current business plan, we believe such cash and cash equivalents will be sufficient to meet our obligations for at least the next twelve months.

We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of our product candidates. Our future capital requirements will depend on numerous factors, including, without limitation, the timing of initiation, progress, results and costs of our clinical trials; the results of our research and preclinical studies; the costs of clinical manufacturing and of establishing commercial manufacturing arrangements; the costs of preparing, filing, and prosecuting patent applications and maintaining, enforcing, and defending intellectual property-related claims; the costs and timing of capital asset purchases; our ability to establish research collaborations, strategic collaborations, licensing or other arrangements; the costs to satisfy our obligations under potential future collaborations; and the timing, receipt, and amount of revenues or royalties, if any, from any approved drug candidates. In order to develop and obtain regulatory approval for our potential products we may need to raise substantial additional funds. We expect to raise any such additional funds through public or private equity or debt financings, collaborative agreements with corporate partners or other arrangements. We cannot assume that such additional financings will be available on acceptable terms, if at all, and such financings may only be available on terms dilutive to our shareholders.

The following table summarizes, for the periods indicated, selected items in our Consolidated Statements of Cash Flows (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2012	2011	2010	2013	2012
Net cash used in operating activities	$(42,072)	$(19,697)	$(9,083)	$(11,958)	$(18,988)
Net cash used in investing activities	(1,301)	(595)	(2,607)	(311)	(171)
Net cash provided by (used in) financing activities	168,233	20,292	11,690	(84)	19,159

Net decrease in cash and cash equivalents	$124,860	$—	$—	$(12,353)	$—

Cash Flows for the Six Months Ended June 30, 2013 and 2012

Cash Used in Operating Activities

Net cash used in operating activities was $12.0 million and $19.0 million during the six months ended June 30, 2013 and 2012, respectively, in each case consisting primarily of net losses (adjusted to exclude non-cash charges) and changes in working capital accounts. The decrease was primarily due to an increase in current liabilities.

Cash Used in Investing Activities

Net cash used in investing activities was $0.3 million and $0.2 million during the six months ended June 30, 2013 and 2012, respectively, consisting primarily of purchases of property and equipment.

Cash (Used in) Provided by Financing Activities

Net cash used in financing activities was $0.1 million during the six months ended June 30, 2013, consisting of the final settlement of liabilities as a result of our separation from Elan. Net cash provided by financing activities was $19.2 million during the six months ended June 30, 2012, reflecting funding provided by Elan.

Cash Flows for the Years Ended December 31, 2012, 2011 and 2010

Cash Used in Operating Activities

Net cash used in operating activities was $42.1 million, $19.7 million and $9.1 million in 2012, 2011 and 2010, respectively, in each case consisting primarily of net losses (adjusted to exclude non-cash charges) and changes in working capital accounts.

Cash Used in Investing Activities

Net cash used in investing activities was $1.3 million in 2012, consisting of purchases of property and equipment. Net cash used in investing activities was $0.6 million in 2011, consisting of purchases of property and equipment and computer software. Net cash used in investing activities was $2.6 million in 2010, primarily consisting of purchases of property and equipment.

Cash Provided by Financing Activities

Net cash provided by financing activities was $168.2 million in 2012, primarily consisting of funding provided by Elan and the issue of ordinary shares to a wholly owned subsidiary of Elan. Net cash provided by financing activities was $20.3 million and $11.7 million in 2011 and 2010, respectively, reflecting funding provided by Elan.

Off-Balance Sheet Arrangements

At June 30, 2013, we were not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table sets out, at December 31, 2012 and June 30, 2013, our main contractual obligations due by period. This represents our future minimum rental commitments under our operating lease. The table does not include items such as future investments in financial assets.

Years Ending December 31,	December 31, 2012	June 30, 2013
		(unaudited)
2013 (remaining)	$ 1,155	$ 587
2014	1,261	1,261
2015	1,342	1,342
2016	1,396	1,396
2017	1,452	1,452
Thereafter	4,569	4,569

	$11,175	$10,607

We had commitments to suppliers for purchases totaling $1.3 million and $Nil at December 31, 2012 and June 30, 2013, respectively.

BUSINESS

Overview

We are a clinical stage biotechnology company focused on the discovery, development and commercialization of novel antibodies for the treatment of a broad range of diseases that involve protein misfolding or cell adhesion. Our team has a track record of discovering and developing immunotherapy products including a beta immunotherapy platform and Tysabri. We focus on the discovery, development and commercialization of therapeutic monoclonal antibodies directed specifically to disease causing proteins. Our antibody-based product candidates target a broad range of potential indications including AL and AA forms of amyloidosis (NEOD001), Parkinson’s disease and other synucleinopathies (PRX002) and inflammatory diseases and cancers (PRX003). We initiated a Phase 1 clinical trial for NEOD001, with the first patient dosing in April 2013. The Phase 1 clinical trial of NEOD001 is evaluating its safety and tolerability in AL amyloidosis patients. We also plan to initiate Phase 1 clinical trials for PRX002 and PRX003 in 2014 and 2015, respectively. Our strategy is to identify antibody candidates for clinical development by applying our extensive expertise in generating novel therapeutic antibodies and working with collaborators having expertise in specific animal models of disease.

We were formed under the laws of Ireland as a private limited company under the name “Neotope Corporation Limited” on September 26, 2012. We subsequently re-registered as a public limited company and changed our name to “Neotope Corporation plc.” On November 1, 2012, our shareholders resolved to change our name to “Prothena Corporation plc,” and this was approved by the Irish Registrar of Companies on November 7, 2012.

Our business consists of a substantial portion of Elan’s former drug discovery business platform, including Neotope Biosciences Limited and its wholly owned subsidiaries Onclave Therapeutics Limited and Prothena Biosciences Inc (which for the period prior to separation and distribution we refer to herein as the “Prothena Business”). Prior to December 21, 2012, the Prothena Business operated as part of Elan and not as a separate stand-alone entity. After the separation from Elan, and the related distribution of our ordinary shares to Elan’s shareholders (which we refer to as the “Separation and Distribution”), our ordinary shares began trading on The NASDAQ Global Market under the symbol “PRTA” on December 21, 2012.

In connection with the Separation and Distribution, Elan invested total cash in us of $125.0 million, which includes 18% of our outstanding ordinary shares (as calculated immediately following the consummation of such subscription) that a wholly-owned subsidiary of Elan subscribed for immediately following the Separation and Distribution.

Our Approach

We focus on the discovery, development and commercialization of therapeutic monoclonal antibodies directed specifically to disease causing proteins. These product candidates target a broad range of potential indications including AL (primary) and AA (secondary) forms of amyloidosis, Parkinson’s disease and other synucleinopathies, and novel cell adhesion targets involved in inflammatory diseases and cancers. Our strategy is to apply our extensive expertise in generating novel therapeutic antibodies and work with collaborators having expertise in specific animal models of disease, to identify antibody candidates for clinical development.

An epitope is the molecular target recognized by an antibody. A neo-epitope is a site on a protein that becomes accessible only after modification, such as from cleavage or by misfolding into an abnormal shape. The neo-epitopes we target may occur as part of a disease-associated pathological process. For some of our products we are developing novel, specific monoclonal antibodies against neo-epitope targets for the potential treatment of patients having a disease associated with the neo-epitope.

Targeting Neo-epitopes of Misfolded Proteins Associated with Disease

In addition to antibodies directed to neo-epitope targets, we are developing antibodies directed to other targets. For example, we have generated antibodies against novel cell adhesion targets expressed on certain pathogenic Th17 immune cells and tumor cells. One specific cell adhesion protein, called melanoma cell adhesion molecule, or MCAM, interacts with another protein called laminin near blood vessel walls which allows circulating tumor cells and a critical subset of T cells to leave the bloodstream and enter into tissues, sometimes initiating pathogenic processes that result in disease. Antibodies that interfere with the cell adhesion process may be useful for treating a range of inflammatory diseases and cancers.

Targeting Cell Adhesion Involved in Disease Processes

Research and Development Pipeline

Our research and development pipeline includes three lead therapeutic antibody programs that we intend to advance: NEOD001 for the potential treatment of AL and AA amyloidosis; PRX002 for the potential treatment of Parkinson’s disease; and PRX003 for the potential treatment of inflammatory diseases and cancers.

The following table summarizes the status and anticipated upcoming milestones of our research and development pipeline for lead programs:

Our Lead Programs

NEOD001 for Amyloidosis

We are developing NEOD001, a monoclonal antibody targeting AL and AA amyloid for the potential treatment of amyloidosis.

Systemic amyloidoses are a complex group of diseases caused by tissue deposition of misfolded proteins that result in progressive organ damage. The most common type, AL amyloidosis or primary amyloidosis, involves a hematological disorder caused by plasma cells that produce misfolded AL protein resulting in deposits of abnormal AL protein (amyloid), in the tissues and organs of individuals with AL amyloidosis. Although little data are available on amyloidosis populations, AL amyloidosis is a rare disorder with an estimated incidence of 8.9 in 1,000,000 patient years. 1,200 to 3,200 new cases of AL amyloidosis are reported each year in the United States. The etiology of AL amyloidosis remains poorly understood.

Current treatments of patients with AL amyloidosis are organ transplant or treatments aimed at reducing or eliminating the bone marrow disorder, i.e. the plasma cells that are responsible for producing the AL protein, thereby limiting production of amyloid. There are no currently approved treatments for AL amyloidosis and no treatments that directly target potentially toxic forms of the AL protein. We believe that there are approximately 15,000 patients in the United States and Europe suffering from AL amyloidosis.

A different form of systemic amyloidosis, AA amyloidosis or secondary amyloidosis, occurs as a result of other illnesses, such as chronic inflammatory diseases (for example, rheumatoid arthritis and ankylosing spondylitis) or chronic infections (for example, tuberculosis or osteomyelitis). In secondary amyloidosis, the depositing amyloid protein is amyloid A protein. Amyloid A protein is a cleaved fragment from the acute phase protein serum amyloid A that is produced in abundance by the liver as a result of chronic inflammation. The treatment of secondary amyloidosis is directed at treating the underlying illness, typically with broad acting anti-inflammatory agents such as tumor necrosis factor, or TNF, inhibitors. We believe that there are approximately 8,000 patients in the United States and Europe suffering from AA amyloidosis.

NEOD001 is a monoclonal antibody that specifically targets the amyloid that accumulates in both AL and AA forms of amyloidosis. The antibody was designed to not react with normal serum amyloid A and only with the aberrant cleaved form of the protein (amyloid A). Preclinical data has demonstrated survival benefits and selectivity of NEOD001 for amyloid deposits in a mouse model of AA amyloidosis. This approach has the potential to be a first-in-class agent for this orphan disease with a significant unmet medical need. NEOD001 was granted orphan drug designation for the treatment of AL and AA amyloidosis by the FDA in 2012 and for the treatment of AL amyloidosis by the European Medicines Agency in 2013. An Investigational New Drug application, or IND, for NEOD001 in systemic amyloidosis (AL and AA forms of amyloidosis) was filed and accepted by the FDA in 2012. We have initiated a Phase 1 clinical trial for NEOD001 with the first patient dosed in April 2013. The primary objective of the Phase 1 clinical trial is evaluating the safety and tolerability of NEOD001 in AL Amyloidosis patients and determining a recommended dose for testing in Phase 2 trials. The secondary and exploratory objective of the Phase 1 clinical trial includes assessments of pharmacokinetics and immunogenicity of NEOD001 and hematologic and organ response. We anticipate initiating a Phase 2 trial of NEOD001 in 2014 assuming a Phase 2 recommended dose is identified prior to that date.

PRX002 for Parkinson’s Disease

We are developing PRX002, a monoclonal antibody targeting synuclein for the potential treatment of Parkinson’s disease and other synucleinopathies. Together with scientists at the University of California, San Diego, or UCSD, under various laboratory services agreements pursuant to which such scientists performed research pursuant to statements of work established by UCSD and Neotope Biosciences, Prothena scientists have published a number of scientific papers describing effects of these antibodies in preclinical models resembling Parkinson’s disease.

Alpha-synuclein is a protein that is a prominent component of Lewy bodies and neurites which are pathological hallmarks of Parkinson’s disease, dementia with Lewy bodies, multiple system atrophy and certain other neurological disorders, collectively known as synucleinopathies. While the normal function of synuclein is not well understood, the protein normally occurs in an unstructured soluble form. In synucleinopathies, the synuclein protein can misfold and aggregate to form insoluble fibrils that contribute to the pathology of the disease.

Parkinson’s disease is a degenerative disorder of the central nervous system. The motor symptoms of Parkinson’s disease result from the death of dopamine-generating cells in the substantia nigra, a region of the midbrain.

Early in the course of the disease, the most obvious symptoms are movement-related and include shaking, rigidity, slowness of movement and difficulty with walking and gait. Later, cognitive and behavioral problems may arise, with dementia commonly occurring in the advanced stages of the disease. Other symptoms include sensory, sleep and emotional problems. Parkinson’s disease is more common in the elderly, with most cases occurring after the age of 50.

Parkinson’s disease is the second most common neurodegenerative disorder after Alzheimer’s disease. There are an estimated seven to 10 million Parkinson patients worldwide. Current treatments for Parkinson’s disease are effective at managing the early motor symptoms of the disease, mainly through the use of levodopa and dopamine agonists. As the disease progresses and dopaminergic neurons continue to be lost, these drugs eventually become ineffective at treating the symptoms. The goal of our approach is to slow down the progressive neurodegenerative consequences of disease, a current unmet need.

There is genetic evidence for a causal role of synuclein in Parkinson’s disease. In rare cases of familial forms of Parkinson’s disease, there are mutations in the synuclein gene, or duplication and triplications of the gene that may cause synuclein protein to form amyloid-like fibrils that contribute to the disease. There is also increasing evidence that pathogenic forms of synuclein can be propagated and transmitted from neuron to neuron. Recent studies in cellular and animal models suggest that the spread of synuclein-associated neurodegeneration can be disrupted by targeting the pathogenic synuclein.

We have generated proprietary antibodies targeting alpha-synuclein that may slow or reduce the neurodegeneration associated with synuclein misfolding and/or transmission. We have tested the efficacy of these antibodies in various cellular and animal models of synuclein-related disease. In a transgenic mouse model of Parkinson’s disease, passive immunization with 9E4, a murine version of PRX002, reduced the appearance of synuclein pathology, protected synapses and improved performance by the mice in behavioral testing. The humanized antibody product candidate PRX002 has advanced into manufacturing and preclinical safety testing. We anticipate filing an IND and initiating a Phase 1 trial of PRX002 for Parkinson’s disease in 2014.

PRX003 for Inflammatory Diseases and Cancers

We are developing PRX003, a monoclonal antibody targeting MCAM for the potential treatment of inflammatory diseases and cancers.

MCAM is a cell adhesion molecule that allows certain cells travelling in the blood stream to leave the circulation and enter tissues. For example, MCAM is expressed on pathogenic Th-17 expressing immune cells that underlie inflammatory diseases and on tumor cells involved in metastatic cancer. MCAM functions like VELCRO™ hook-and-loop fasteners, allowing these cells to stick to the blood vessel wall and migrate into tissues to initiate their pathogenic process.

Our research in the area of cell adhesion has uncovered unique insights into MCAM function, allowing us to develop specific and novel antibodies that may block MCAM’s VELCRO-like function as potential therapeutics to prevent disease causing cells from spreading into tissue.

Anti-MCAM antibodies may be useful for treating a variety of inflammatory diseases such as rheumatoid arthritis, psoriasis, psoriatic arthritis, multiple sclerosis, sarcoidosis and Behcet’s disease. Inflammatory disease arises from an inappropriate immune response of the body against substances and tissues normally present in the body. In other words, the immune system mistakes some part of the body as a pathogen and attacks its own cells. A substantial portion of the population suffers from these diseases, which are often chronic, debilitating, and life-threatening. There are more than eighty illnesses caused by autoimmunity. Current treatment for many types of inflammatory diseases typically entails the use of broad acting immunosuppressive agents that weaken the body’s ability to fight infection. Only 3 to 5% of CD4+ T-cells in the circulation express MCAM, yet these cells appear to be disproportionately involved in the propagation of inflammatory diseases. Hence, anti-MCAM based therapy may provide a more specific way to target the disease-causing immune cells while not interfering with normal function of the majority of the immune system.

MCAM antibodies may also be useful for treating cancers, including melanoma. Melanoma is a malignant tumor of melanocytes, a potentially dangerous form of skin cancer. It was estimated that doctors in the United States would diagnose about 76,250 new cases of melanoma in 2012, with approximately 9,000 melanoma-related deaths that are usually related to metastatic spread of the tumors. Normal melanocytes do not express MCAM, but expression is turned on and continues to increase as the cells become more malignant. Treatment with anti-MCAM antibodies may help patients with melanoma by inhibiting the growth and spread of the tumor.

We have generated monoclonal antibodies that selectively block MCAM-mediated cell adhesion and have been shown to delay relapse and severity of relapse in a mouse model of multiple sclerosis known as experimental autoimmune encephalomyelitis. Our antibodies are currently being tested in animal models of inflammatory diseases and cancers. Based on early results from these studies, we have identified a lead clinical candidate, PRX003. We have advanced this antibody into manufacturing and intend to advance this antibody into preclinical safety testing. We anticipate that we will file an IND and initiate a Phase 1 trial of PRX003 in late 2015.

Our Discovery Programs

Our pipeline also includes several late discovery stage programs for which we are testing efficacy of antibodies in preclinical models of disease. We are also generating additional novel antibodies against other targets involved in protein misfolding and cell adhesion for characterization in vivo and in vitro. If promising, we expect that these antibodies will advance to preclinical development.

Our Strategy

Our goal is to be a leading biotechnology company focused on discovery, development and commercialization of novel antibodies for the treatment of a broad range of diseases that involve protein misfolding or cell adhesion. Key elements of our strategy to achieve this goal are to:

•	Continue to discover antibodies directed against novel targets involved in protein misfolding and cell adhesion.

We will continue to leverage our core scientific expertise and proprietary technology to develop innovative antibody-based therapeutics for the potential treatment of a range of diseases. Once we formulate a novel hypothesis or approach to a known target, we generate antibodies against that target. Specific and selective antibodies are characterized in vitro, then used to test the initial hypothesis in vivo using animal models of disease. We typically rely on the use of animal models that have been extensively developed by external laboratories, as we have already done with our programs for AL amyloidosis and Parkinson’s disease. We plan to maintain a broad and diverse pipeline of antibodies with multiple potential indications.

•	Quickly translate our research discoveries into clinical development.

Once we establish in vivo proof of concept for our antibody candidates, we use animal models to identify potential clinical candidates to rapidly advance to manufacturing and preclinical testing. We have contracted with Boehringer Ingelheim for cell line development and antibody drug substance production. In 2012, we filed an IND with the FDA for NEOD001 for AL and AA amyloidosis and we initiated a Phase 1 clinical trial of NEOD001 in amyloidosis patients in April 2013.

•	Establish early clinical proof of concept with our therapeutic antibodies.

We will leverage our insight of pathology in diseases involving protein misfolding and cell adhesion to employ biomarker endpoints as a way to detect signals of biological activity early in the clinical development process. We may elect to start clinical testing of our antibodies in smaller indications having more well-established endpoints in order to demonstrate proof of concept as a basis for further investment in clinical trials, potentially in larger indications, by us or potential partners.

•	Strategically collaborate or out-license select programs.

We intend to seek to collaborate or license certain potentially therapeutic antibody products to biotechnology or pharmaceutical companies for preclinical and clinical development and commercialization. For certain product opportunities, we may choose to proceed with further clinical development independently in order to create long term value. We intend to seek strategic alliances in which we would provide our research and development services for our collaborators as part of our plan to generate revenue.

•	Highly leverage external talent and resources.

We plan to maintain strong talent internally having expertise in our core areas of focus and as needed to execute efficiently on our clinical development and business objectives. We will leverage outsourcing to meet our operational and business needs while maintaining flexibility as those needs may change over time. We plan to continue to rely on the very extensive experience of our management team to execute on our objectives.

•	Collaborate with scientific and clinical experts in disease areas of interest.

We collaborate with highly regarded scientists having expertise in our disease areas of interest to test and characterize our potential therapeutic antibody candidates. We also collaborate with leading clinical experts in our disease areas of interest for feedback and guidance on our programs. In addition, we engage a number of consultants having specific functional and/or disease area expertise to execute our preclinical and clinical development programs.

•	Evaluate commercialization strategies on a product-by-product basis in order to maximize the value of our product candidates or future potential products.

As we move our drug candidates through development toward regulatory approval, we will evaluate several options for each drug candidate’s commercialization strategy. These options include building our own internal sales force; entering into a joint marketing partnership with another pharmaceutical or biotechnology company, whereby we jointly sell and market the product; and out-licensing our product, whereby another pharmaceutical or biotechnology company sells and markets our product and pays us a royalty on sales. Our decision will be made separately for each product and will be based on a number of factors including capital necessary to execute on each option, size of the market to be addressed and terms of potential offers from other pharmaceutical and biotechnology companies. It is too early for us to know which of these options we will pursue for our drug candidates, assuming their successful development.

Regulation

We anticipate that if we commercialize any products, the U.S. market will be our most important market. For this reason, the laws and regulations discussed below focus on the requirements applicable to biologic products in the United States.

Government Regulation

Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, testing, manufacturing, safety, efficacy, labeling, storage, record-keeping, advertising, promotion and marketing of pharmaceutical products, including biologics, under the Federal Food, Drug, and Cosmetic Act, or FFDCA, and its implementing regulations, and the Public Health Service Act, or PHSA, and its implementing regulations. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions of both companies and individuals. In addition, administrative remedies can involve requests to recall violative products; the refusal of the government to enter into supply contracts; or the refusal to approve pending product approval applications until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labeling restrictions.

The pricing of pharmaceutical products is regulated in many countries and the mechanism of price regulation varies. In the United States, while there are limited indirect federal government price controls over private sector purchases of drugs, it is not possible to predict future regulatory action on the pricing of pharmaceutical products.

Product Approval

In the United States, our drug candidates are regulated as biologic pharmaceuticals, or biologics. The FDA regulates biologics under the FFDCA, PHSA and its implementing regulations. Biologics are also subject to other federal, state and local statutes and regulations. The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

•	submission to the FDA of an Investigational New Drug Application, or IND, which must become effective before human clinical trials may begin and must be updated annually;

•	completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with the FDA’s Good Laboratory Practice, or GLP, regulations;

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performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for each proposed indication, all performed in accordance with FDA’s cGCP regulations;

•	submission to the FDA of a BLA for a new biologic, after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the product is produced and tested to assess compliance with cGMP regulations; and

•	FDA review and approval of a BLA for a new biologic, prior to any commercial marketing or sale of the product in the United States.

Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an IND before human testing may proceed. An IND is a request for authorization from the FDA to administer an investigational drug or biologic product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human studies. The IND also includes results of animal studies or other human studies, as appropriate, as well as manufacturing information, analytical data and any available clinical data or literature to support the use of the investigational new drug. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with cGCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical trial site’s IRB before the trials may be initiated, and the IRB must monitor the study until completed. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

The clinical investigation of a pharmaceutical, including a biologic, is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or be combined. The three phases of an investigation are as follows:

•	Phase 1. Phase 1 includes the initial introduction of an investigational product into humans. Phase 1 clinical trials are typically closely monitored and may be conducted in patients with the target disease or condition or in healthy volunteers. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational product in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness. During Phase 1 clinical trials, sufficient information about the investigational product’s pharmacokinetics and pharmacological effects may be obtained to permit the design of well-controlled and scientifically valid Phase 2 clinical trials. The total number of participants included in Phase 1 clinical trials varies, but is generally in the range of 20 to 80;

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Phase 2. Phase 2 includes controlled clinical trials conducted to preliminarily or further evaluate the effectiveness of the investigational product for a particular indication(s) in patients with the disease or condition under study, to determine dosage tolerance and optimal dosage, and to identify possible adverse side effects and safety risks associated with the product. Phase 2 clinical trials are typically well-controlled, closely monitored, and conducted in a limited patient population, usually involving no more than several hundred participants;

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Phase 3. Phase 3 clinical trials are generally controlled clinical trials conducted in an expanded patient population generally at geographically dispersed clinical trial sites. They are performed after preliminary evidence suggesting effectiveness of the product has been obtained, and are intended to further evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational product, and to provide an adequate basis for product approval. Phase 3 clinical trials usually involve several hundred to several thousand participants.

The clinical trial process can take three to ten years or more to complete, and there can be no assurance that the data collected will support FDA approval of the product. The FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by IRBs, which must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede or prevent marketing authorization.

The results of the preclinical and clinical testing, along with information regarding the manufacturing of the product and proposed product labeling, are evaluated and, if determined appropriate, submitted to the FDA through a BLA. The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators.

Once the BLA submission has been accepted for filing, the FDA’s standard goal is to review applications within ten months of the filing date or, in the case of priority review, six months from the filing date. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, pure and potent, which includes determining whether it is effective for its intended use, and whether the product is being manufactured in accordance with cGMP, to assure and preserve the product’s identity, strength, quality, potency and purity. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations.

After the FDA evaluates the BLA and conducts inspections of manufacturing facilities where the candidate product and/or its API will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. The FDA could approve the BLA with a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

There can be no marketing in the United States of a biologic until a BLA has been submitted and approved by the FDA. Until an application is actually approved, there can be no assurance that the information requested and submitted will be considered adequate by the FDA.

Post-Approval Requirements

Any products manufactured or distributed by us or on our behalf pursuant to FDA approvals are subject to continuing regulation by the FDA, including requirements for record-keeping, reporting of adverse experiences with the biologic, and submitting biological product deviation reports to notify the FDA of unanticipated changes in distributed products. Additionally, any significant change in the approved product or in how it is manufactured, including changes in formulation or the site of manufacture, generally require prior FDA approval. The packaging and labeling of all products developed by us are also subject to FDA approval and ongoing regulation.

Manufacturers are required to register their facilities with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP standards, which impose certain quality processes, manufacturing controls and documentation requirements upon us and our third-party manufacturers in order to ensure that the product is safe, has the identity and strength, and meets the quality, purity and potency characteristics that it purports to have. Certain states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Noncompliance with cGMP or other requirements can result in issuance of warning letters, civil and criminal penalties, seizures, and injunctive action.

FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA and other federal and state agencies closely regulate the labeling, marketing and promotion of drugs. While doctors are free to prescribe any product approved by the FDA for any use, a company can only make claims relating to safety and efficacy of a product that are consistent with FDA approval, and the company is allowed to market a drug only for the particular use and treatment approved by the FDA. In addition, any claims we make for our products in advertising or promotion must be appropriately balanced with important safety information and otherwise be adequately substantiated. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising, injunctions, potential civil and criminal penalties, criminal prosecution, and agreements with governmental agencies that materially restrict the manner in which a company promotes or distributes drug products. Government regulators, including the Department of Justice and the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities, recently have increased their scrutiny of the promotion and marketing of drugs.

The FDA also enforces the requirements of the Prescription Drug Marketing Act, which, among other things, imposes various requirements in connection with the distribution of product samples to physicians. Sales, marketing and scientific/educational grant programs must comply with the Federal Anti-Kickback Statute, the False Claims Act, and similar state laws, each as amended from time to time. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. We may also be subject to the Physician Payment Sunshine Act, or Sunshine Act, which regulates disclosure of payments to healthcare professionals and providers.

The FCPA and UK Bribery Act prohibit companies and their representatives from offering, promising, authorizing or making payments to foreign officials (and certain private individuals under the U.K. Bribery Act) for the purpose of obtaining or retaining business abroad. In many countries, the healthcare professionals we interact with may meet the definition of a foreign government official for purposes of the FCPA. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, the imposition of civil or criminal sanctions and the prosecution of executives overseeing our international operations.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally defined as a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first BLA/NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same orphan indication, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. As a result, even if one of our drug candidates receives orphan exclusivity, the FDA can still approve other drugs that have a different active ingredient for use in treating the same indication or disease. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

Pharmaceutical Coverage, Pricing and Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as federal, state, and foreign government health care programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical products, drugs and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our drug candidates or a decision by a third-party payor to not cover our drug candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition.

Other Healthcare Laws

Although we currently do not have any products on the market, if our drug candidates are approved and we begin commercialization, we may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security and physician sunshine laws and regulations. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

Patents and Intellectual Property Rights

We aggressively strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining domestic and international patents intended to cover our products and compositions, their methods of use and processes for their manufacture and any other inventions that may be commercially important to the development of our business. We also rely on trade secrets to protect aspects of our business. Our competitive position depends on our ability to obtain patents on our technologies and our potential products, to defend our patents, to protect our trade secrets and to operate without infringing valid and enforceable patents or trade secrets of others. We seek licenses from others as appropriate to enhance or maintain our competitive position.

We and our affiliates own or hold licenses to a number of issued U.S. patents and pending U.S. patent applications, as well as issued foreign patents and pending Patent Corporation Treaty applications and foreign counterparts.

In connection with our program targeting AL and AA amyloid for the potential treatment of amyloidosis, we or our affiliates own U.S. Patent No. 7,928,203, which is a composition of matter patent and expires in 2029, U.S. Patent No. 8,268,973, which is a composition of matter patent and expires in 2028, and U.S. Patent No. 8,404,815, which is a composition of matter patent and expires in 2028. We or our affiliates also own U.S. Patent No. 8,124,081, which is a method of treatment patent and expires in 2020.

In addition, we or our affiliates jointly own with the University of Tennessee Research Foundation, or the University of Tennessee, patent applications pending in the United States, Australia, Brazil, Canada, China, Colombia, Eurasia, Europe, Hong Kong, Indonesia, Israel, India, Japan, South Korea, Mexico, Norway, Philippines, Singapore and South Africa, and an issued parent in New Zealand, and have exclusively licensed the University of Tennessee’s joint ownership interest in these patents and patent applications. Under our affiliate’s exclusive, sublicensable, worldwide license agreement with the University of Tennessee entered into on December 31, 2008, we paid to the University of Tennessee an annual maintenance fee of $10,000 on each of the first two anniversaries of execution of the license agreement, and have paid, and are required to continue to pay, $25,000 on each anniversary thereafter. In addition, we have paid a license issue fee of $10,000, and we are required to pay to the University of Tennessee an amount equal to 1% of net sales of any product covered by any licensed patent, plus certain additional payments in the event that all or a portion of the license is sublicensed. To date, we have not paid or incurred any royalties to the University of Tennessee under our license agreement. The license agreement will continue in effect on a country-by-country basis for the longer of (i) a period of twenty years from the date of execution of the license agreement, or (ii) in each country in which a valid claim for any licensed patent or patent application exists, expiration of such valid claim. The agreement will terminate prior to the end of its term if we are adjudicated by a court of competent jurisdiction to be insolvent, if we are dissolved, are declared bankrupt or we are placed in receivership, unless the University of Tennessee elects to allow the agreement to remain in effect. The University of Tennessee may terminate the agreement prior to the end of its term upon our failure to make payment under the agreement within 120 days of notice of such failure or upon our material breach of the agreement, which breach has not been cured within 60 days of written notice of such breach. We may terminate the agreement prior to the end of its term if we have paid all amounts due to the University of Tennessee through the effective date of the termination and provide three months’ written notice to the University of Tennessee or upon material breach of the agreement by the University of Tennessee, which breach has not been cured within 60 days of written notice of such breach.

We or our affiliates also hold an exclusive, royalty-free sublicense from affiliates of Elan under foreign patent rights owned by Janssen Alzheimer Immunotherapy relating to immunotherapeutic approaches targeting certain proteins solely for research, development and commercialization activities directed to the use, in the diagnosis, prevention and treatment of diseases, of active and passive immunotherapeutic approaches directly targeting certain targets, but specifically excluding amyloid beta peptide, or the Projects. In connection with our program targeting synuclein for the potential treatment of Parkinson’s disease and other synucleinopathies, we or our affiliates hold an exclusive, royalty-free license from affiliates of Elan to U.S. Patent No. 7,910,333, which is a composition of matter patent and expires in 2024, and we or our affiliates own or hold exclusive, royalty-free licenses from affiliates of Elan, solely for the Projects, under patent rights relating to research tools such as animal models and assay technology. In addition, we or our affiliates jointly own with the Regents of the University of California U.S. Patent Nos. 7,919,088, 8,092,801, 8,147,833 and 8,506,959, which are method of treatment patents and expire in 2025, 2029, 2027 and 2026, respectively.

We and our affiliates also own patent applications relating to AL and AA, synuclein, MCAM and various discovery programs that are pending in the United States and other countries, which, if issued, would have expiration dates in the range of 2020 through 2034, excluding any available patent term adjustment.

Competition

The pharmaceutical industry is highly competitive. Our principal competitors consist of major international companies, all of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than we have. We also compete with smaller research companies and generic drug and biosimilar manufacturers. The degree of competition varies for each of our programs.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and thereafter it may be subject to further competition from generic products or biosimilars. Governmental and other pressures toward the dispensing of generic products or biosimilars may rapidly and significantly reduce, slow or reverse the growth, sales and profitability of any product not protected by patents or regulatory exclusivity, and may adversely affect our future results and financial condition. If we successfully discover, develop and commercialize any products, the launch of competitive products, including generic or biosimilar versions of any such products, may have a material adverse effect on our revenues and results of operations.

Our competitive position depends in part upon our ability to discover and develop innovative and cost-effective new products. If we fail to discover and develop new products, our business, financial condition and results of operations will be materially and adversely affected.

Product Supply

While supplies of raw materials and clinical supplies of our main product candidate are generally available in quantities adequate to meet the needs of our business, we are dependent on Boehringer Ingelheim to manufacture our clinical supplies of NEOD001. An inability to obtain product supply could have a material adverse effect on our business, financial condition and results of operations.

Research and Development

Our research and development expenses totaled $34.1 million, $24.2 million and $9.8 million in 2012, 2011 and 2010, respectively, and $14.1 million for the six months ended June 30, 2013. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We are performing certain research and development services for Elan and we intend to pursue opportunities to perform research and development services for unrelated parties with whom we are otherwise collaborating, using compensation arrangements that are consistent with industry arrangements between unrelated parties. We also may earn income through licensing agreements and other types of transactions.

Employees

As of June 30, 2013, we had 36 employees, of whom 26 were engaged in research and development activities and the remainder working in general and administrative areas.

Information about Segment and Geographic Revenue

Information about segment and geographic revenue is set forth in Note 2 to the Financial Statements included in this prospectus.

Properties

We occupy approximately 36,500 square feet of leased office and laboratory space located in South San Francisco, California. The term of our lease expires in November 2020. We also maintain offices in Dublin, Ireland. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed on acceptable terms.

Legal Proceedings

We are not currently a party to any material legal proceedings. We may at times be involved in litigation and other legal claims in the ordinary course of business. When appropriate in management’s estimation, we may record reserves in our Financial Statements for pending litigation and other claims.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth information regarding our executive officers, key employees and directors, as of August 31, 2013:

Name	Age	Position(s)
Executive Officers
Dale B. Schenk, Ph.D.	56	Director, President and Chief Executive Officer
Tran B. Nguyen	39	Chief Financial Officer
Gene Kinney, Ph.D.	44	Chief Scientific Officer and Head of Research and Development
Martin Koller, M.D.	63	Chief Medical Officer
Karin L. Walker	50	Controller, Chief Accounting Officer and Head of Accounting
Tara Nickerson, Ph.D.	41	Head of Corporate and Business Development and Secretary

Non-Employee Directors
Lars G. Ekman, M.D., Ph.D. (1)(2)	63	Chairman of the Board
Christopher S. Henney, D.Sc., Ph.D. (1)(3)	72	Director
Richard T. Collier, Esq. (1)(2)(3)	59	Director
Shane Cooke	51	Director
Dennis J. Selkoe, M.D. (2)(3)	69	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Dr. Dale B. Schenk has served as a director and the President and Chief Executive Officer of Prothena since December 2012. Prior to Prothena, Dr. Schenk was appointed the Head of Neotope Biosciences in March 2009, in addition to his role as Chief Scientific Officer and Executive Vice President at Elan, to which he was promoted in August 2007 from his role as Chief Scientific Officer and Senior Vice President at Elan, to which he was appointed in November 2004. In his roles at Elan he provided the leadership and scientific direction for Elan’s research and development programs. Prior to joining Elan, Dr. Schenk was a founding scientist of Athena Neurosciences which was acquired by Elan. Dr. Schenk has pioneered the immunotherapeutic approach for the treatment of amyloidosis, as exemplified for Alzheimer’s disease. Dr. Schenk earned his BA and PhD in Pharmacology and Physiology from the University of California, San Diego. We believe Dr. Schenk’s scientific background and executive experience make him qualified to serve on our Board.

Mr. Tran B. Nguyen has served as our Chief Financial Officer since March 2013. Mr. Nguyen has 15 years of finance experience in the healthcare, banking and private equity industries. From April 2010 to February 2011, Mr. Nguyen was Vice President, Chief Financial Officer of Somaxon Pharmaceuticals, Inc. and from February 2011 held the position of Senior Vice President, Chief Financial Officer until its sale in March 2013. Prior to Somaxon, from March 2009 to January 2010, Mr. Nguyen was Vice President, Chief Financial Officer and Investor Relations at Metabasis Therapeutics, Inc., until its sale in January 2010. Prior to Metabasis, from 2007 to January 2009, Mr. Nguyen was a Vice President in the Healthcare Investment Banking group at Citi Global Markets, Inc. Prior to Citi, from 2004 to 2007, Mr. Nguyen served in a variety of capacities as a healthcare investment banker at Lehman Brothers, Inc. Mr. Nguyen earned his BA in Economics and Psychology from Claremont McKenna College and his MBA from the Anderson School of Management at the University of California, Los Angeles.

Dr. Gene Kinney has served as our Chief Scientific Officer and Head of Research and Development since December 2012. He was previously the Senior Vice President of Pharmacological Sciences for Elan Pharmaceuticals, Inc. from April 2011, and Vice President, Pharmacology for Elan Pharmaceuticals, Inc. from June 2009 to April 2011. Dr. Kinney also served as Head of Nonclinical Research for Janssen Alzheimer Immunotherapy R&D from September 2009 to October 2012. Prior to joining Elan, Dr. Kinney was Senior Director, Head of Central Pharmacology and acting lead for Bioanalytics & Pathology at the Merck Research Laboratories. During his tenure at Merck, Dr. Kinney contributed to the strategic direction and oversight of drug discovery activities and led a number of nonclinical discovery and clinical development programs targeted for the treatment of neurodegenerative and psychiatric conditions. Dr. Kinney has also held positions at Bristol-Myers Squibb and was an Assistant Professor at the Emory University School of Medicine, Department of Psychiatry and Behavioral Sciences. Dr. Kinney earned his BA from Bloomsburg University and his MA and PhD from Florida Atlantic University.

Dr. Martin Koller has served as our Chief Medical Officer since March 2013. Dr. Koller is a board-certified neurologist with over 20 years of pharmaceutical industry experience in drug development from Phases 1-4 and has been involved with a number of INDs and NDAs in several indications (e.g., Alzheimer’s disease, Multiple Sclerosis, cervical dystonia, pain, anti-epileptics, migraine, stroke, anxiety, depression). Most recently, Dr. Koller served as Chief Medical Officer of Sonexa Therapeutics, Inc., a privately held pharmaceutical company, from September 2009 to February 2013. Prior to Sonexa, Dr. Koller worked at Athena Neurosciences from 1994 to 1996 (when it was acquired by Elan Pharmaceuticals) and then at Elan Pharmaceuticals from 1996 to 2007 where he served as Vice President of Clinical Development from 2002 to 2007 overseeing a national, and then international, drug development group. From 2007 to September 2009, Dr. Koller was an independent consultant to various small and medium sized pharmaceutical and biotechnology companies. Dr. Koller also held past positions at Syntex Corporation and Wyeth Pharmaceuticals, Inc. Dr. Koller earned his BA from Franklin and Marshall College, his MD from the University of Maryland at Baltimore and his MPH with an emphasis in epidemiology from the University of Texas at Houston.

Ms. Karin L. Walker has served as our Controller, Chief Accounting Officer and Head of Accounting since May 2013. From October 2012 to May 2013, Ms. Walker was Vice President, Finance and Chief Accounting Officer of Affymax, Inc., a biopharmaceutical company. From September 2009 to September 2012, Ms. Walker was Vice President, Finance and Corporate Controller at Amyris Inc., a biotechnology company. From June 2006 to August 2009, Ms. Walker was Vice President, Finance and Corporate Controller for CV Therapeutics, a biopharmaceutical company. Ms. Walker also held senior financial leadership roles at companies such as Knight Ridder Digital, Accellion and Niku Corporation. Ms. Walker holds a B.S. degree in business from the California State Polytechnic University, San Luis Obispo and is a certified public accountant (CPA).

Dr. Tara Nickerson has served as our Head of Corporate and Business Development and Secretary since December 2012. Dr. Nickerson was most recently Vice President and Head of Business Development at Elan Pharmaceuticals, Inc. from January 2012 and Senior Director of Corporate Strategy and Strategic Alliances, to which she was promoted in March 2007 from Director, Corporate Strategy and Strategic Alliances. During her tenure at Elan, Dr. Nickerson was responsible for opportunity evaluation, diligence, negotiations and contracting for Elan external opportunities, and established a broad network of collaborations for Elan with academic investigators, not-for-profit disease-focused foundations and industry collaborators. Dr. Nickerson previously was a Senior Scientist at Celera Genomics (Axys Pharmaceuticals) from February 2000 to August 2002 where she led preclinical programs developing novel small molecule based therapeutics for oncology. Dr. Nickerson earned her BSc and PhD in Experimental Medicine from McGill University and her MBA from the University of California, Berkeley’s Haas School of Business.

Non-Employee Directors

Dr. Lars G. Ekman has served as Chairman of the Board of Prothena since December 2012. Dr. Ekman is a board certified surgeon and has held several clinical and academic positions in both the United States and Europe. He served as a director of Elan from May 2005 until December 2012. He transitioned from his role as

Elan’s President of R&D in 2007 to serve solely as a non-executive director. He joined Elan as Executive Vice President and President, Global R&D, in 2001. Prior to joining Elan, Dr. Ekman was Executive Vice President, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman earned his PhD and MD from the University of Gothenburg, Sweden. He serves as an executive partner to Sofinnova Ventures and is a director of Amarin Corporation, plc., Cebix Incorporated, InterMune, Inc., Ocera Inc and chairman of the board of Sophiris Bio Inc. We believe Dr. Ekman’s R&D and executive experience and service as a director on other boards make him qualified to serve on our Board.

Dr. Christopher S. Henney has served as a director of Prothena since March 2013. Dr. Henney is currently the Chairman and a director of each of Oncothyreon, Inc. and Anthera Pharmaceuticals, Inc., both biotechnology companies. He is also vice-chairman and a director of Cyclacel Pharmaceuticals, Inc., a pharmaceutical company. Dr. Henney previously served as a director of AVI BioPharma Inc. (now Sarepta Therapeutics, Inc.), a pharmaceutical company, from March 2009 until June 2010, and Mymetics Corporation, a biotechnology company, from March 2012 to November 2012. From 1995 until his retirement in 2004, Dr. Henney served as Chairman and Chief Executive Officer of Dendreon Corporation, a biotechnology company he co-founded. Dr. Henney was previously a co-founder and Chief Scientific Officer of Immunex Corporation and ICOS Corporation. Dr. Henney earned his BSc with honors in medical biochemistry, his PhD in experimental pathology and his DSc for contributions to the field of immunology from the University of Birmingham, England. We believe Dr. Henney’s scientific background, executive experience and myriad directorships make him qualified to serve on our Board.

Mr. Richard T. Collier has served as a director of Prothena since December 2012. Mr. Collier is currently an Adjunct Professor of Law at The Temple University Beasley School of Law in Philadelphia, where he has taught Drug and Medical Device Law since 2004. He has nearly twenty-five years of experience in executive positions in the global pharmaceutical and biotechnology industries. Among other positions, Mr. Collier served as Senior Vice President and General Counsel in three publicly-traded global pharmaceutical companies: Rhone-Poulenc Rorer Inc.; Pharmacia & Upjohn Company; and Pharmacia Corporation. Most recently, Mr. Collier served as Executive Vice President and General Counsel of Elan. Prior to his corporate career, Mr. Collier was in the private practice of law at two leading Philadelphia-based law firms and served with the U.S. Federal Trade Commission in Washington, D.C. and the U.S. Department of Justice in Philadelphia. Mr. Collier earned both his BA and JD from Temple University. We believe Mr. Collier’s legal and executive experience in the life sciences field make him qualified to serve on our Board.

Mr. Shane Cooke has served as a director of Prothena since December 2012. Mr. Cooke is President of Alkermes plc and previously, was Head of Elan Drug Technologies (EDT) and Executive Vice President of Elan Corporation, plc from 2007 until the merger between EDT and Alkermes, Inc. in September 2011. Mr. Cooke concurrently served as Chief Financial Officer of Elan from 2001 to May 2011 and as a director of Elan from May 2005 to September 2011. Prior to joining Elan, Mr. Cooke was Chief Executive of Pembroke Capital Limited, an aviation leasing company of which he was a founder. Mr. Cooke also previously held a number of senior positions in finance in the banking and aviation industries. Mr. Cooke is a chartered accountant and a graduate of University College Dublin, Ireland. We believe Mr. Cooke’s executive management experience and financial background make him qualified to serve on our Board.

Dr. Dennis J. Selkoe has served as a director of Prothena since July 2013. Dr. Selkoe is currently the Vincent and Stella Coates Professor of Neurologic Diseases at Harvard Medical School and co-director of the Center for Neurologic Diseases at Brigham and Women’s Hospital in Boston. Dr. Selkoe was the principal founding scientist and served as a director of Athena Neurosciences until it was acquired by Elan in 1996. Dr. Selkoe previously served on the board of directors of Elan until May 2013. Dr. Selkoe earned his BA from Columbia University in history and his MD from the University of Virginia School of Medicine. We believe Dr. Selkoe’s scientific background and executive experience make him qualified to serve on our Board.

Board Composition

Structure

Our Board consists of six members. Our Memorandum and Articles of Association provides that at least one-third of the directors serving on the Board shall come up for re-election at a given annual general meeting, and that directors must come up for re-election no later than the third annual general meeting subsequent to their last appointment or reappointment to the Board. Except as otherwise provided by law, vacancies on the Board may be filled only by ordinary resolution or the affirmative vote of a majority of the remaining directors. A director elected by the Board to fill a vacancy shall serve until the subsequent annual general meeting and until such director’s successor is elected and qualified. At each annual general meeting of shareholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third subsequent annual general meeting of shareholders.

Our Board is currently divided into the following groups according to their currently expected terms, which are subject to change in accordance with the applicable provisions of our Memorandum and Articles of Association:

•	Mr. Richard T. Collier and Drs. Dale B. Schenk and Dennis J. Selkoe, whose current terms may expire at the annual general meeting of shareholders to be held in 2014;

•	Mr. Shane Cooke, whose current term may expire at the annual general meeting of shareholders to be held in 2015; and

•	Drs. Lars G. Ekman and Christopher S. Henney, whose current terms may expire at the annual general meeting of shareholders to be held in 2016.

Director Independence

As required under NASDAQ rules and regulations, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the Board. These requirements are subject to phase in within one year of listing, by which time we expect that our Board will have at least a majority of independent directors as defined in NASDAQ and SEC rules and regulations. The Board consults with the Company’s counsel to ensure that the Board’s determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent NASDAQ listing standards, as in effect from time to time.

The NASDAQ independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our Board reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers. Our Board has determined that Drs. Ekman, Henney and Selkoe are independent, and that Mr. Collier, a member of our audit committee, compensation committee and nominating and corporate governance committee, and Mr. Cooke, who does not serve on any of our board committees, are not currently independent.

As required under NASDAQ rules and regulations and in compliance with the phase-in periods discussed above, we expect that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. As permitted by the applicable NASDAQ and SEC rules and regulations, we intend to phase in our compliance with the independent audit committee, compensation committee and nominating and corporate governance committee requirements in accordance with such rules and regulations that permit (1) one independent member of the applicable committee at the time of listing; (2) a majority of independent members of the applicable committee within 90 days of listing; and (3) all independent members of the applicable committee within one year of listing. We do not believe our use of these phase-in periods adversely affects the ability of our committees to act independently or to satisfy the other requirements thereof.

Leadership Structure of the Board

Our corporate governance guidelines specify that the positions of Chairman of the Board and Chief Executive Officer shall remain separate. Currently, Dr. Lars G. Ekman serves as Chairman of the Board. In his role as Chairman, Dr. Ekman presides over the executive sessions of the Board in which Dr. Schenk does not participate and serves as a liaison to Dr. Schenk and management on behalf of the other members of the Board. Our Board has concluded that our current leadership structure is appropriate at this time. However, our Board will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Board Responsibilities; Role of Board in Risk Oversight Process

The Board is responsible for, among other things, overseeing the conduct of our business; reviewing and, where appropriate, approving our major financial objectives, plans and actions; and reviewing the performance of our chief executive officer and other members of management based on reports from our compensation committee. Following the end of each year, the Board intends to conduct an annual self-evaluation, which includes a review of any areas in which the Board or management believes the Board can make a better contribution to our corporate governance, as well as a review of the committee structure and an assessment of the Board’s compliance with corporate governance principles. In fulfilling the Board’s responsibilities, directors have full access to our management and independent advisors. With respect to the Board’s role in our risk oversight, the Board is responsible for the oversight of risk, while management is responsible for the day-to-day management of risk. The Board, directly and through its committees, carries out its oversight role by regularly reviewing and discussing with management the risks inherent in the operation of our business and applicable risk mitigation efforts. Management meets regularly to discuss our business strategies, challenges, risks and opportunities and will review those items with the Board at regularly scheduled meetings.

Board Committees

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee reviews and reports to the Board on matters relating to the periodic financial reporting prepared by the Company; the determination and approval of the engagement and remuneration of the independent auditors; the independent auditors’ qualifications, performance and independence; the performance of the internal auditor and the corporate compliance functions; compliance with legal and regulatory requirements; our overall framework for internal control over financial reporting and other internal controls and processes; and our overall framework for risk management. The current members of our audit committee are Drs. Christopher S. Henney and Lars G. Ekman and Mr. Richard T. Collier. Dr. Henney serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our Board has determined that Dr. Henney is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. We expect that all members of the audit committee will meet such standards within the phase-in periods discussed above. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and NASDAQ. A copy of the audit committee charter is available to security holders on the Company’s website at http://ir.prothena.com.

Compensation Committee

Our compensation committee reviews our compensation philosophy and policies with respect to executive and director compensation, fringe benefits and other compensation matters. The compensation committee determines, among other things, the compensation, terms and conditions of employment of the chief executive officer and other executive directors, and evaluates our chief executive officer’s performance in light of relevant individual and corporate goals and objectives. In addition, the compensation committee reviews and approves the individual and corporate goals and objectives of our other executive officers, as appropriate, that are periodically established and determines and approves the compensation and other terms of employment of these executive officers. The compensation committee also exercises all the powers of the Board to issue ordinary shares on the exercise of share options and vesting of restricted stock units, or RSUs, and to generally administer our equity award plans. The current members of our compensation committee are Drs. Dennis J. Selkoe and Lars G. Ekman and Mr. Richard T. Collier. Dr. Selkoe serves as the chairperson of the committee. We expect that each of the members of our compensation committee will be independent under the applicable rules and regulations of The NASDAQ Global Market, and will be a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act, within the phase-in periods discussed above. We also expect that, within one year of our listing on NASDAQ, each of the members of our compensation committee will be an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). The compensation committee operates under a written charter. A copy of the compensation committee charter is available to security holders on the Company’s website at http://ir.prothena.com.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for overseeing all aspects of our corporate governance functions on behalf of our Board. The nominating and corporate governance committee reviews, on an ongoing basis, the membership of the Board and its committees and the performance of the directors. It identifies, reviews and evaluates new appointments to fill any vacancy that is anticipated or arises on the Board. The nominating and corporate governance committee reviews and makes recommendations to the Board regarding corporate governance issues, including changes in the functions of the various committees of the Board, succession plans for executive officers, director nominations and proposals by our shareholders and the policies, requirements, criteria and procedures in furtherance of the foregoing. The charter of the committee sets out the manner in which the performance evaluation of the Board, its committees and the directors is to be performed and by whom. The current members of our nominating and corporate governance committee are Mr. Richard T. Collier and Drs. Christopher S. Henney and Dennis J. Selkoe. Mr. Collier serves as the chairperson of the committee. We expect that each of the members of our nominating and corporate governance committee will be an independent director under the applicable rules and regulations of NASDAQ relating to nominating and corporate governance committee independence within the phase-in periods discussed above. The nominating and corporate governance committee operates under a written charter. A copy of the nominating and corporate governance committee charter is available to security holders on the Company’s website at http://ir.prothena.com.

In recommending candidates for election to the Board, the independent members of the nominating and corporate governance committee may consider the interests, independence and experience of nominees and the independence and experience requirements of NASDAQ and SEC rules and regulations. The Board evaluates each individual in the context of the Board as a whole, with the objective of assembling a group that can best maximize the success of the business and represent shareholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

The nominating and corporate governance committee will consider director candidates recommended by shareholders. For a shareholder to make any nomination for election to the Board at an annual general meeting, the shareholder must provide notice to us, which notice must be delivered to, or mailed and received at, our principal executive offices not less than 90 days and not more than 150 days prior to the one-year anniversary of the date our proxy statement was first released in connection with the prior year’s annual general meeting; provided, that if the date of the annual general meeting is more than 30 days from the one-year anniversary of the date of the prior year’s annual general meeting, the shareholder’s notice must be delivered, or mailed and received, not earlier than 150 days nor later than 90 days prior to the date of the annual general meeting or, if later, the 10th day following the date on which public disclosure of the date of such annual general meeting is made. Further updates and supplements to such notice may be required at the times, and in the forms, required under our Memorandum and Articles of Association. As set forth in our Memorandum and Articles of Association, submissions must include the information regarding the proposed nominee that is required to be disclosed in a proxy statement or other filings in a contested election pursuant to Section 14(a) under the Exchange Act and written consent from the proposed nominee to being named in the proxy statement as a nominee and to serving as a director. Our Memorandum and Articles of Association also specify further requirements as to the form and content of a shareholder’s notice. We recommend that any shareholder wishing to make a nomination for director review a copy of our Memorandum and Articles of Association, which is available, without charge, from our Secretary, at 650 Gateway Boulevard, South San Francisco, California 94080.

Compensation Committee Interlocks and Insider Participation

During 2012, our compensation committee consisted of Dr. Lars G. Ekman, Messrs. Richard T. Collier and Shane Cooke. There was no chairperson of the committee during such time. None of the members of our compensation committee has at any time been one of our officers or employees. However, each of Dr. Ekman and Messrs. Collier and Cooke has served as an employee or officer of Elan or its subsidiaries, including as President of R&D (Dr. Ekman), general counsel (Mr. Collier) and chief financial officer (Mr. Cooke). None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers on our Board or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of conduct that applies to all of our employees, officers and directors, including those officers responsible for financial reporting, available at http://ir.prothena.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The reference to our web address does not constitute incorporation by reference of the information contained at or available through our website.

Limitation on Liability and Indemnification Matters

Our Memorandum and Articles of Association indemnifies the directors in respect of liability to the Company and to the shareholders to the fullest extent permitted by Irish law.

Under Irish law, we may not indemnify our directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may be fairly excused as a result. In addition, we maintain directors’ and officers’ liability insurance against loss for these forms of liability.

We have entered into indemnification agreements with our directors and executive officers and certain of our former directors and executive officers. These agreements contain provisions that may require us, among other things, to indemnify these directors and executive officers against certain liabilities that may arise because of their status or service as directors or executive officers and advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

At present there is no pending litigation or proceeding involving any director or officer as to which indemnification is required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Director Compensation

Our non-employee directors, other than the chair of the Board, receive an annual retainer of $39,000, plus an additional $10,000 to recognize time and travel requirements to Ireland, where a majority of Board meetings are held. The chair of the Board receives an annual cash retainer of $54,000, plus an additional $10,000 to recognize time and travel requirements to Ireland for board meetings. In addition, all non-employee directors who serve on one or more committees are eligible to receive the following committee fees:

Committee	Chair	Member
Audit	$15,000	$7,500
Compensation	10,000	5,000
Nominating and Corporate Governance	6,000	3,000

Other than the annual retainers and committee fees described above, non-employee directors are not entitled to receive any cash fees in connection with their service on our Board. However, such non-employee directors are entitled to receive an option to purchase 50,000 ordinary shares upon initial election or appointment to the Board, or 125,000 ordinary shares in the case of the chair of the Board. We do not expect to grant ongoing equity compensation at this time, but future grants may be considered upon reelection or completion of milestones. Options granted to non-employee directors will have a per share exercise price equal to the closing price on NASDAQ of Prothena ordinary shares on the date of grant. Each such option grant will vest in full on the first anniversary of the date of grant, subject to continued service on our Board. Our directors who are employees are compensated for their service as employees and do not receive any additional compensation for their service on our Board.

The following table sets forth information concerning the compensation earned by our non-employee directors during the year ended December 31, 2012.

Name	Fees Earned or Paid in Cash (1)	Option Awards (2)	All Other Compensation	Total
Lars G. Ekman	$5,726	$—	$—	$5,726
Richard T. Collier	2,121	—	—	2,121
Shane Cooke	2,121	—	—	2,121
Christopher S. Henney (3)	—	—	—	—
Dennis J. Selkoe (3)	—	—	—	—

(1)	Amount pro-rated to reflect service beginning in December 2012.
(2)	No options were granted to the non-employee directors during 2012.
(3)	Drs. Henney and Selkoe were not directors during 2012.

As of December 31, 2012, none of our non-employee directors held any options or unvested stock awards.

EXECUTIVE COMPENSATION

As an “emerging growth company” under SEC rules, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Compensation provided by Elan prior to the Separation and Distribution

The following summary compensation table shows, for the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010, information regarding the compensation awarded to, earned by or paid to our three named executive officers by Elan, or in the case of cash incentives earned for 2012, paid by Prothena.

Summary Compensation Table

Name and Principle Position	Year	Salary	Bonus (2)	Awards (1)		Non-Equity Incentive Plan Compensation (2)	All Other Compensation (3)	Total

				Stock	Option
Dale B. Schenk, Ph.D. (4)	2012	$477,885	$—	$599,999	$1,100,310	$287,442	$100,767	$2,566,403
President and Chief Executive Officer	2011	449,423	95,519	274,999	822,413	404,481	15,838	2,062,673
	2010	376,154	105,592	299,999	295,777	214,408	16,252	1,308,182

Gene Kinney, Ph.D.(4)	2012	215,865	—	462,504	862,737	88,298	15,172	1,644,576
Chief Scientific Officer and Head of Research and Development	2011 2010	175,961 162,604	100,125 28,658	300,002 250,000	799,994 —	99,875 46,342	25,972 31,384	1,501,929 518,988

Tara Nickerson, Ph.D.	2012	265,287	—	200,000	150,038	91,191	37,556	744,072
Head of Corporate and Business Development and Secretary	2011 2010	221,302 207,308	40,771 25,764	175,998 74,998	— —	84,229 49,236	5,213 3,660	527,513 360,966

(1)	The amounts included in the “Stock Awards” and “Option Awards” columns represent the grant date fair value of RSUs and stock options granted, respectively, calculated in accordance with ASC Topic 718. For a discussion of the assumptions made in the valuations reflected in this column, see Note 8 of the Consolidated Financial Statements included elsewhere in this prospectus.
(2)	Represents amounts earned in the years specified, and paid out in the following year under Elan’s annual incentive plan. Amounts in the bonus column for 2011 and 2010 represent payouts above the formulaic plan funding level. For 2012, in connection with the Separation and Distribution, payouts to Prothena employees were made at the target level. Elan’s plan also funded at target for 2012. For 2012, roughly 97% of the amounts earned were funded by Elan and 3% was funded by Prothena, which represents the proportion of the performance year prior to and following the Separation and Distribution, respectively. Payments for the 2012 cash bonuses were made by Prothena in February 2013.
(3)	This amount includes employer 401(k) contributions, cost of life insurance, and total unused vacation and floating holiday accruals that were paid at termination from Elan, if applicable. Employer 401(k) contributions were $7,500 in 2012, $10,780 in 2011 and $11,025 in 2010 for Dr. Schenk; $7,500 in 2012, $10,522 in 2011 and $6,868 in 2010 for Dr. Kinney; and $7,500 in 2012, $4,900 in 2011 and $3,430 in 2010 for Dr. Nickerson. Unused vacation and floating holiday accruals were paid out in 2012 and totaled $87,981 for Dr. Schenk and $29,615 for Dr. Nickerson. The aggregate cost of group term, group variable, universal, and dependent life insurance did not exceed $10,000 in any year for any named executive officer. For Dr. Kinney, these amounts also include relocation expenses totaling $6,804 in 2012, $14,127 in 2011 and $22,763 in 2010.
(4)	Prior to October 2012, Drs. Schenk and Kinney were dual employees of Elan and Janssen Alzheimer Immunotherapy Research & Development, LLC, or JAI. For Dr. Schenk, his service to Elan represented 95% of his full-time employment, while Dr. Kinney’s service to Elan represented 60% of his full-time employment. The amounts above do not include compensation provided by JAI.

The following table shows grants of Elan stock options outstanding on December 31, 2012, the last day of our fiscal year, to each of our named executive officers. The named executive officers did not have any unvested Elan stock awards outstanding as of December 31, 2012.

Outstanding Option Awards at 2012 Fiscal Year-End Table

Name	Grant Date	Number of Securities Underlying Unexercised Options (1)		Exercise Price	Expiration Date (2)

		Exercisable	Unexercisable
Dale B. Schenk, Ph.D.	3/10/04	25,810	—	$15.76	3/9/14
	2/1/06	18,538	—	15.40	12/20/14
	2/21/07	95,111	—	13.51	12/20/14
	2/14/08	40,334	—	24.22	12/20/14
	2/11/09	48,166	—	7.51	12/20/14
	2/11/10	43,367	—	6.83	12/20/14
	2/9/11	252,681	—	6.59	12/20/14
	2/9/12	93,047	—	12.76	12/20/14
	2/9/12	77,539	—	12.76	12/20/14

Gene Kinney, Ph.D.	7/1/09	20,648	—	6.78	12/20/13
	9/14/11	110,125	—	9.47	12/20/13
	2/9/12	23,908	—	12.76	12/20/13
	2/9/12	20,677	—	12.76	12/20/13

Tara Nickerson, Ph.D.	9/16/04	6,194	—	23.25	12/20/13
	3/10/05	3,097	—	7.24	12/20/13
	12/7/05	8,259	—	11.65	12/20/13
	2/1/06	2,474	—	15.40	12/20/13
	2/21/07	4,458	—	13.51	12/20/13
	2/11/09	4,664	—	7.51	12/20/13
	2/9/12	7,754	—	12.76	12/20/13

(1)	The amounts in these columns reflect the number of outstanding stock options as of December 31, 2012. Upon the Separation and Distribution, all unvested equity for Dr. Schenk was accelerated and all unvested equity that would have vested within one year after the demerger was accelerated for Drs. Kinney and Nickerson. All remaining unvested equity that was not accelerated was forfeited.
(2)	Other than his March 2004 award, all outstanding options for Dr. Schenk expire two years from the date of the Separation and Distribution which was consummated on December 20, 2012. All outstanding options for Drs. Kinney and Nickerson expire one year from the date of the Separation and Distribution.

Narrative disclosure regarding compensation provided by Elan prior to the Separation and Distribution

Prior to the separation of the Prothena Business from Elan, which was consummated on December 20, 2012, each of our three named officers were eligible for or participated in the following compensation elements:

•	Base Salary.

•

Annual Cash Incentive, which was tied to pre-established financial and nonfinancial objectives. Elan maintained an annual incentive plan. At the beginning of each year, Elan’s Leadership Development and Compensation Committee, or LDCC, set a maximum pool, target and maximum awards and objective corporate goals while Elan’s Chief Executive Officer set objective department goals and department managers set individual performance goals. After the end of the year, the LDCC reviewed the results and established the actual overall bonus pool, not in excess of the maximum. Individuals received varying awards based on their individual performance and target awards (and LDCC discretion).

•

Long Term Incentive Plan, which provided for the award of stock options to purchase Elan American Depositary Shares (ADSs) and/or RSUs representing the right to receive Elan ADSs upon settlement, subject to the terms of the Elan equity incentive plans. In connection with the demerger:

•

unvested Elan options and RSUs that would otherwise have vested within 12 months following the effective date of the Separation and Distribution vested immediately upon the Separation and Distribution, with the RSUs (which by their terms are settled upon vesting) settled in Elan ordinary shares or Elan ADSs in accordance with their terms;

•	other unvested Elan options and RSUs were forfeited; and

•

all vested Elan options (including options the vesting of which were accelerated as described above) are required to be exercised for Elan ordinary shares or Elan ADSs within 12 months (24 months with respect to Dr. Schenk) of the effective date of the Separation and Distribution, or will be forfeited.

For Elan employees who were aged 55 or over with at least five years of service and who become employees of Prothena, unvested Elan options and RSUs became fully vested and exercisable upon the Separation and Distribution, with the RSUs (which, by their terms, were settled upon vesting) settled in Elan ordinary shares or Elan ADSs in accordance with their terms, and with Elan options being exercisable for one year following the Separation and Distribution. Similarly, unvested Elan options and RSUs held by Dr. Schenk become fully vested and exercisable upon the Separation and Distribution, with the RSUs (which, by their terms were settled upon vesting) settled in Elan ordinary shares or Elan ADSs in accordance with their terms, and with Elan options being exercisable for two years following the Separation and Distribution.

•

Elan Pharmaceuticals 401(k) Savings Plan, a tax-qualified retirement plan which had a safe harbor design under which Elan made a non-elective, quarterly contribution equal to 3% of the employee’s eligible earnings and a potential discretionary match.

•

Elan Pharmaceuticals, Inc. Deferred Compensation Plan, an account balance tax deferral plan that permitted eligible executives to defer up to 85% of their annual base salary or 100% of their bonus compensation into a retirement and/or in-service account. Of our named executive officers, only Dr. Schenk participated in this plan.

•

Severance Policies, which protected the executives in the event of a qualifying termination. None of the named executive officers received cash severance benefits in connection with the separation of the Prothena Business from Elan.

Prothena 2013 Named Executive Officer Compensation

In reviewing this section, please note that we are an emerging growth company and under the JOBS Act are not required to provide a “Compensation Discussion and Analysis” of the type required by Item 402 of Regulation S-K. The disclosure in this section is intended to supplement the SEC-required disclosure regarding our named executive officers and it is not a Compensation Discussion and Analysis.

Objectives and Philosophy of Our Executive Compensation Program

We recognize that our ability to excel as a company depends on the integrity, knowledge, imagination, skill, diversity and teamwork of our named executive officers and employees. To this end, we strive to create an environment of mutual respect, encouragement and teamwork that rewards commitment and performance and that is responsive to the needs of our named executive officers and employees. In 2012, management engaged Mercer, an independent compensation consulting firm with experience in the life sciences sector, to evaluate our levels and types of executive and director compensation in anticipation of the separation of the Prothena Business from Elan and to recommend an appropriate compensation model as a newly-formed public biotechnology company. Among other objectives, we engaged Mercer to assist us in determining appropriate levels of cash and equity compensation for our officers and defining our go-forward severance policies, as well as determining the structure of our board compensation. The principles and objectives of our compensation and benefits programs for our employees generally, and for our named executive officers specifically, are to:

•	attract, engage and retain individuals of superior ability, experience and managerial talent enabling us to be an employer of choice in the highly-competitive and dynamic biotechnology industry;

•	ensure compensation is closely aligned with our corporate strategies, business and financial objectives, operational needs, and the long-term interests of our shareholders;

•	motivate and reward executives whose knowledge, skills and performance ensure our continued success;

•	ensure that the elements of compensation, individually and in the aggregate, do not encourage excessive risk-taking; and

•	ensure that total compensation is fair, reasonable and competitive relative to both internal and external comparison points.

The compensation components described below simultaneously fulfill one or more of these principles and objectives.

Components of Our Executive Compensation Program

The individual components of our executive compensation program consist primarily of: (i) base salary, (ii) annual, performance-based bonuses, (iii) long-term equity incentives, (iv) retirement savings opportunities and (v) various other employee benefits. In addition, we provide protection for post-termination benefits in certain instances. We determine the appropriate level for each compensation component based in part, but not exclusively, on our understanding of the market in which we compete for talent, the unique skills and experience of our named executive officers, the length of service of our named executive officers, our overall performance and other considerations we deem relevant. We expect our compensation committee to make compensation decisions that are consistent with our recruiting and retention goals. We review each compensation component for internal equity and consistency between named executive officers with similar levels of responsibility.

Each of the individual components of our named executive officers’ compensation is discussed in more detail below. We do not currently have any specific policies for allocating compensation between short- and long-term compensation or cash and non-cash compensation, although our strategy is to tie a greater percentage of total compensation to shareholder returns through the use of equity incentives. While we have identified particular compensation objectives that each component of our named executive officers’ compensation serves, our compensation programs are designed to be flexible and complementary and to collectively serve all of the compensation objectives described above.

Base Salary

Base salaries for our named executive officers are determined by members of our compensation committee and other members of our Board based on their experience and review of industry surveys. Salaries will be reviewed by our compensation committee on a periodic basis and may be adjusted from time-to-time.

Annual Performance-Based Bonuses

Prothena has adopted the Prothena Corporation plc Incentive Compensation Plan, which is designed to align the interests of participants with the interests of our shareholders. Each of our named executive officers will be eligible to receive performance awards based on a target opportunity expressed as a percent of base salary.

The amount payable to each named executive officer is based on the attainment of pre-established corporate performance goals, which is subject to the discretion of the compensation committee. The pre-established corporate performance criteria for 2013 include: (i) solidifying the organization’s independence and operations; (ii) progressing the R&D portfolio to achieve primary 2013 milestones; (iii) achieving cash and investor relation goals; and (iv) achieving certain business goals.

Long-Term Equity Incentives

Prothena has adopted the Prothena Corporation plc Long Term Incentive Plan, or the LTIP. The number of shares authorized under the LTIP is 2,650,000 ordinary shares, which was approximately 15% of the outstanding Prothena ordinary shares as of the separation of the Prothena Business from Elan. The LTIP is an omnibus plan that provides for the award of stock options, stock appreciation rights, RSUs, performance units, dividend equivalents and other share-based awards.

We believe that the achievement of our business and financial objectives should be reflected in the value of our equity, thereby increasing shareholder value. To that end, our named executive officers will be incentivized to achieve these objectives when a larger percentage of their total compensation is tied to the value of our shares. We believe that granting each of our named executive officers an initial award consisting entirely of stock options provides a meaningful incentive to achieve increases in the value of our stock price over time, as they will be able to profit from stock options only if our stock price increases relative to the stock option’s exercise price. In addition, because vesting is based on continued employment, our stock option awards also encourage the retention of our named executive officers through the vesting period of the awards. Going forward, in determining the size and vehicle (options vs. RSUs vs. other award type) of the long-term equity incentives to be awarded to our named executive officers, we will take into account a number of internal factors, such as the relative job scope, the value of existing long-term incentive awards, individual performance history, prior contributions to Prothena and the size of prior equity grants.

The following table shows the 2013 annualized base salary, target annual incentive opportunity, and initial stock option awards made to each of our named executive officers, and approved by the Board of Directors or compensation committee.

Named Executive Officer 2013 Direct Compensation Opportunity

Name Executive Officers	Base Salary (Annual Rate)	Target Annual Incentive Opportunity (% of Base Salary)	Date		Initial Stock Option Grants (1)
					Exercise Price		Number of Options
			Approved	Granted
Dale B. Schenk, Ph.D.	$450,000	60%	1/17/13	1/29/13	$6.03	(2)	450,000
Gene Kinney, Ph.D.	340,000	40%	12/20/12	1/29/13	6.41	(3)	200,000
Tara Nickerson, Ph.D.	275,000	40%	12/20/12	1/29/13	6.41	(3)	54,000
			3/4/13	4/1/13	6.73		46,000	(4)

(1)	25% of the Prothena ordinary shares subject to option will vest on the first anniversary of the date of grant and the remaining 75% of the Prothena ordinary shares subject to option will vest in substantially equal installments on a monthly basis over the following 36 months.
(2)	The exercise price for the option granted to Dr. Schenk was equal to the average of the closing prices for the trading period from and including the date of Board approval of the option grant to and including the 25th trading-day immediately following the Separation and Distribution ($6.03).
(3)	The exercise price was equal to the average of the closing prices for the 25-trading day period immediately following the Separation and Distribution ($6.41).
(4)	This option will vest on the same timeline as the grant made to Dr. Nickerson on January 29, 2013.

Upon the completion of the 2013 performance year, our chief executive officer will review the performance of the other executive officers and provide recommendations to the compensation committee regarding base salaries, cash incentives and equity awards.

Employee Benefits

We provide standard employee benefits to our full- and part-time employees, including our named executive officers, in the United States (in the case of part-time, those that work 30 or more hours per week), including health, disability and life insurance and a 401(k) plan as a means of attracting and retaining our executives and employees.

Tax Considerations

Our Board has considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our named executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for our chief executive officer and each of the other named executive officers (other than our chief financial officer), unless compensation is performance-based. As we only recently became publicly-traded, our Board has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Offer Letters and Employment Agreements

Dale B. Schenk, Ph.D.

Prothena Biosciences Inc, or PBI, an indirect wholly-owned subsidiary of Prothena, has entered into an employment agreement with Dr. Schenk, which provides for at-will employment. Dr. Schenk receives an annual base salary of $450,000. The base salary will be reviewed by the Board at least annually and may be adjusted from time-to-time. Commencing in 2013, Dr. Schenk is eligible to receive an annual performance bonus, with 60% of his annual base salary being payable in the event the performance goals with respect thereto are achieved at target. The actual bonus amount payable shall be based on the achievement of performance goals to be mutually agreed upon by the Board and Dr. Schenk. The amount of any annual target bonus for which Dr. Schenk is eligible shall be reviewed by the Board from time-to-time. The employment agreement also provides for a grant of an option for 450,000 ordinary shares, vesting with respect to 25% of the shares on the first anniversary of the grant date and with respect to 1/48th of the shares on each monthly anniversary of the grant date thereafter, subject to continuous service to PBI through the applicable vesting date. During the term of his employment, Dr. Schenk may participate in benefit plans and programs as PBI may from time-to-time offer to or provide to its employees and executives, pursuant to the terms and eligibility requirements of those plans, provided that Dr. Schenk will be credited with all years of service he had with Elan and its affiliates through December 20, 2012 with respect to each such plans.

Upon a termination of Dr. Schenk’s employment for any reason, Dr. Schenk (or his estate) will be entitled to receive: (i) any portion of his annual base salary and annual target bonus earned but not paid through the date of termination, (ii) any unreimbursed business expenses, (iii) any accrued but unused vacation and/or floating holidays, and (iv) any amount arising from Dr. Schenk’s participation in, or benefits under, any employee benefit plans, programs or arrangements. In the event of Dr. Schenk’s termination of employment by PBI without cause (as defined below) by Dr. Schenk for good reason (as defined below) or because of Dr. Schenk’s death or disability, in each case, that occurs outside of the 12 month period commencing on the consummation of a change in control (as defined below) in addition to the general severance benefits described above, PBI will (i) pay in a lump sum cash payment an amount equal to 150% of Dr. Schenk’s annual base salary as of the date of termination; (ii) pay 100% of the annual target bonus in a lump sum cash payment; (iii) accelerate each outstanding equity award (including the option described above) held by Dr. Schenk with respect to that number of shares that would have vested had Dr. Schenk continued employment for the 18 month period immediately following the date of termination; (iv) if Dr. Schenk elects to receive continued healthcare coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, PBI will directly pay, or reimburse him for, the portion of the COBRA premiums for Dr. Schenk and his covered dependents that exceeds the amount of such premium an active employee would be required to pay during the period commencing on his termination of employment and ending upon the earliest of (X) the 18 month anniversary of the date of termination, (Y) the date that Dr. Schenk and/or his covered dependents, as applicable, become no longer eligible for COBRA or (Z) the date Dr. Schenk becomes eligible to receive healthcare coverage from a subsequent employer; and (v) if Dr. Schenk commences a career transition assistance program sponsored or arranged for by PBI within 60 days following the date of termination, PBI will pay for such program for a period of 12 months.

In the event of Dr. Schenk’s termination of employment by PBI without cause, by Dr. Schenk for good reason or because of Dr. Schenk’s death or disability, in each case, that occurs within the 12 month period commencing on the consummation of a change in control in addition to the general severance benefits described above, PBI will (i) pay in a lump sum cash payment an amount equal to 250% of Dr. Schenk’s annual base salary as of the date of termination; (ii) pay 250% of the annual target bonus in a lump sum cash payment; (iii) accelerate each outstanding equity award (including the option described above) held by Dr. Schenk with respect to 100% of the then unvested shares subject to such equity awards; (iv) if Dr. Schenk elects to receive continued healthcare coverage pursuant to COBRA, PBI will directly pay, or reimburse him for, the portion of the COBRA premiums for Dr. Schenk and his covered dependents that exceeds the amount of such premium an active employee would be required to pay during the period commencing on his termination of employment and ending upon the earliest of (X) the 18 month anniversary of the date of termination and (Y) the date Dr. Schenk, his covered dependents, if any, and his spouse or domestic partner, if any, become eligible for healthcare coverage under another employer’s plan(s); and (v) if Dr. Schenk commences a career transition assistance program sponsored or arranged for by PBI within 60 days following the date of termination, PBI will pay for such program for a period of 12 months.

“Cause” is defined in Dr. Schenk’s employment agreement as: (i) the willful and continued failure to substantially perform his duties with PBI (other than as a result of physical or mental disability) after a written demand for substantial performance is delivered to Dr. Schenk by the Board, which demand specifically identifies the manner in which the Board believes that Dr. Schenk has not substantially performed his duties and that has not been cured within thirty (30) days following receipt by him of the written demand; (ii) commission of a felony (other than a traffic-related offense) that in the written determination of the Board is likely to cause or has caused material injury to our business; (iii) documented intentional misrepresentation or omission of material fact with respect to a significant matter relating to our business; or (iv) material breach of any agreement by and between Dr. Schenk and thus, which material breach has not been cured within thirty (30) days following receipt by Dr. Schenk of written notice from the Board identifying such material breach.

A “change in control” is defined in Dr. Schenk’s employment agreement as: (i) the consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than fifty percent (50%) of the combined voting power of the continuing or surviving entity’s issued shares or securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization; (ii) the sale, transfer or other disposition of all or substantially all of the Company’s assets; (iii) individuals who as of the date the Board first consists of at least seven members constitute the Board, or the Original Directors, cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director of the Company subsequent to the date the Board first consists of at least seven members shall be considered an Original Director if the individual’s election or nomination for election to the Board was approved by a vote of at least a majority of the Original Directors; but, provided further that any such individual whose initial assumption of office is in connection with an actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board, including by reason of agreement intended to avoid or settle any such actual or threatened contest or solicitation will not be considered an Original Director; (iv) a transaction as a result of which any person or company obtains the ownership directly or indirectly of the shares in the Company carrying more than fifty percent (50%) of the total voting power represented by the Company’s issued share capital in pursuance of a compromise or arrangement sanctioned by the court under Section 201 of the Irish Companies Act 1963, as amended, or becomes bound or entitled to acquire ordinary shares in the Company under Section 204 of the Irish Companies Act 1963, as amended; (v) any transaction as a result of which any person becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company, representing at least fifty percent (50%) of the total voting power represented by the Company’s then outstanding voting securities (e.g., issued shares), or (vi) certain similar transactions taking place with respect to PBI, as set forth more fully in Dr. Schenk’s employment agreement.

“Good Reason” is defined in Dr. Schenk’s employment agreement as: (i) a material diminution in Dr. Schenk’s base compensation; (ii) a material diminution in his authority, duties or responsibilities; (iii) a change in the geographic location at which he must perform his services that increases his one-way commute by more than thirty (30) miles; or (iv) a material breach of the agreement by PBI. Notwithstanding the foregoing, Dr. Schenk shall not have “Good Reason” unless the condition giving rise to his resignation continues more than thirty (30) days following his written notice of the condition provided to PBI within ninety (90) days of the first occurrence of such condition and his resignation is effective within one hundred eighty (180) days following the first occurrence of such condition.

Gene Kinney, Ph.D.

PBI has entered into an offer letter with Dr. Kinney which provides for at-will employment. Dr. Kinney receives an annual base salary of $340,000 and is eligible to receive an annual performance bonus, with 40% of his annual base salary being payable in the event the performance goals with respect thereto are achieved at target. The actual bonus amount payable shall be based on the achievement of performance goals to be determined by the Board. Furthermore, the amount of any annual target bonus for which Dr. Kinney is eligible shall be reviewed by the Board from time-to-time. The offer letter also provides for a grant of an option for 200,000 ordinary shares, vesting with respect to 25% of the shares on the first anniversary of the grant date and with respect to 1/48th of the shares on each monthly anniversary of the grant date thereafter, subject to continuous service to the Company through the applicable vesting date. During the term of his employment, Dr. Kinney may participate in benefit plans and programs as PBI may from time-to-time offer to or provide to its employees and executives, pursuant to the terms and eligibility requirements of those plans, provided that Dr. Kinney will be credited with all years of service he had with Elan and its affiliates through December 20, 2012 with respect to each such plans.

Tara Nickerson, Ph.D.

PBI has entered into an offer letter with Dr. Nickerson which provides for at-will employment. Dr. Nickerson receives an annual base salary of $275,000 and is eligible to receive an annual performance bonus, with 40% of her annual base salary being payable in the event the performance goals with respect thereto are achieved at target. The actual bonus amount payable shall be based on the achievement of performance goals to be determined by the Board. Furthermore, the amount of any annual target bonus for which Dr. Nickerson is eligible shall be reviewed by the Board from time-to-time. The offer letter provides for a grant of an option for 54,000 ordinary shares. In March 2013, the compensation committee approved a bonus target change from 30% to 40% and an additional grant of an option for 46,000 ordinary shares. These grants vest with respect to 25% of the shares on the first anniversary of the January 29, 2013 grant date and with respect to 1/48th of the shares on each monthly anniversary of the grant date thereafter, subject to continuous service to the Company through the applicable vesting date. During the term of her employment, Dr. Nickerson may participate in benefit plans and programs as PBI may from time-to-time offer to or provide to its employees and executives, pursuant to the terms and eligibility requirements of those plans, provided that Dr. Nickerson will be credited with all years of service she had with Elan and its affiliates through December 20, 2012 with respect to each such plans.

Compensation and Benefits upon Termination

PBI adopted the Prothena Biosciences Inc Severance Plan, or the Severance Plan, at the time of the separation from Elan. The Severance Plan provides the named executive officers with severance pay and benefits substantially equivalent in the aggregate to what they would have received under the corresponding severance plan at Elan. Under the Severance Plan, in the event of a qualifying termination occurring on or before December 31, 2013, and prior to a change in control or outside of two years following a change of control of Prothena, severance benefits payable would include a lump sum amount equal to (a) 78 weeks of base salary for Dr. Schenk, or 52 weeks of base salary for Drs. Kinney and Nickerson, in each case, at the highest rate in effect over the 13 months prior to the termination date, plus (b) target bonus for Drs. Schenk and Kinney at the highest rate in effect over the 13 months prior to the termination date.

To the extent that the qualifying termination occurs on or before December 31, 2013, and upon or within two years following a change of control of Prothena, our named executive officers would be eligible to receive a lump sum severance payment equal to 2.5 times for Dr. Schenk and to 2 times for Dr. Kinney the sum of (a) 52 weeks base salary at the highest rate in effect over the 13 months prior to the termination date, plus (b) the executive’s target bonus the highest rate in effect over the 13 months prior to the termination date. For Dr. Nickerson, the lump sum severance payment would be equal to (a) 78 weeks of base salary, plus (b) target bonus at the highest rate in effect over the 13 months prior to the termination date.

In addition to such pay, in the event of a qualifying termination, each of our named executive officers may elect to receive continued healthcare coverage pursuant to COBRA for 18 months following termination. During the COBRA period, Dr. Schenk is eligible to be reimbursed for healthcare contributions for up to 18 months, while Drs. Kinney and Nickerson are eligible to be reimbursed for healthcare contributions for up to 12 months, such that their contributions are no more than a comparably-situated employee of PBI. In addition, if the named executive officer elects to commence a career transition assistance program sponsored or arranged for by PBI within 60 days following the date of termination, PBI will pay for such program for a period of 12 months.

Our option agreements under the LTIP also provide for full acceleration of option awards in connection with a qualifying termination within 24 months following a change of control or in the event of death or total disability.

In March 2013, the compensation committee approved certain changes to the Severance Plan (beginning in 2014 for Drs. Kinney and Nickerson) to more closely align the program with market practices among publicly traded, biotechnology companies of a similar size. The following table summarizes the compensation and benefits payable upon termination and treatment of unvested equity for our named executive officers:

Compensation and Benefits upon Involuntary Termination

Name	Not in connection with a Change in Control	Within two years following Change in Control
Applies to involuntary terminations as of the effective date of Dr. Schenk’s employment agreement:
Dale B. Schenk, PhD	No change to benefits provided in employment agreement, as described above under “Offer Letters and Employment Agreements–Dale B. Schenk, Ph.D.”

•    No change to benefits provided in employment contract, as described above, except that a qualifying termination that occurs within 24 months of a change in control, rather than 12 months as provided for in Dr. Schenk’s employment agreement, shall be considered a termination in connection with a change in control.

Applies to involuntary terminations beginning January 1, 2014 (for information on involuntary termination prior to January 1, 2014 see the narrative above):
Gene Kinney, PhD

•    100% of annual base salary

•    100% of annual target bonus

•    Acceleration of unvested shares that would have vested within 12 months following termination date

•    12 months benefits continuation

•    12 months career transition assistance

• 150% of annual base salary • 150% of annual target bonus • Acceleration of all unvested shares • 12 months benefits continuation • 12 months career transition assistance

Tara Nickerson, PhD

•    100% of annual base salary

•    Acceleration of unvested shares that would have vested within 12 months following termination date

•    12 months benefits continuation

•    12 months career transition assistance

• 150% of annual base salary • Acceleration of all unvested shares • 12 months benefits continuation • 12 months career transition assistance

Proprietary Information and Inventions Agreements

Each of our named executive officers has entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2010 to which we have been a party, in which the amount involved exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our ordinary shares, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Each agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference to such agreements.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements contain provisions that require us, among other things, to indemnify these directors and executive officers against certain liabilities that may arise because of their status or service as directors or executive officers and advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Separation from Elan

For purposes of the separation of the Prothena Business from Elan Corporation, plc, or Elan, governing the ongoing relationship between Elan and us after the Separation and Distribution and providing for an orderly transition, we and Elan have entered into certain agreements. The terms of each of these agreements were negotiated with Elan while certain of our subsidiaries were each wholly-owned subsidiaries of Elan and thus, the transactions contemplated by these agreements constitute related-party transactions.

Pre-Demerger Restructuring Transactions

Prior to the effective time of the separation of the Prothena Business from Elan and pursuant to a series of internal reorganization transactions between and among Elan and certain of its subsidiaries which remained with Elan following the Separation and Distribution, on the one hand, and certain of our subsidiaries, on the other hand, Elan allocated, assigned and transferred, or caused to be allocated, assigned and transferred, to our subsidiaries the assets and liabilities that comprise our business.

Amended and Restated Intellectual Property License and Contribution Agreement

Pursuant to an Amended and Restated Intellectual Property License and Contribution Agreement, Elan Pharma International Limited (“EPIL”) and Elan Pharmaceuticals, Inc. (“EPI” and together with EPIL, the “Elan Parties”) conveyed ownership of patents, patent applications, biological materials, chemical materials and other intellectual property to Neotope Biosciences relating to (i) NEOD001 compositions and methods (including U.S. Patent Nos. 7,928,203, 8,268,973, 8,404,815, and 8,124,081) and (ii) immunotherapeutic approaches targeting various misfolding proteins, including synuclein (including U.S. Patent Nos. 7,919,088, 8,092,801 and 8,147,833), AA amyloid, AL amyloid, type 2 diabetes targets and other targets, but specifically excluding amyloid beta peptide. The Elan Parties also conveyed to Neotope Biosciences any liabilities relating to the assets so conveyed, subject to the terms of the Demerger Agreement described below, including Elan’s agreement in the Demerger Agreement to pay a portion of the Trade Payables as described below.

In addition, under the agreement, the Elan Parties licensed to Neotope Biosciences, on an exclusive, fully paid, perpetual, irrevocable (except as may be terminated as described below) and royalty free basis (with the right to grant sublicenses), to conduct research and development activities and to make, have made, use, offer for sale, sell and import products solely for the Projects (as described below) under (i) patent rights relating to synuclein antibodies, synuclein immunogens and synuclein animal models, or Synuclein Patent Rights, and

(ii) biological material relating to synuclein antibodies, control antibodies and reagents as scheduled in the agreement, or Specified Biological Material. “Projects” means research, development and commercialization activities directed to the use, in the diagnosis, prevention and treatment of diseases, of active and passive immunotherapeutic approaches directly targeting certain targets named in the agreement (including, among others, synuclein, tau and certain targets relating to type 2 diabetes, but not amyloid beta peptide).

This agreement provides for the termination of the licenses from the Elan Parties to Neotope Biosciences under (i) certain of the Synuclein Patent Rights and (ii) the Specified Biological Material with respect to any Projects that are “inactive” (i.e. Projects which Prothena has funded at an average annual rate of less than $75,000 over a period of two calendar years, including both internal and external expenditures in the aggregate).

The agreement also provides for the sublicense from the Elan Parties to Neotope Biosciences, on a paid-up, worldwide, exclusive basis (with the right to grant sublicenses) solely for the Projects, to make, use, offer for sale, sell and import products under rights in identified patents and patent applications that are currently owned by Janssen Alzheimer Immunotherapy, or Janssen AI, that relate to immunotherapeutic approaches targeting misfolding proteins. The term of the sublicense to Neotope Biosciences is co-extensive with the expiration of the patent term of the sublicensed patents. Under Elan’s agreement with Janssen AI, Janssen AI granted a paid-up, worldwide, exclusive license (with the right to grant sublicenses) to an affiliate of Elan and any affiliate designated by such affiliate, under certain patents and patent applications owned by Janssen AI, solely for purposes outside the field of treatment and/or prevention of human neurodegenerative conditions associated with beta amyloid deposition; the Elan Parties in turn sublicense to Neotope Biosciences, on an a paid-up, worldwide, exclusive basis (with the right to grant sublicenses) the patents and patent applications licensed from Janssen AI. In the event that patents issue under certain of the patent applications owned by Janssen AI that solely contain claims outside the field of treatment or prevention of human neurodegenerative conditions associated with beta amyloid deposition, Elan’s agreement with Janssen AI provides that ownership of the issued patents will be conveyed by Janssen AI to Elan or its designated affiliate; the Elan Parties in turn convey ownership of any such issued patents to Neotope Biosciences.

The agreement clarifies (as described above) the assets contributed and licenses granted by EPIL to an affiliate of Neotope Biosciences in 2010, in exchange for shares in such affiliate, which assets and licenses were immediately thereafter assigned by such affiliate to Neotope Biosciences in exchange for shares in Neotope Biosciences with a value equal to approximately $1.8 million.

Intellectual Property License and Conveyance Agreement

Pursuant to an Intellectual Property License and Conveyance Agreement, in exchange for $375,000, the Elan Parties conveyed ownership of patents, patent applications, biological materials, chemical materials and other intellectual property to Neotope Biosciences relating to (i) immunotherapeutic approaches targeting melanoma cell adhesion molecule, or MCAM, and certain other targets and (ii) certain small molecules targeting synuclein. Neotope Biosciences also assumed any liabilities relating to the assets acquired under the agreement, subject to the terms of the Demerger Agreement, including Elan’s agreement in the Demerger Agreement to pay a portion of the Trade Payables as described below.

In addition, under the agreement, the Elan Parties licensed to Neotope Biosciences, on an exclusive, fully paid, perpetual, irrevocable (except as may be terminated as described below) and royalty free basis (with the right to grant sublicenses), to conduct research and development activities and to make, have made, use, offer for sale, sell and import products solely for the Additional Projects (as described below) under (i) Synuclein Patent Rights and (ii) compounds and biologic material relating to synuclein antibodies, control antibodies and reagents as scheduled in the agreement, or Specified Material. “Additional Projects” means research, development and commercialization activities directed to the use, in the diagnosis, prevention and treatment of diseases, of (i) active and passive immunotherapeutic approaches directly targeting MCAM, Laminin, advanced glycation end products, and damaged myelin and (ii) small molecule compounds that target synuclein and are identified in the agreement.

The agreement provides that for the termination of the licenses from the Elan Parties to Neotope Biosciences under (i) certain of the Synuclein Patent Rights and (ii) Specified Material with respect Additional Projects that are “inactive” (i.e. Additional Projects which Prothena has funded at an average annual rate of less than $75,000 over a period of two calendar years, including both internal and external expenditures in the aggregate).

Asset Purchase Agreement

Pursuant to an Asset Purchase Agreement, we purchased from EPI, in exchange for $3.0 million, (i) the laboratory and other capital equipment used at our laboratory facility in South San Francisco, California, including without limitation equipment relating to antibody generation, antibody engineering, biochemistry, cell biology and histopathology/pharmacology and (ii) certain prepayments (including prepaid rent) and receivables due Prothena, in each case relating to our business. We also assume any liabilities relating to or associated with the assets we acquire under the agreement.

Demerger Agreement

We have entered into a Demerger Agreement with Elan that sets forth the principal actions required in connection with the Separation and Distribution. It also sets forth other agreements that govern certain aspects of our relationship with Elan following the Separation and Distribution.

Transfer of Prothena Business

The Demerger Agreement transferred the entire outstanding share capital of Neotope Biosciences to us in consideration for the allotment of 99.99% of our outstanding shares to Elan’s shareholders, so that each of Elan and us ultimately retained the assets of, and the liabilities associated with, our respective businesses.

The Distribution

The Demerger Agreement governed the rights and obligations of Elan and us regarding the Separation and Distribution and the allotment and issuance of 99.99% of our outstanding shares to Elan’s shareholders.

Representations and Warranties

Except as expressly set forth in the Demerger Agreement, neither we nor Elan made any representation or warranty in connection with the Separation and Distribution.

Releases

Except as otherwise provided in the Demerger Agreement, each party released and forever discharged the other party and its respective subsidiaries and affiliates from all (a) liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the distribution date and (b) liabilities specifically assumed by a party pursuant to the Demerger Agreement. The releases do not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Demerger Agreement.

Certain Payables and Accruals

The Demerger Agreement provides that Elan is obligated to pay 50% of all trade payables and operating accruals, or Trade Payables, and 100% of all payroll and bonus accruals that were incurred by Prothena through the effective date of the distribution.

Indemnification

The Demerger Agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the Prothena Business with us and financial responsibility for the obligations and liabilities of Elan’s business with Elan, including indemnification of Prothena by Elan of any liabilities arising out of the litigation involving the Alzheimer’s Institute of America that was previously dismissed with prejudice and is pending appeal.

Further Assurances

To the extent that any transfers contemplated by the Demerger Agreement were not consummated on the distribution date, the Demerger Agreement provided that the parties would cooperate to effect such transfers as promptly as practicable thereafter. In addition, each of the parties agreed to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Demerger Agreement.

Exchange of Information

The Demerger Agreement provides that we and Elan will exchange certain information reasonably required to comply with reporting, filing, audit, litigation, regulatory and other obligations, subject to certain exceptions.

Confidentiality

Each party agrees to treat as confidential and not disclose confidential information of the other party except in specific circumstances identified in the separation agreement.

Legal Matters

In general, the Demerger Agreement provided that, effective upon the Separation and Distribution, each party to the Demerger Agreement will assume liability for all pending and threatened legal matters related to its own business or assumed or retained liabilities and would indemnify the other party for any liability to the extent arising out of or resulting from such assumed legal matters. Each party will cooperate in defending any claims against the other for events that took place prior to, on or after the date of the separation of the Prothena Business from Elan.

Business Opportunities

The Demerger Agreement provides that neither we nor Elan nor our respective affiliates will have any duty to refrain from engaging in similar activities or lines of business or doing business with suppliers or customers, and both we and Elan acknowledge that neither of us will have any duty to communicate or offer any business opportunities to the other.

Dispute Resolution

In the event of a dispute relating to the Demerger Agreement between us and our subsidiaries and other affiliates, on the one hand, and Elan and its other subsidiaries and other affiliates, on the other hand, the Demerger Agreement provides for the following procedures:

•	first, the parties will use commercially reasonable efforts to resolve the dispute through negotiations between our representatives and Elan’ representatives;

•	if negotiations fail, then the parties will attempt to resolve the dispute through non-binding mediation; and

•	if mediation fails, then the parties may seek relief in any court of competent jurisdiction.

Contractual Restrictions

During the term of the Transitional Services Agreement, and for one year thereafter, neither we nor Elan will be permitted to solicit each other’s employees for employment without the other’s consent.

Expenses

Except as expressly set forth in the Demerger Agreement, all fees and expenses incurred in connection with the separation from Elan will be paid by the party incurring such fees or expenses.

Subscription and Registration Rights Agreement

Prior to consummation of the Separation and Distribution, and as a condition to such completion, we, Elan and Elan Science One Limited, a wholly-owned subsidiary of Elan, or Subscriber, entered into a Subscription and Registration Rights Agreement. The Subscription and Registration Rights Agreement sets forth certain terms and conditions related to the subscription for 18% of the outstanding Prothena ordinary shares (as calculated immediately following the consummation of such subscription) by Subscriber immediately following the Separation and Distribution and concerning the rights of the parties in respect of such ownership from and after the Separation and Distribution.

Subscription

Immediately following consummation of the Separation and Distribution, Subscriber subscribed, and Prothena issued to Subscriber, ordinary shares of Prothena, representing approximately 18% of the outstanding ordinary shares of Prothena (as calculated immediately following the consummation of such subscription), for a cash payment of $26.0 million.

Registration Rights

Subscriber is entitled to customary demand registration rights, provided, however, that Subscriber may not initiate more than six requests to exercise its demand registration rights (which include any shelf underwritten offerings) in the aggregate. Withdrawn requests will not count toward the total of six requests if certain conditions are satisfied. If Prothena is eligible to do so, the purchasing entity may request that it file an automatic shelf registration statement.

In addition, Subscriber is entitled to customary piggyback registration rights, pursuant to which it may request that its shares be included in any offering of securities of the same class that Prothena initiates in its own right or on behalf of another shareholder.

Voting

Subscriber has agreed to vote our ordinary shares that Subscriber was allotted and issued immediately after the Separation and Distribution in proportion to the votes cast by our other shareholders. In connection with such agreement, Subscriber granted us a proxy to vote our ordinary shares held by Elan in such proportion. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Subscriber to a person other than Elan or any of Elan’s subsidiaries.

DTC Eligibility

We will use our reasonable best efforts to take such other steps as may be requested by Subscriber so as to allow Subscriber to hold its shares in book-entry form and eligible for the depository and book-entry transfer services of The Depository Trust Company.

Term and Termination

Except with respect to the indemnification obligations set forth therein, which will survive the termination, the Subscription and Registration Rights Agreement will terminate upon the registration or other sale, transfer or disposition of all the Prothena ordinary shares subscribed for pursuant to the Subscription and Registration Rights Agreement to a party other than Elan or any of its subsidiaries.

Tax Matters Agreement

We entered into a Tax Matters Agreement with Elan under which tax liabilities relating to taxable periods before and after the Separation and Distribution will be computed and apportioned between the parties, and responsibility for payment of those tax liabilities (including any taxes attributable to the Separation and Distribution) will be allocated between us. Furthermore, the agreement sets forth the rights of the parties in respect of the preparation and filing of tax returns, the handling of audits or other tax proceedings and assistance and cooperation and other matters, in each case, for taxable periods ending on or before or that otherwise include the date of the Separation and Distribution. The agreement will automatically terminate upon the termination of the Demerger Agreement.

Transitional Services Agreement

We entered into a Transitional Services Agreement with Elan on December 20, 2012 under which, Elan will provide to us, and we will provide to Elan, specified services to help ensure an orderly transition following the Separation and Distribution. The services provided by Elan under the agreement include CMC/quality assurance, information technology services, facilities services, company secretarial services, finance services, legal services, compliance services and human resources services. The services provided by Prothena include finance services and assisting in reviewing proposed Elan publications related to work done at Elan prior to separation.

We expect that the agreement will remain in effect until the expiration of the last time period for the performance of services thereunder, which in no event shall be later than December 31, 2013.

Both we and Elan are permitted to terminate the agreement (to the extent it relates to any particular transitional service) with 15 days’ notice with respect to services provided by the other party or if the other party breaches any of its significant obligations under the agreement and does not cure such breach within 20 business days of receiving written notice from the other party. In addition, either party may terminate the agreement if a receiver, examiner or administrator is appointed with respect to any of the other party’s assets, the other company is struck off the Register of Companies in its jurisdiction of organization.

The payment terms of the agreement generally provide that Prothena will pay Elan for the time spent by each Elan employee providing the services, which will be calculated by the portion of the employee’s time dedicated to the provision of the services, plus 40%. The time for each employee will be calculated using one of two specified rates per annum depending on the employee’s wage band. Similarly, Elan will pay Prothena for the time spent by each Prothena employee providing services to Elan, which will be an agreed percentage of the employee’s time, based on the cost of providing those services plus 40% and including, as applicable, any fees for any services from Elan or Prothena provided by third party providers and invoiced to the recipient at cost. The services from Prothena will also be calculated using one of two specified rates per annum depending on the employee’s wage band. As of June 30, 2013, we have incurred $0.5 million in TSA expenses.

Research and Development Services Agreement

We entered into a Research and Development Services Agreement with Elan on December 20, 2012, pursuant to which we will provide certain research and development services to Elan. The agreement, among other things, sets out the scope of the services, the consideration to be paid for the services and the general principles around ownership of intellectual property as it relates to the services. The agreement has a term of two years. Either party is entitled to terminate the agreement at any time by notice in writing to the other party if there has been an uncured material breach by the other party or if the other party becomes insolvent or if the other party is in breach of any of its confidentiality obligations under the agreement.

The services provided for under the agreement include support for the ELND005 program (which include the provision of expert advice and opinion in the areas of nonclinical safety/toxicology and pharmacology, regulatory support for nonclinical sections of pertinent documents, conducting and interpreting externally conducted nonclinical studies, and support in respect of the identification and maintenance of nonclinical expert advisors as required). These services are substantially similar to research services performed by Prothena for Elan prior to the Separation and Distribution.

The payment terms of the agreement provide that Elan will pay Prothena: (i) a fixed charge of $500,000 per year based on a charge for two Prothena employees providing the services at a rate of $250,000 each per annum, (ii) if the $500,000 fixed charge has been paid in any year, a variable charge of $250,000 per year for any additional Prothena employee that provides services for such year (calculated pro rata based on the number of days the Prothena employee provides services in such year), (iii) research costs including direct overheads and (iv) a mark-up of 10% applied to the fixed charge, variable charge (if any) and research costs such that the total payment reflects a cost-plus standard. The research costs include a fixed monthly charge to account for lab space and capital equipment used by Elan, for so long as Elan uses such lab space and capital equipment. The payments will be made on a monthly basis.

Policies and Procedures for Related Party Transactions

Our Board has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar or related transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

In addition, under our code of conduct, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest to our legal department, or, if the employee is an executive officer, to our Board.

In considering related-person transactions, our audit committee (or other independent body of our Board) will take into account the relevant available facts and circumstances including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products and, if applicable the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table presents information as to the beneficial ownership of our ordinary shares as of August 31, 2013 for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;

•	each executive officer;

•	each of our directors;

•	all executive officers and directors as a group; and

•	the selling shareholder.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of August 31, 2013 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our ordinary shares “prior to this offering” in the table is based on 17,679,182 ordinary shares issued and outstanding on August 31, 2013. Percentage ownership of our ordinary shares “after this offering” in the table is based on 21,179,182 ordinary shares issued and outstanding on August 31, 2013, which gives effect to the issuance of 3,500,000 ordinary shares by us and excludes the exercise of the underwriters’ option to subscribe for additional shares. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Prothena Corporation plc, 25-28 North Wall Quay, IFSC, Dublin 1, Ireland.

	Beneficial Ownership (1)
	Before this Offering			After this Offering
Name and Address of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Beneficially Ownership	Ordinary Shares Being Offered	Number of Shares Beneficially Owned	Percentage of Beneficially Ownership
5% and Greater Shareholders:
Elan Science One Limited (2)	3,182,253	18.0%	—	3,182,253	15.0%
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland
Janssen Pharmaceutical (3)	2,619,421	14.8%	1,500,000	1,119,421	5.3%
Little Island Industrial Estate
Little Island
Co. Cork, Ireland
FMR LLC (4)	1,993,988	11.3%	—	1,993,988	9.4%
82 Devonshire Street
Boston, MA 02109
RA Capital Management, LLC (5)	1,648,599	9.3%	—	1,648,599	7.8%
20 Park Plaza, Suite 1200
Boston, MA 02116

	Beneficial Ownership (1)
	Before this Offering			After this Offering
Name and Address of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Beneficially Ownership	Ordinary Shares Being Offered	Number of Shares Beneficially Owned	Percentage of Beneficially Ownership
Wellington Management Company, LLP (6)	1,531,714	8.7%	—	1,531,714	7.2%
280 Congress Street
Boston, MA 02210
Invesco Limited (7)	1,262,782	7.1%	—	1,262,782	6.0%
Two Peachtree Pointe
1555 Peachtree Street, N.E.
Suite 1800
Atlanta, GA 30309
Adage Capital Partners GP LLC (8)	977,460	5.5%	—	977,460	4.6%
200 Clarendon Street
52nd Floor
Boston, MA 02116

Directors and Executive Officers:
Lars G. Ekman (9)	243	*	—	243	*
Richard T. Collier (9)	1,219	*	—	1,219	*
Shane Cooke	—	*	—	—	*
Christopher S. Henney	—	*	—	—	*
Dennis J. Selkoe (10)	4,208	*	—	4,208	*
Dale B. Schenk (9)	211	*	—	211	*
Tran B. Nguyen	—	*	—	—	*
Gene Kinney (9)	293	*	—	293	*
Martin Koller	—	*	—	—	*
Tara Nickerson (9)	344	*	—	344	*
Karin L. Walker	—	*	—	—	*
All directors and executive officers as a group (11 persons)	6,518	*	—	6,518	*

*	Represents beneficial ownership of less than one percent of the outstanding ordinary shares.
(1)	Represents ordinary shares held by such individuals. There are no options exercisable within 60 days of August 31, 2013. Includes shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account. Reported numbers do not include options that vest more than 60 days after August 31, 2013.
(2)	As reported on Schedule 13D filed with the SEC on December 28, 2012. Prior to the Separation and Distribution, a wholly-owned subsidiary of Elan, Elan Science One Limited, or Subscriber, agreed (conditioned on the consummation of the Separation and Distribution) to subscribe for ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena (as calculated immediately following the consummation of such subscription) for a cash payment to Prothena of $26.0 million. This subscription was consummated immediately following the Separation and Distribution. Elan has agreed to cause the vote of any of our ordinary shares that its wholly-owned subsidiary subscribed for immediately following the Separation and Distribution in proportion to the votes cast by our other shareholders and will grant us a proxy with respect to such shares.
(3)

As reported on the Schedule 13G filed with the SEC on February 13, 2013, Janssen Pharmaceutical is a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation. Johnson & Johnson is governed by a board of directors, consisting of Alex Gorsky (Chairman), Mary Sue Coleman, James G. Cullen,

Ian E. L. Davis, Michael M.E. Johns, Susan L. Lindquist, Anne M. Mulcahy, Leo F. Mullin, William D. Perez, Charles Prince, A. Eugene Washington and Ronald A. Williams, who have shared voting and investment power over the 2,619,421 ordinary shares directly owned by Janssen Pharmaceutical.
(4)	As reported on the Schedule 13G/A filed with the SEC on June 10, 2013, FMR LLC has sole dispositive power with respect to 1,993,988 ordinary shares.
(5)	As reported on the Schedule 13G filed with the SEC on August 27, 2013, RA Capital Management, LLC has shared voting and dispositive power with respect to 1,648,599 ordinary shares.
(6)	As reported on the Schedule 13G/A filed with the SEC on August 7, 2013, Wellington Management Company, LLP has shared voting power with respect to 1,201,659 ordinary shares and shared dispositive power with respect to 1,531,714 ordinary shares.
(7)	As reported on the 13F-HR filed with the SEC on May 15, 2013, Invesco Limited has sole voting power with respect to 1,262,782 ordinary shares.
(8)	As reported on the Schedule 13G filed with the SEC on February 1, 2013, Adage Capital Partners GP, L.L.C. has shared voting and disposition power with respect to 977,460 ordinary shares.
(9)	All ordinary shares are held directly by the individual.
(10)	Includes 2,845 ordinary shares held directly by Dr. Selkoe and 1,363 ordinary shares held by Dr. Selkoe’s spouse.

DESCRIPTION OF SHARE CAPITAL

The following summary describes our share capital and the material provisions of our Memorandum and Articles of Association and of Irish law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Memorandum and Articles of Association, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

The following description of our ordinary shares and Euro Deferred Shares is a summary. This summary does not purport to be complete and is qualified in its entirety by reference to the Irish Companies Acts 1963 – 2012, or the Companies Acts, and the complete text of our Memorandum and Articles of Association. You should read those laws and documents carefully.

For the avoidance of any doubt, the ordinary shares are the subject of this Registration Statement. The Euro Deferred Shares are not listed on any stock exchange and are not the subject of any registration.

Capital Structure

Issued Share Capital

As of June 30, 2013, our issued share capital was 17,679,182. There are no Euro Deferred Shares in issue. Our ordinary shares are listed on The NASDAQ Global Market under the symbol “PRTA.”

Authorized Share Capital

The authorized share capital of the Company is $1,000,000 and €220,000 consisting of 100,000,000 ordinary shares with a par value of $0.01 per share and 10,000 Euro Deferred Shares with a par value of €22 per share. We may issue shares subject to the maximum authorized share capital contained in our Articles of Association. The authorized share capital may be increased or reduced by a resolution approved by a simple majority of the votes cast at a general meeting of our shareholders (referred to under Irish law as an “ordinary resolution”). The shares comprising our authorized share capital may be divided into shares of such nominal value as the resolution shall prescribe. As a matter of Irish law, the directors of a company may issue new ordinary shares or Euro Deferred Shares without shareholder approval once authorized to do so by the Articles of Association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution.

Our Articles of Association authorize our Board to issue new ordinary shares and Euro Deferred Shares for cash without shareholder approval for a period of five years from the date of adoption of such Articles of Association, which adoption was effective prior to the completion of the Separation and Distribution.

The rights and restrictions to which our ordinary shares and Euro Deferred Shares are subject are prescribed in our Articles of Association. We may, by ordinary resolution and without obtaining any vote or consent of the holders of any class or series of shares, unless expressly provided by the terms of that class or series of shares, provide from time to time for the issuance of other classes or series of shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.

Irish law does not recognize fractional shares held of record. Accordingly, our Articles of Association do not provide for the issuance of fractional shares of the Company, and the official Irish share register of the Company will not reflect any fractional shares. Whenever as a result of an issuance, alteration, reorganisation, consolidation, division, or subdivision of the share capital of the Company would result in any shareholder becoming entitled to fractions of a share, no such fractions shall be issued or delivered to any shareholder. All such fractions of a share will be aggregated into whole shares and sold in the open market at prevailing market prices and the aggregate cash proceeds from such sale (net of tax, commissions, costs and other expenses) shall be distributed on a pro rata basis, rounding down to the nearest cent, to each shareholder who would otherwise have been entitled to receive fractions of a share.

Preemption Rights, Share Warrants and Share Options

Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, we have opted out of these preemption rights in our Articles of Association as permitted under Irish law. Because Irish law requires this opt-out to be renewed every five years by a resolution approved by not less than 75% of the votes cast at a general meeting of our shareholders (referred to under Irish law as a “special resolution”), our Articles of Association provide that this opt-out must be so renewed. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of the Company on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders. The statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a share-for-share acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee share option or similar equity plan.

Our Articles of Association provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which we are subject, our Board is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as it deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as our Board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Companies Acts provide that directors may issue share warrants or options without shareholder approval once authorized to do so by the Articles of Association or an ordinary resolution of shareholders. We are subject to the rules of NASDAQ and the U.S. Internal Revenue Code of 1986, as amended, which require shareholder approval of certain equity plan and share issuances. Our Board may issue shares upon exercise of warrants or options without shareholder approval or authorization (up to the relevant authorized share capital limit).

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless our net assets are equal to, or in excess of, the aggregate of our called up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which our accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Prothena accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not we have sufficient distributable reserves to fund a dividend must be made by reference to the “relevant accounts” of the Company. The “relevant accounts” are either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Acts, which give a “true and fair view” of our unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

Our Articles of Association authorize the directors to declare dividends without shareholder approval to the extent they appear justified by profits lawfully available for distribution. Our Board may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Our Board may direct that the payment be made by distribution of assets, shares or cash, and no dividend issued may exceed the amount recommended by the directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in dollars or any other currency.

Our Board may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to the Company in relation to the shares of the Company.

The Board may also authorize the Company to issue shares with preferred rights to participate in dividends declared by the Company from time to time, as determined by ordinary resolution. The holders of preferred shares may, depending on their terms, rank senior to our ordinary shares in terms of dividend rights and or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

Share Repurchases, Redemptions and Conversions

Overview

Our Articles of Association provide that any ordinary share that we have agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish law purposes, the repurchase of ordinary shares by us may technically be effected as a redemption of those shares as described below under “Description of Share Capital—Repurchases and Redemptions by Prothena.” If our Articles of Association did not contain such provision, repurchases by us would be subject to many of the same rules that apply to purchases of our ordinary shares by subsidiaries described below under “Description of Share Capital—Purchases by Subsidiaries of Prothena,” including the shareholder approval requirements described below, and the requirement that any purchases on-market be effected on a “recognized stock exchange,” which, for purposes of the Companies Acts, includes NASDAQ. Neither Irish law nor any of our constituent documents places limitations on the right of non-resident or foreign owners to vote or hold our ordinary shares. Except where otherwise noted, references in this information statement to repurchasing or buying back our ordinary shares refer to the redemption of ordinary shares by us or the purchase of our ordinary shares by one of our subsidiaries, in each case in accordance with our Articles of Association and Irish company law as described below.

Repurchases and Redemptions by Prothena

Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. Please see also “Description of Share Capital—Dividends.” We may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of our total issued share capital. All redeemable shares must also be fully-paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Based on the provisions of our Articles of Association, shareholder approval will not be required to redeem our shares.

We may also be given an additional general authority to purchase our own shares on-market by way of ordinary resolution, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by our subsidiaries as described below.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by us at any time must not exceed 10% of the nominal value of our issued share capital. We may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by us or re-issued subject to certain conditions.

Purchases by Subsidiaries of Prothena

Under Irish law, an Irish or non-Irish subsidiary may purchase our shares either on-market or off-market. For one of our subsidiaries to make on-market purchases of our ordinary shares, our shareholders must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of our ordinary shares is required. For a purchase by one of our subsidiaries off-market, the proposed purchase contract must be authorized by special resolution of our shareholders before the contract is entered into. The person whose ordinary shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by our shareholders at our registered office.

In order for one of our subsidiaries to make an on-market purchase of our shares, such shares must be purchased on a “recognized stock exchange.” NASDAQ, on which our ordinary shares are listed, is specified as a recognized stock exchange for this purpose in accordance with Irish law.

The number of shares held by our subsidiaries at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of our issued share capital. While a subsidiary holds our shares, it cannot exercise any voting rights in respect of those shares. The acquisition of our ordinary shares by a subsidiary must be funded out of distributable reserves of the subsidiary.

Lien on Shares, Calls on Shares and Forfeiture of Shares

Our Articles of Association provide that we have a first and paramount lien on every share that is not a fully paid up share for all amounts payable at a fixed time or called in respect of that share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the Articles of Association of an Irish public company limited by shares such as Prothena and are only applicable to our shares that have not been fully paid up. Irish stamp duty may be payable in respect of transfers of our ordinary shares at the rate of 1%.

Consolidation and Division; Subdivision

Under our Articles of Association, we may, by ordinary resolution, consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares or subdivide our shares into smaller amounts than are fixed by our Articles of Association.

Reduction of Share Capital

We may, by ordinary resolution, reduce our authorized share capital in any way. We also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel our issued share capital in any manner permitted by the Companies Acts.

Annual Meetings of Shareholders

Our first annual general meeting was held in Dublin, Ireland, on May 22, 2013. Under Irish company law, we are required to hold annual general meetings at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after our fiscal year-end. Any of our annual general meetings may be held outside Ireland if a resolution so authorizing has been passed at the preceding annual general meeting.

Notice of an annual general meeting must be given to all of our shareholders and to our auditors. Our Articles of Association provide for a minimum notice period of 21 days’ notice, which is the minimum permitted by the Irish Companies Acts.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of new auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

Extraordinary General Meetings of Shareholders

Extraordinary general meetings of Prothena may be convened by (i) our Board, (ii) on requisition of our shareholders holding not less than 10% of the paid up share capital of our carrying voting rights, (iii) on requisition of our auditors or (iv) in exceptional cases, by order of the Irish High Court. Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

Notice of an extraordinary general meeting must be given to all of our shareholders and to our auditors. Under Irish law and our Articles of Association, the minimum notice periods are 21 days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting.

In the case of an extraordinary general meeting convened by our shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, our Board has 21 days to convene a meeting of our shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If our Board does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of our receipt of the requisition notice.

If our Board becomes aware that our net assets are not greater than half of the amount of our called-up share capital, it must convene an extraordinary general meeting of our shareholders not later than 28 days from the date that they learn of this fact to consider how to address the situation.

Quorum for General Meetings

Our Articles of Association provide that no business shall be transacted at any general meeting unless a quorum is present. One or more of our shareholders present in person or by proxy holding not less than one-half of our issued and outstanding shares entitled to vote at the meeting in question constitute a quorum.

Voting

Our Articles of Association provide that our Board or chairman may determine the manner in which the poll is to be taken and the manner in which the votes are to be counted.

Each Company shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in our share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a Company shareholder. Where interests in shares are held by a nominee trust company, such company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by our Articles of Association, which permit shareholders to notify us of their proxy appointments electronically in such manner as may be approved by our Board.

In accordance with our Articles of Association, we may from time to time be authorized by ordinary resolution to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares). Treasury shares or our shares that are held by our subsidiaries are not entitled to be voted at general meetings of shareholders.

Pursuant to the Subscription and Registration Rights Agreement between Elan Corporation, plc, or Elan, and Elan Science One Limited, a wholly owned subsidiary of Elan dated November 8, 2012, Elan Science One Limited agreed to subscribe for ordinary shares, representing 18% of our then outstanding ordinary shares (as calculated immediately following the consummation of such subscription) for a cash payment of $26.0 million. Elan has agreed to cause the vote of any of our ordinary shares that its wholly owned subsidiaries acquire in proportion to the votes cast by our other shareholders and will grant us a proxy to vote such shares in this manner.

Irish law requires special resolutions of our shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:

•	amending the objects or our Memorandum of Association;

•	amending our Articles of Association;

•	approving a change of name of Prothena;

•	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi loan or credit transaction to a director or connected person;

•	opting out of preemption rights on the issuance of new shares;

•	re-registration of Prothena from a public limited company to a private company;

•	variation of class rights attaching to classes of shares (where the Articles of Association do not provide otherwise);

•	purchase of our shares off-market;

•	reduction of issued share capital;

•	sanctioning a compromise/scheme of arrangement with creditors or shareholders;

•	resolving that we be wound up by the Irish courts;

•	resolving in favor of a shareholders’ voluntary winding-up; and

•	setting the re-issue price of treasury shares.

Variation of Rights Attaching to a Class or Series of Shares

Under our Articles of Association and the Companies Acts, any variation of class rights attaching to our issued shares must be approved by a special resolution of our shareholders of the affected class or with the consent in writing of the holders of three-quarters of all the votes of that class of shares.

The provisions of our Articles of Association relating to general meetings apply to general meetings of the holders of any class of our shares except that the necessary quorum is determined in reference to the shares of the holders of the class. Accordingly, for general meetings of holders of a particular class of our shares, a quorum consists of the holders present in person or by proxy representing at least one-half of the issued shares of the class.

Inspection of Books and Records

Under Irish law, shareholders have the right to: (i) receive a copy of our Memorandum and Articles of Association and any act of the Irish Government which alters our memorandum; (ii) inspect and obtain copies of the minutes of our general meetings and resolutions; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers we maintain; (iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of any of our subsidiaries which have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. Our auditors also have the right to inspect all of our books, records and vouchers. The auditors’ report must be circulated to the shareholders with our Financial Statements prepared in accordance with Irish law 21 days before the annual general meeting and must be read to the shareholders at our annual general meeting.

Acquisitions

An Irish limited company may be acquired in a number of ways, including:

•

a court-approved scheme of arrangement under the Companies Acts. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve the scheme;

•

through a tender or takeover offer by a third party for all of our shares. Where the holders of 80% or more of our shares have accepted an offer for their shares in Prothena, the remaining shareholders may also be statutorily required to transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If our shares were to be listed on the main securities market of the Irish Stock Exchange or another regulated stock exchange in the European Union, this threshold would be increased to 90%; and

•

it is also possible for us to be acquired by way of a merger with an EU-incorporated company under the EU Cross-Border Mergers Directive 2005/56/EC. Such a merger must be approved by a special resolution. If we are being merged with another EU company under the EU Cross-Border Mergers Directive 2005/56/EC and the consideration payable to our shareholders is not all in the form of cash, our shareholders may be entitled to require their shares to be acquired at fair value.

Irish law does not generally require shareholder approval for a sale, lease or exchange of all or substantially all of a company’s property and assets.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish company limited by shares such as Prothena and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and Liechtenstein), a shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger has the right to request that the company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the merger agreement.

Disclosure of Interests in Shares

Under the Companies Acts, our shareholders must notify us if, as a result of a transaction, the shareholder will become interested in five percent or more of the Prothena voting shares, or if as a result of a transaction a shareholder who was interested in more than five percent of Prothena voting shares ceases to be so interested. Where a shareholder is interested in more than five percent of Prothena voting shares, the shareholder must notify us of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the voting shares in which the shareholder is interested as a proportion of the entire nominal value of our issued share capital (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. We must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any our shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

In addition to these disclosure requirements, we, under the Companies Acts, may, by notice in writing, require a person whom we know or have reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in our relevant share capital to: (i) indicate whether or not it is the case; and (ii) where such person holds or has during that time held an interest in our shares, to provide additional information, including the person’s own past or present interests in our shares. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, we may apply to court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Companies Acts, as follows:

•	any transfer of those shares or, in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void;

•	no voting rights shall be exercisable in respect of those shares;

•	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

•	no payment shall be made of any sums due from Prothena on those shares, whether in respect of capital or otherwise.

The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.

In the event we are in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in our securities of one percent or more.

Anti-Takeover Provisions

Irish Takeover Rules and Substantial Acquisition Rules

A transaction in which a third party seeks to acquire 30% or more of Prothena voting rights and any other acquisitions of our securities are governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder, which are referred to in this information statement as the “Irish Takeover Rules,” and are regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles

The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

•

in the event of an offer, all holders of securities of the target company must be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•

the holders of securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of directors of the target company must give its views on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

•	a target company’s board of directors must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

•

false markets must not be created in the securities of the target company, the bidder or any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

•

a bidder can only announce an offer after ensuring that he or she can fulfill in full the consideration offered, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•	a target company may not be hindered in the conduct of its affairs longer than is reasonable by an offer for its securities; and

•

a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

Under certain circumstances, a person who acquires our shares, or other voting securities, may be required under the Irish Takeover Rules to make a mandatory cash offer for remaining outstanding Prothena voting securities at a price not less than the highest price paid for the securities by the acquiror, or any parties acting in concert with the acquiror, during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of securities would increase the aggregate holding of an acquiror, including the holdings of any parties acting in concert with the acquiror, to securities representing 30% or more of Prothena voting rights, unless the Irish Takeover Panel otherwise consents. An acquisition of securities by a person holding, together with its concert parties, securities representing between 30% and 50% of Prothena voting rights would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding securities representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

If a person makes a voluntary offer to acquire our outstanding ordinary shares, the offer price must not be less than the highest price paid for our ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired our ordinary shares (i) during the period of 12 months prior to the commencement of the offer period that represent more than 10% of our total ordinary shares or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per our Ordinary Share must not be less than the highest price paid by the bidder or its concert parties during, in the case of (i), the 12-month period prior to the commencement of the offer period or, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of our total ordinary shares in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so. An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares and other voting securities which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the Prothena voting rights. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the Prothena voting rights is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the Prothena voting rights and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action

Under the Irish Takeover Rules, our Board is not permitted to take any action that might frustrate an offer for our shares once our Board has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which our Board has reason to believe an offer is or may be imminent. Exceptions to this prohibition are available where:

•	the action is approved by our shareholders at a general meeting; or

•	the Irish Takeover Panel has given its consent, where:

•	it is satisfied the action would not constitute frustrating action;

•	our shareholders holding more than 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

•	the action is taken in accordance with a contract entered into prior to the announcement of the offer (or any earlier time at which our Board considered the offer to be imminent); or

•	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Certain other provisions of Irish law or our Articles of Association may be considered to have antitakeover effects, including advance notice requirements for director nominations and other shareholder proposals, as well those described under the following captions: “Description of Share Capital—Capital Structure—Authorized Share Capital” (regarding issuance of preferred shares) “Description of Share Capital—Preemption Rights, Share Warrants and Share Options,” “Description of Share Capital—Disclosure of Interests in Shares” and “Description of Share Capital Capital—Corporate Governance.”

Corporate Governance

Our Articles of Association allocate authority over the day-to-day management of Prothena to our Board. Our Board may then delegate the management of Prothena to committees of the Board (consisting of one or more members of the Board) or executives, but regardless, our Board remain responsible, as a matter of Irish law, for the proper management of the affairs of Prothena. Committees may meet and adjourn as they determine proper. A vote at any committee meeting will be determined by a majority of votes of the members present.

The Board has a standing audit committee, a compensation committee and a nominating and corporate governance committee, with each committee comprised solely of independent directors, as prescribed by the NASDAQ listing standards and SEC rules and regulations. We have adopted corporate governance policies substantially similar to those maintained by Elan prior to the Separation and Distribution, including a code of conduct and an insider trading policy, as well as an open door reporting policy and a comprehensive compliance program.

The Companies Acts provide for a minimum of two directors. Our Memorandum and Articles of Association provide that the board may determine the size of the board from time to time.

Our Articles of Association provide that at least one-third of the directors serving on the board shall come up for re-election at a given annual general meeting, and that directors must come up for re-election at the third annual general meeting subsequent to their appointment or reappointment to the board. Except as otherwise provided by law, vacancies on the board may be filled only by ordinary resolution or the affirmative vote of a majority of the remaining directors. A director elected by the board to fill a vacancy shall serve until the subsequent annual general meeting and until such director’s successor is elected and qualified. At each annual general meeting of shareholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third subsequent annual general meeting of shareholders.

Under the Companies Acts and notwithstanding anything contained in the Articles of Association or in any agreement between us and a director, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g. employment contract) that the director may have against us in respect of his removal.

Our Articles of Association provide that the Board may fill any vacancy occurring on the Board. If the Board fills a vacancy, the director’s term expires at the next annual general meeting. A vacancy on the Board created by the removal of a director may be filled by the shareholders at the meeting at which such director is removed and, in the absence of such election or appointment, the remaining directors may fill the vacancy.

Legal Name; Formation; Fiscal Year; Registered Office

Prothena Corporation plc, our current legal and commercial name, was formed under the laws of Ireland on September 26, 2012 as a private limited company, under the name “Neotope Corporation Limited” (registration number 518146), and re-registered as a public limited company and changed its name to “Neotope Corporation plc” on October 25, 2012. On November 1, 2012, our shareholders resolved, by way of special resolution, to change the name of the company to “Prothena Corporation plc,” and this was approved by the Irish Registrar of Companies on November 7, 2012. Our fiscal year ends on December 31st and our registered address is 25-28, North Wall Quay, Dublin 1, Ireland.

Duration; Dissolution; Rights upon Liquidation

Our duration is unlimited. We may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of shareholders is required. We may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where we have failed to file certain returns.

If our Articles of Association contain no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to our shareholders in proportion to the paid-up nominal value of the shares held. Our Memorandum and Articles of Association provide that our ordinary shareholders are entitled to participate pro rata in a winding up.

Uncertificated Shares

Holders of our ordinary shares that hold their ordinary shares electronically have the right to require us to issue certificates for their shares.

Stock Exchange Listing

Our ordinary shares are listed on The NASDAQ Global Market under the symbol “PRTA.”

No Sinking Fund

Our ordinary shares have no sinking fund provisions.

Transfer and Registration of Shares

The transfer agent for our ordinary shares is Computershare Trust Company, N.A. Its address is 250 Royall Street, Canton, MA 02021. An Irish based affiliate of the transfer agent, Computershare Investor Services (Ireland) Limited, maintains our share register, registration in which is determinative of ownership of our ordinary shares. This affiliate provides an inspection facility in Ireland for inspection and copying of our register in accordance with the Companies Acts. A shareholder who holds shares beneficially is not the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for The Depository Trust Company, or DTC) or other nominee is the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in our official share register, as the depository or other nominee will remain the record holder of any such shares.

A written instrument of transfer is required under Irish law in order to register on our official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on our official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.

Any transfer of our ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. We, in our absolute discretion and insofar as the Companies Acts or any other applicable law permit, may, or may provide that one of our subsidiaries will, pay Irish stamp duty arising on a transfer of our ordinary shares on behalf of the transferee of such ordinary shares. If stamp duty resulting from the transfer of our ordinary shares which would otherwise be payable by the transferee is paid by us or any of our subsidiaries on behalf of the transferee, then in those circumstances, we will, on our behalf or on behalf of our subsidiary (as the case may be), be entitled to (i) seek reimbursement of the stamp duty from the transferee, (ii) set-off the stamp duty against any dividends payable to the transferee of those ordinary shares and (iii) claim a first and permanent lien on our ordinary shares on which stamp duty has been paid by us or our subsidiary for the amount of stamp duty paid. Our lien shall extend to all dividends paid on those ordinary shares. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in our ordinary shares has been paid unless one or both of such parties is otherwise notified by us or the transfer agent.

Our Articles of Association delegate to any director, the secretary or any of our assistant secretaries duly appointed (or such other person as may be appointed by the secretary for this purpose) the authority, on our behalf, to execute an instrument of transfer on behalf of a transferring party.

The directors may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our ordinary shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of June 30, 2013 and giving effect to the completion of this offering, approximately 21.2 million ordinary shares will be outstanding. All of the shares sold in this offering by us and the selling shareholder will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

After this offering, approximately 4.3 million, or 20.3%, of our outstanding ordinary shares will be restricted as a result of securities laws or lock-up agreements. Following the expiration of the lock-up, all shares will be eligible for resale in compliance with Rule 144 or Rule 701, if then available, to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and are current in filing our periodic reports. Persons who have beneficially owned restricted ordinary shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, which will equal approximately 212,000 shares, based on the number of ordinary shares outstanding as of June 30, 2013; and

•

the average weekly trading volume of our ordinary shares on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale (or if no such notice is required, the transaction order or execution date).

Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

We, Elan, the selling shareholder and our executive officers and directors have agreed, with certain limited exceptions, that for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our ordinary shares. After this offering, approximately 4.3 million, or 20.3%, of our outstanding ordinary shares will be restricted as a result of these lock-up agreements. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time. These agreements are described below under the section captioned “Underwriting.”

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC have advised us that they have no present intent or arrangement to release any ordinary shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any ordinary shares subject to a lock-up, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of ordinary shares requested to be released, the reasons for the request, the possible impact on the market for our ordinary shares and whether the holder of our ordinary shares requesting the release is an officer, director or other affiliate of ours.

Registration Rights

Elan Science One Limited, a wholly-owned subsidiary of Elan, holds approximately 3,182,253 shares, or approximately 15.0%, of our outstanding ordinary shares after giving effect to this offering, and is entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see “Certain Relationships and Related Party Transactions—Separation from Elan—Subscription and Registration Rights Agreement—Registration Rights.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO U.S. HOLDERS

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our ordinary shares. The effects of any applicable state or local laws, or other U.S. federal tax laws such as estate and gift tax laws, or the Medicare contribution tax, are not discussed. This summary applies only to investors who hold our ordinary shares as capital assets (generally, property held for investment) and who have the U.S. dollar as their functional currency. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or IRS, in effect as of the date of this offering. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances or to holders subject to particular rules, including:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our ordinary shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities, commodities or currencies;

•	partnerships, S corporations, or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

•	tax-exempt organizations or governmental organizations;

•	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons deemed to sell our ordinary shares under the constructive sale provisions of the Code; and

•	persons that own or are deemed to own ten percent (10%) or more of our ordinary shares.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE U.S. STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares who is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) that holds our ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. Partnerships holding our ordinary shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences applicable to them.

Passive Foreign Investment Company

Based on the market price of our ordinary shares and the value and composition of our assets, we believe we will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income (the “gross income test”), or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock of such corporation.

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares, which may fluctuate significantly. Based on the market price of our ordinary shares and our retention of a significant amount of cash and cash equivalents, including cash raised in this offering, during the current taxable year, we believe that we will be a PFIC under the asset test for the current taxable year. We believe there is a significant risk that we will be a PFIC for future taxable years unless the market price of our ordinary shares increases or we reduce the amount of cash and other passive assets we hold relative to the amount of non-passive assets we hold.

If we are a PFIC for any year during which you hold our ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to our ordinary shares. If such election is made, you will be deemed to have sold our ordinary shares you hold at their fair market value, and any gain from such deemed sale would be subject to the tax consequences described in the following paragraph. After the deemed sale election, your ordinary shares with respect to which the deemed sale election was made would not be treated as shares in a PFIC and you would not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ordinary shares. The rules dealing with deemed sale elections are very complex. You are strongly encouraged to consult your tax advisor as to the possibility and consequences of making a deemed sale election if we are not or cease to be a PFIC and such election becomes available to you.

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you realize from a sale or other disposition (including a pledge) of our ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules, if you receive any excess distribution or realize any gain from a sale or other disposition of our ordinary shares:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year before the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of our ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in the proportion that the value of the ordinary shares you own bears to the value of all of our ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs you would be deemed to own. You should consult your tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for our ordinary shares, you will include in income for each year we are a PFIC, (i.e., for each taxable year in which we meet the gross income test or asset test), an amount equal to the excess, if any, of the fair market value of our ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except the lower applicable tax rate for qualified dividend income would not apply. If we cease to be a PFIC when you have a mark-to-market election in effect, gain or loss realized by you on the sale of our ordinary shares will be a capital gain or loss and taxed in the manner described below under “Taxation of Dispositions of our Ordinary Shares.”

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect our ordinary shares will continue to be listed on the NASDAQ and, accordingly, provided the ordinary shares are regularly traded, if you are a holder of ordinary shares, the mark-to-market election would be available to you if we are a PFIC. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund election” to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN OUR ORDINARY SHARES AS WELL AS APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN OUR ORDINARY SHARES.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, distributions to you with respect to our ordinary shares will be included in your gross income as a dividend when actually or constructively received to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

Subject to certain limitations, including minimum holding period requirements, and provided we are not a PFIC in the taxable year in which a dividend is paid or in the preceding taxable year, dividends paid to non-corporate U.S. Holders may be “qualified dividend income” taxable at a maximum rate of 20%. As discussed above in “—Passive Foreign Investment Company,” we believe we will be a PFIC for our current taxable year. You should consult your tax advisor regarding the availability of this preferential tax rate under your particular circumstances.

Dividends will generally constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules with respect to the foreign tax credit are complex and you are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Disposition of our Ordinary Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in U.S. dollars) on the disposition of the ordinary share and your tax basis (in U.S. dollars) in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, who has held the ordinary share for more than one year, you generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss you recognize generally will be treated as U.S. source income or loss. As discussed above in “—Passive Foreign Investment Company,” we believe we will be a PFIC for our current taxable year. Therefore, the United States federal income tax consequences of a sale or other disposition could be materially different. See “—Passive Foreign Investment Company” above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Additional Reporting Requirements

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of our ordinary shares.

CERTAIN IRISH TAX CONSEQUENCES RELATING TO THE HOLDING OF

OUR ORDINARY SHARES

The information set out in these paragraphs is intended as a brief and general guide only based on current legislation and the current published practice of the Revenue Commissioners of Ireland. Legislative, administrative or judicial changes may modify the tax consequences described below. The statements do not constitute tax advice and are intended only as a general guide. This information relates only to the certain limited aspects of the Irish taxation treatment for the holders of our ordinary shares. It is intended to apply only to persons are absolute beneficial holders of our ordinary shares and who hold them as investments (and not as securities to be realised in the course of a trade). The information set out below may not apply to certain holders of our ordinary shares such as dealers in securities, insurance companies and those holders who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment. Such persons may be subject to special rules. This summary is not exhaustive and shareholders should consult their own tax advisers as to the tax consequences in Ireland, or other relevant jurisdictions where we operate, including the acquisition, ownership and disposition of ordinary shares.

Stamp Duty

Irish stamp duty may be payable in respect of transfers of our ordinary shares at the rate of 1%.

Shares Held Through DTC

Transfers of our ordinary shares from a seller who holds shares through DTC to a buyer who holds the acquired shares through DTC should not be subject to Irish stamp duty.

Shares Held Outside of DTC or Transferred Into or Out of DTC

A transfer of our ordinary shares (i) by a seller who holds shares outside of DTC to any buyer, or (ii) by a seller who holds the shares through DTC to a buyer who holds the acquired shares outside of DTC, may be subject to Irish stamp duty (currently at the rate of 1% of the price paid or the market value of the shares acquired, if higher) payable by the buyer.

A shareholder who holds our ordinary shares outside of DTC may transfer those shares into DTC (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and, at the time of the transfer into DTC (or out of DTC), there is no sale of the shares to a third party being contemplated by a beneficial owner. In order to benefit from this exemption from Irish stamp duty, the seller must confirm to us that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and there is no agreement for the sale of the shares by the beneficial owner to a third party being contemplated.

Payment of Stamp Duty

Our official share register is maintained in Ireland. Registration in this share register is determinative of shareholding. Only shareholders are entitled to receive dividends. Subject to certain exceptions, only shareholders will be entitled to vote in our general meetings.

A written instrument of transfer is required under Irish law in order for a transfer of the legal ownership of shares to be registered on our official share register. Such instruments of transfer may be subject to Irish stamp duty, which must be paid prior to the official share register being updated. A holder of ordinary shares who holds shares through DTC is not the legal owner of such shares (instead, the depository (for example, Cede & Co., as nominee for DTC) is holder of record of such shares). Accordingly, a transfer of shares from a person who holds such shares through DTC to a person who also holds such shares through DTC will not be registered in our official share register, i.e., the nominee of the depository will remain the record holder of such shares.

As stated above, to the extent that stamp duty is due but has not been paid, we may, in our absolute discretion, pay (or cause one of our subsidiaries to pay) the outstanding stamp duty in respect of a transfer of shares. Our Articles of Association provide that, in the event of any such payment, we (i) may seek reimbursement from the transferee, (ii) may set-off the amount of the stamp duty against future dividends payable to the transferee, and (iii) will have a lien against the ordinary shares on which we (or one of our subsidiaries) have paid stamp duty. The selling shareholder has agreed to pay any stamp duty that may be payable in connection with the offer and sale of the ordinary shares in the offering.

Irish Tax on Capital Gains

Disposal of Prothena ordinary shares.

A liability to Irish tax on capital gains on a disposal of our ordinary shares depends on the individual circumstances of each shareholder.

(i) Non-Irish resident shareholders:

Shareholders should not be subject to Irish tax on capital gains on a disposal of our ordinary shares if such holders are neither resident nor ordinarily resident in Ireland and do not hold such shares in connection with a trade or business carried on by such holder in Ireland through a branch or agency.

(ii) Irish resident shareholders:

Shareholders who are resident or ordinarily resident in Ireland for tax purposes, or who hold their shares in connection with a trade or business carried on by such holder in Ireland through a branch or agency may be subject to Irish tax on capital gains at the rate of 33% if they dispose of our ordinary shares. Shareholders falling into this category should consult their own tax advisers as to the tax consequences of such a disposal.

Dividends

We do not currently intend to pay dividends to our shareholders. A payment of a dividend by an Irish resident entity is subject to dividend withholding tax at the current rate of 20% (subject to applicable exemptions).

Capital Acquisitions Tax

Irish capital acquisitions tax, or CAT, is comprised of gift tax and inheritance tax. CAT could apply to a gift or inheritance of our ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because our ordinary shares are regarded as property situated in Ireland as our share register must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT. CAT is levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same category of relationship for CAT purposes.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling shareholder and the underwriters, we have agreed to issue, and the selling shareholder has agreed to sell, to the underwriters, and each of the underwriters has agreed, severally and not jointly, to subscribe from us and to purchase from the selling shareholder, the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Ordinary Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Credit Suisse Securities (USA) LLC
RBC Capital Markets, LLC
Wedbush Securities Inc
Roth Capital Partners, LLC

Total	5,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ordinary shares sold under the underwriting agreement if any of these ordinary shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ordinary shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling shareholder that the underwriters propose initially to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per ordinary share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholder. The information assumes either no exercise or full exercise by the underwriters of their option to subscribe for additional ordinary shares.

	Per Ordinary Share	Without Option	With Option
Public Offering Price	$	$	$
Underwriting Discount	$	$	$
Proceeds, Before Expense, to Prothena Corporation plc	$	$	$
Proceeds, Before Expense, to Selling Shareholder	$	$	$

Our portion of the expenses of the offering (which will exclude those incurred by the selling stockholder), not including the underwriting discount, are estimated at $0.8 million, which includes an amount not to exceed $20,000 that we have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with this offering.

Option to Subscribe for Additional Ordinary Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to subscribe for up to 750,000 additional ordinary shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to subscribe for a number of additional ordinary shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, Elan, the selling shareholder and our executive officers and directors have agreed not to sell or transfer any ordinary shares or securities convertible into or exchangeable or exercisable for ordinary shares, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any shares,

•	sell any option or contract to purchase any shares,

•	purchase any option or contract to sell any shares,

•	grant any option, right or warrant for the sale of any shares,

•	otherwise dispose of or transfer any shares,

•	request or demand that we file a registration statement related to the shares, or

•

enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any shares, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for ordinary shares. It also applies to shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The NASDAQ Global Market Listing

The ordinary shares are listed on The NASDAQ Global Market under the symbol “PRTA.”

Price Stabilization, Short Positions

Until the distribution of the ordinary shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to subscribe for additional ordinary shares described above. The underwriters may close out any covered short position by either exercising their option to subscribe for additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares will be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of ordinary shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any ordinary shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of ordinary shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of ordinary shares. Accordingly any person making or intending to make an offer in that Relevant Member State of ordinary shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of ordinary shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ordinary shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.

The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ordinary shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire ordinary share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Ordinary shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the issuance of our ordinary shares offered in this prospectus by us and the selling shareholder will be passed upon for us by A&L Goodbody, Dublin, Ireland. Cooley LLP is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Prothena Corporation plc as of and for the year ended December 31, 2012 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Prothena Corporation plc, formerly referred to as the carve-out financial statements of the Prothena Business (formerly, the Neotope Business), as of December 31, 2011 and for each of the years in the two year period ended December 31, 2011, have been included herein in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Prothena Corporation plc and the ordinary shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.prothena.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our ordinary shares.

PROTHENA CORPORATION PLC

Index to Consolidated Financial Statements

Page
Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Financial Statements as of December 31, 2012 and 2011 and June 30, 2013 and for the three years ended December 31, 2012 and six months ended June 30, 2013 and 2012 (unaudited):
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations and Comprehensive Loss	F-5
Consolidated Statements of Cash Flows	F-6
Consolidated Statements of Shareholders’ Equity	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Prothena Corporation plc:

We have audited the accompanying consolidated balance sheet of Prothena Corporation plc (and subsidiaries) as of December 31, 2012, and the related Consolidated Statements of Operations, Shareholders’ Equity and Cash Flows for the year then ended. These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Prothena Corporation plc (and subsidiaries) as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Francisco, California

March 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Prothena Corporation plc

We have audited the accompanying consolidated Financial Statements of Prothena Corporation plc, formerly referred to as the “Carve-out” Combined Financial Statements of the Prothena Business (formerly the Neotope Business), which comprises the “Carve-out” Combined Balance Sheet as at December 31, 2011 and the “Carve-out” Combined Statements of Operations, parent company equity and cash flows for each of the years in the two-year period ended December 31, 2011 (together and hereinafter, the “Combined Financial Statements”). These Combined Financial Statements are the responsibility of the management of Prothena Corporation plc. Our responsibility is to express an opinion on these Combined Financial Statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Combined Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Combined Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Combined Financial Statements referred to above present fairly, in all material respects, the financial position of the Prothena Business as at December 31, 2011 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2011, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG

Chartered Accountants

Dublin, Ireland

October 1, 2012, except for the retrospective inclusion of basic and diluted net loss per share disclosures for each of the years in the two-year period ended December 31, 2011, as to which the date is March 28, 2013

PROTHENA CORPORATION PLC

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,		June 30, 2013
	2012	2011
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$124,860	$—	$112,507
Receivable from related party	223	—	55
Deferred tax assets	73	—	73
Prepaid expenses and other current assets	685	124	959

Total current assets	125,841	124	113,594
Non-current assets:
Property and equipment, net	3,442	2,609	3,729
Deferred tax assets	—	—	607
Other non-current assets	—	885	—

Total non-current assets	3,442	3,494	4,336

Total assets	$129,283	$3,618	$117,930

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$—	$380	$779
Accrued research and development	47	5,542	5,698
Income taxes payable	27	—	300
Other current liabilities	1,670	2,482	2,306

Total current liabilities	1,744	8,404	9,083
Non-current liabilities:
Deferred tax liability	—	—	201
Other non-current liabilities	1,055	1,650	1,417

Total liabilities	2,799	10,054	10,701
Shareholders’ equity:
Euro deferred shares, €22 nominal value:
Authorized shares—10,000 at December 31, 2012 and June 30, 2013 and none at December 31, 2011
Issued and outstanding shares—none at December 31, 2012 and 2011 and June 30, 2013	—	—	—
Ordinary shares, $0.01 par value:
Authorized shares—100,000,000 at December 31, 2012 and June 30, 2013 and none at December 31, 2011
Issued and outstanding shares—17,679 at December 31, 2012 and June 30, 2013 and none at December 31, 2011	177	—	177
Additional paid-in capital	126,652	—	127,650
Accumulated deficit	(345)	—	(20,598)
Parent company equity	—	(6,436)	—

Total shareholders’ equity	126,484	(6,436)	107,229

Total liabilities and shareholders’ equity	$129,283	$3,618	$117,930

See accompanying notes to Consolidated Financial Statements.

PROTHENA CORPORATION PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended December 31,			Six Months Ended June 30,
	2012	2011	2010	2013	2012
				(unaudited)
Revenues—related party	$2,658	$507	$1,243	$338	$1,139

Operating expenses:
Research and development	34,139	24,172	9,787	14,104	16,776
General and administrative	9,929	5,579	3,618	6,393	4,885

Total operating expenses	44,068	29,751	13,405	20,497	21,661

Loss from operations	(41,410)	(29,244)	(12,162)	(20,159)	(20,522)
Interest income, net	5	—	—	36	—

Loss before income taxes	(41,405)	(29,244)	(12,162)	(20,123)	(20,522)
Provision for income taxes	6	426	320	130	—

Net and comprehensive loss	$(41,411)	$(29,670)	$(12,482)	$(20,253)	$(20,522)

Basic and diluted net loss per share	$(2.84)	$(2.05)	$(0.86)	$(1.15)	$(1.42)

Shares used to compute basic and diluted net loss per share	14,593	14,497	14,497	17,679	14,497

See accompanying notes to Consolidated Financial Statements.

PROTHENA CORPORATION PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,			Six Months Ended June 30,
	2012	2011	2010	2013	2012
				(unaudited)
Operating activities:
Net loss	$(41,411)	$(29,670)	$(12,482)	$(20,253)	$(20,522)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	468	391	191	284	228
Share-based compensation	6,098	2,972	1,600	1,082	5,225
Deferred income taxes	—	—	—	(406)	—
Gain on disposal of fixed asset	—	—	—	(29)	—
Changes in operating assets and liabilities:
Receivable from related party	(223)	—	—	168	—
Other assets	(467)	(146)	(83)	(274)	(6)
Accounts payable, accruals and other liabilities	(6,537)	6,756	1,691	7,470	(3,913)

Net cash used in operating activities	(42,072)	(19,697)	(9,083)	(11,958)	(18,988)

Investing activities:
Purchases of property and equipment	(1,301)	(595)	(2,607)	(340)	(171)
Proceeds from disposal of fixed asset	—	—	—	29	—

Net cash used in investing activities	(1,301)	(595)	(2,607)	(311)	(171)

Financing activities:
Proceeds from funding provided by Elan	145,233	20,292	11,690	—	19,159
Repayment of funding provided by Elan	(3,000)	—	—	—	—
Post separation adjustments to the funding provided by Elan	—	—	—	(84)	—
Proceeds from issuance of ordinary shares to Elan	26,000	—	—	—	—

Net cash provided by (used in) financing activities	168,233	20,292	11,690	(84)	19,159

Net decrease in cash and cash equivalents	124,860	—	—	(12,353)	—
Cash and cash equivalents, beginning of the year	—	—	—	124,860	—

Cash and cash equivalents, end of the period	$124,860	$—	$—	$112,507	$—

Supplemental cash flow information
Cash paid for income taxes	$—	$—	$—	$263	$—

See accompanying notes to Consolidated Financial Statements.

PROTHENA CORPORATION PLC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Parent Company Equity	Total Shareholders’ Equity (Deficit)
	Shares	Amount
Balances at December 31, 2009	—	$—	$—	$—	$(838)	$(838)
Share-based compensation	—	—	—	—	1,600	1,600
Net funding provided by Elan	—	—	—	—	11,690	11,690
Net loss	—	—	—	—	(12,482)	(12,482)

Balances at December 31, 2010	—	—	—	—	(30)	(30)
Share-based compensation	—	—	—	—	2,972	2,972
Net funding provided by Elan	—	—	—	—	20,292	20,292
Net loss	—	—	—	—	(29,670)	(29,670)

Balances at December 31, 2011	—	—	—	—	(6,436)	(6,436)
Contribution of net assets to Prothena and issuance of ordinary shares	14,497	145	100,684	—	(100,829)	—
Issuance of ordinary shares to Elan	3,182	32	25,968	—	—	26,000
Share-based compensation	—	—	—	—	6,098	6,098
Net funding provided by Elan	—	—	—	—	142,233	142,233
Net loss	—	—	—	(345)	(41,066)	(41,411)

Balances at December 31, 2012	17,679	177	126,652	(345)	—	126,484
Share-based compensation	—	—	1,082	—	—	1,082
Post separation adjustments to funding provided by Elan	—	—	(84)	—	—	(84)
Net loss	—	—	—	(20,253)	—	(20,253)

Balances at June 30, 2013 (unaudited)	17,679	$177	$127,650	$(20,598)	$—	$107,229

See accompanying notes to Consolidated Financial Statements.

PROTHENA CORPORATION PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Description of Business

Prothena Corporation plc (“Prothena” or the “Company”), a public limited company formed under the laws of Ireland, is a clinical stage biotechnology company focused on the discovery, development and commercialization of novel antibodies for the treatment of a broad range of diseases that involve protein misfolding or cell adhesion. The Company is focused on the discovery, development and commercialization of therapeutic monoclonal antibodies directed specifically to disease causing proteins. The Company’s antibody-based product candidates target a broad range of potential indications including AL and AA forms of amyloidosis (NEOD001), Parkinson’s disease and other synucleinopathies (PRX002) and inflammatory diseases and cancers (PRX003). The Company initiated a Phase 1 clinical trial for NEOD001, with the first patient dosing in April 2013. The Phase 1 clinical trial of NEOD001 is evaluating its safety and tolerability in AL amyloidosis patients. The Company also plans to initiate Phase 1 clinical trials for PRX002 and PRX003 in 2014 and 2015, respectively. The Company’s strategy is to identify antibody candidates for clinical development by applying its extensive expertise in generating novel therapeutic antibodies and working with collaborators having expertise in specific animal models of disease.

Prothena’s business consists of a substantial portion of Elan Corporation plc’s (“Elan”) former drug discovery business platform, including Neotope Biosciences Limited and its wholly owned subsidiaries Onclave Therapeutics Limited and Prothena Biosciences Inc (which for the period prior to separation and distribution are referred to herein as the “Prothena Business”). Effective December 20, 2012, the Prothena Business separated from Elan.

Liquidity and Business Risks

As of December 31, 2012 and June 30, 2013, the Company had an accumulated deficit of $0.3 million and $20.6 million, respectively and cash and cash equivalents of $124.9 million and $112.5 million, respectively. Based on the Company’s business plans, management believes that the Company’s cash and cash equivalents at December 31, 2012 and June 30, 2013 were sufficient to meet its obligations for at least the next respective twelve months. To operate beyond such period, or if the Company elects to increase its spending on development programs significantly above current long-term plans or enters into potential licenses and or other acquisitions of complementary technologies, products or companies, the Company may need additional capital. The Company expects to continue to finance future cash needs that exceed its operating activities primarily through its current cash and cash equivalents, and to the extent necessary, through proceeds from public or private equity or debt financings, loans and collaborative agreements with corporate partners or other arrangements.

The Company is subject to a number of risks, including but not limited to: the uncertainty of the Company’s research and development (“R&D”) efforts resulting in future successful commercial products; obtaining regulatory approval for new products; its ability to successfully commercialize its product candidates, if approved; significant competition from larger organizations; reliance on the proprietary technology of others; dependence on key personnel; uncertain patent protection; dependence on corporate partners and collaborators; and possible restrictions on reimbursement from governmental agencies and healthcare organizations, as well as other changes in the healthcare industry.

The Company is dependent on Boehringer Ingelheim to manufacture its clinical supplies of monoclonal antibodies NEOD001, PRX002 and PRX003. An inability to obtain product supply could have a material adverse impact on the Company’s business, financial condition and results of operations.

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with Generally Accepted Accounting Principles in the United States (“GAAP”) requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

2. Summary of Significant Accounting Policies

Basis of Preparation and Presentation of Financial Information

The Prothena Business has historically operated as part of Elan and not as a separate stand-alone entity. Prior to the separation on December 20, 2012, the Consolidated Financial Statements of Prothena have been prepared on a “carve-out” basis from the consolidated financial statements of Elan to represent the financial position and performance of Prothena as if the Company had existed on a stand-alone basis and as if Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 810, “Consolidation” (“ASC 810”) had been applied throughout. The accompanying Consolidated Financial Statements prior to December 21, 2012 include only those assets and liabilities that management has determined are specifically identifiable to Prothena and allocations of direct costs and indirect costs attributable to our operations. The indirect costs included in our Consolidated Financial Statements relate to certain centralized support functions that were provided by Elan. All intragroup transactions within the Prothena Business have been eliminated in the Consolidated Financial Statements and are not disclosed.

These Consolidated Financial Statements have been prepared in conformity with GAAP. The Consolidated Financial Statements of Prothena are presented in U.S. dollars, which is the functional currency of Prothena, and have been prepared on a going concern basis. The financial information for all periods prior to the Separation and Distribution were prepared by aggregating financial information from the components of Prothena as described above. All financial information presented after December 20, 2012 was consolidated and includes the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

In the opinion of management, the accompanying unaudited Consolidated Financial Statements, as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 reflect all normal recurring adjustments necessary to present fairly the financial positions, results of operations and cash flows for the interim periods, but are not necessarily indicative of the results of operations to be anticipated for the full year 2013 or any future period. The financial data and other financial information disclosed in these notes to Consolidated Financial Statement related to June 30, 2013 and the six months ended June 30, 2013 and 2012 are also unaudited.

The centralized support functions provided to us by Elan included, but were not limited to, accounting, information technology, taxation, legal, corporate strategy, investor relations, corporate governance and other professional services, employee benefit administration, including equity award and pension services, and cash and treasury management. Centralized support costs allocated to the Prothena business for the years ended December 31, 2012, 2011 and 2010 were $7.7 million, $4.0 million and $2.8 million, respectively, and $4.1 million for the six months ended June 30, 2012. These costs have been allocated to us for the purposes of preparing the Consolidated Financial Statements based on estimated usage of the resources by the Prothena Business. The estimated usage of the central support resources allocated to the Prothena Business was determined by estimating its portion of the most appropriate driver for each category of central support costs such as headcount or labor hours, depending on the nature of the costs. The Company believes that such allocations have been made on a reasonable basis, but may not necessarily be indicative of the costs that would have been incurred if the Prothena Business had operated on a standalone basis.

Elan used a centralized approach to manage substantially all of its liquid resources and to finance its operations and, as a result, no separate cash accounts for Prothena were historically maintained, and debt and liquid resources maintained at the Elan group level are not included in the accompanying Consolidated Financial Statements prior to the separation. Elan has historically funded all of Prothena’s operating and capital resource requirements. The parent company equity balance in the Consolidated Financial Statements constitutes Elan’s investment in Prothena and represents the excess of total liabilities over total assets (or excess of total assets over total liabilities), including the netting of intercompany funding balances between Prothena and Elan. Changes in parent company equity represent Elan’s net investment in Prothena, after giving effect to its net loss, contributions from Elan in the form of share-based compensation to Prothena’s employees and net funding provided by Elan.

Certain amounts in the Consolidated Financial Statements have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments held at financial institutions, such as commercial paper, money market funds, and other money market securities with original maturities of three months or less at date of purchase to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives as follows:

Leasehold improvements	Shorter of expected useful life or lease term
Property and equipment	3-10 years

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require that a long-lived asset be tested for possible impairment, the Company compares the undiscounted cash flows expected to be generated by the asset to the carrying amount of the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. The Company determines fair value using the income approach based on the present value of expected future cash flows. The Company’s cash flow assumptions consider historical and forecasted revenue and operating costs and other relevant factors.

Revenue

Revenue is recognized when earned and non-refundable, when payment is reasonably assured, and when there is no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. Up-front fees are deferred and amortized to the income statement over the performance period. The performance period is the period over which the Company expects to provide services as determined by the contract provisions.

Research and Development

Research and development costs are expensed as incurred.

Share-based Compensation

To determine the fair value of share-based payment awards, the Company uses the Black-Scholes option-pricing model. The determination of fair value using the Black-Scholes option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. Share-based compensation expense is recognized on a straight-line basis over the requisite service period for each award. Further, share-based compensation expense recognized in the Consolidated Statements of Operations is based on awards expected to vest and therefore the amount of expense has been reduced for estimated forfeitures. If actual forfeitures differ from estimates at the time of grant they will be revised in subsequent periods. The Company bases its assumptions on historical data when available or when not available, on a peer group of companies. If factors change and different assumptions are employed in determining the fair value of share-based awards, the share-based compensation expense recorded in future periods may differ significantly from what was recorded in the current period (see Note 8 for further information).

Total share-based compensation expense recorded in these Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010 and the six months ended June 30, 2012 was allocated to the Company based on awards from Elan equity plans granted to Elan employees who have, directly or indirectly, provided services to the Company.

With respect to Elan options and RSUs held by Elan employees that became employees of Prothena effective upon the Separation and Distribution:

•

unvested Elan options and RSUs that would otherwise have vested within twelve months following the effective date of the Separation and Distribution vested immediately upon the Separation and Distribution, with the RSUs (which by their terms are settled upon vesting) settled in Elan ordinary shares or Elan ADSs in accordance with their terms;

•	other unvested Elan options and RSUs were forfeited; and

•

all vested Elan options (including options the vesting of which were accelerated as described above) will be required to be exercised for Elan ordinary shares or Elan ADSs within twelve months of the effective date of the Separation and Distribution, or will be forfeited.

However, for Elan employees who are aged 55 or over with at least five years of service and who became employees of the Company, unvested Elan options and RSUs became fully vested and exercisable upon the Separation and Distribution, with the RSUs (which, by their terms, are settled upon vesting) settled in Elan ordinary shares or Elan ADSs in accordance with their terms, and with Elan options being exercisable for one year following the Separation and Distribution. Similarly, unvested Elan options and RSUs held by Dr. Schenk, became fully vested and exercisable upon the Separation and Distribution, with the RSUs (which, by their terms are settled upon vesting) settled in Elan ordinary shares or Elan ADSs in accordance with their terms, and with Elan options being exercisable for two years following the Separation and Distribution.

The Company will not recognize any expense for periods after December 31, 2012 in relation to the existing Elan equity-based awards as the Company’s employees are not required to provide service after the Separation and Distribution in order to receive the benefits of the awards. The share-based compensation expense relating to the changes described above is a non-recurring charge that is directly attributable to Elan as part of the Separation and Distribution of the Prothena Business, therefore it was not recorded in the Company’s Financial Statements.

Income Taxes

The operations of the Prothena Business were historically included in Elan’s consolidated U.S. federal and state income tax returns and in tax returns of certain Elan foreign subsidiaries. Income taxes reflected in these Financial Statements have been calculated as if the business were a separate taxable group for the periods presented and consistent with the asset and liability method prescribed by ASC 740, “Income Taxes” (“ASC 740”).

Deferred tax assets (“DTAs”) and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates projected to be in effect for the year in which the differences are expected to reverse. DTAs are recognized for the expected future tax consequences, for all deductible temporary differences and operating loss carry-forwards. A valuation allowance is required for DTAs if, based on available evidence, it is more likely than not that all or some of the asset will not be realized due to the inability to generate sufficient future taxable income.

Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on management’s interpretations of jurisdiction-specific tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the future effective income tax rate of the business. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, past and future levels of R&D spending and changes in overall levels of income before taxes.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties related to unrecognized tax benefits are accounted for in income tax expense.

Net Loss Per Share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is equal to basic net loss per share as the Company had no potentially dilutive securities outstanding for any of the periods presented. Prior to the Separation and Distribution, the Company operated as part of Elan and not as a separate entity. As a result, the Company did not have any ordinary shares outstanding prior to December 20, 2012. The calculation of basic and diluted net loss per share assumes that the 14,497,000 shares issued to Elan shareholders in connection with the separation from Elan have been outstanding for all periods presented and that the 3,182,000 shares purchased by Elan upon separation have been outstanding since December 20, 2012.

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive income (loss). The Company has no components of other comprehensive income (loss). Therefore net loss equals comprehensive loss for all periods presented and, accordingly, the Consolidated Statements of Comprehensive Loss is not presented in a separate statement.

Segment, Geographical and Customer Concentration

The Company operates in one segment. The Company’s chief operating decision maker (the “CODM”), its Chief Executive Officer, manages the Company’s operations on a consolidated basis for purposes of allocating resources. When evaluating the Company’s financial performance, the CODM reviews all financial information on a consolidated basis.

The Company’s revenues have been from Ireland for all periods presented, while all of its assets were held in the United States. Revenue recorded in the Statements of Operations consists of fees earned from the provision of non-clinical research support to Elan, primarily in the areas of safety, toxicology and regulatory. The fees charged to Elan were calculated based on the expenses incurred by the Company in the provision of those R&D services, plus a contractually determined mark-up of those expenses.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” which results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of ASU 2011-04 impacts the Company’s disclosures but did not have a material impact on its financial position, results of operations or cash flows. The Company adopted this standard during the year ended December 31, 2011.

As an emerging growth company under the Jumpstart Our Business Startups Act (“JOBS Act”), unlike many other public companies, the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. The Company has an extended transition period for adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. There have been no new accounting pronouncements or changes to accounting pronouncements that are of significance or potential significance to the Company.

3. Fair Value Measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1	—	Observable inputs such as quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	—	Include other inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and credit ratings.

Level 3	—	Unobservable inputs that are supported by little or no market activities, which would require the Company to develop its own assumptions.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Based on the fair value hierarchy, the Company classifies its cash equivalents within Level 1. This is because the Company values its cash equivalents using quoted market prices. The Company’s Level 1 securities, valued using quoted prices in active markets, consist of $91.6 million and $103.5 million in money market funds included in cash and cash equivalents at June 30, 2013 and December 31, 2012, respectively.

4. Composition of Certain Balance Sheet Items

Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,		June 30, 2013
	2012	2011
			(unaudited)
Machinery and equipment	$5,449	$2,313	$5,633
Leasehold improvements	1,651	794	1,920
Purchased computer software	85	85	85

	7,185	3,192	7,638
Less: accumulated depreciation and amortization	(3,743)	(583)	(3,909)

	$3,442	$2,609	$3,729

Depreciation expense was $0.5 million, $0.4 million and $0.2 million for the years ended December 31, 2012, 2011 and 2010, respectively, and $0.3 million and $0.2 million for the six months ended June 30, 2013 and 2012, respectively.

Other Non-current Assets

Certain employees that provided services to the Prothena Business prior to the Separation and Distribution participated in Elan’s deferred compensation plans. Other non-current assets at December 31, 2011 are primarily comprised of assets relating to these plans. These plan assets, and the associated obligation to plan participants, were retained by Elan at the time of the Separation and Distribution.

Other Current Liabilities

Other current liabilities consisted of the following (in thousands):

	December 31,		June 30, 2013
	2012	2011
			(unaudited)
Payroll and related taxes	$1,592	$2,097	$1,185
Professional services	27	97	591
Deferred compensation	—	166	—
Other	51	122	530

	$1,670	$2,482	$2,306

Non-current Liabilities

Non-current liabilities consisted of the following (in thousands):

	December 31,		June 30, 2013
	2012	2011
			(unaudited)
Deferred rent	$1,055	$932	$1,417
Deferred compensation	—	718	—

	$1,055	$1,650	$1,417

5. Net Loss Per Share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. Shares used in diluted net income per share would include the dilutive effect of ordinary shares potentially issuable upon the exercise of stock options outstanding and restricted stock units. However, potentially issuable ordinary shares are not used in computing diluted net loss per share as their effect would be anti-dilutive due to the loss recorded during the periods presented, therefore diluted net loss per share is equal to basic net loss per share. Prior to the separation and distribution, the Company operated as part of Elan and not as a separate entity. As a result, the Company did not have any ordinary shares outstanding prior to December 20, 2012. The calculation of basic and diluted net loss per share assumes that the 14,497,000 shares issued to Elan shareholders in connection with the separation from Elan have been outstanding for all periods presented and that the 3,182,000 shares purchased by Elan upon separation have only been outstanding since December 20, 2012.

Net loss per share was determined as follows (in thousands, except per share amounts):

	Years Ended December 31,			Six Months Ended June 30,
	2012	2011	2010	2013	2012
				(unaudited)
Net loss	$(41,411)	$(29,670)	$(12,482)	$(20,253)	$(20,522)

Weighted-average ordinary shares outstanding	14,593	14,497	14,497	17,679	14,497

Basic and diluted net loss per share	$(2.84)	$(2.05)	$(0.86)	$(1.15)	$(1.42)

The equivalent ordinary shares not included in diluted net loss per share because their effect would be anti-dilutive are as follows (in thousands):

	December 31,			June 30,
	2012	2011	2010	2013	2012
				(unaudited)
Options to purchase ordinary shares	1,005	824	627	1,836	1,096
Restricted stock units	—	292	229	—	328

	1,005	1,116	856	1,836	1,424

6. Commitments and Contingencies

Building Lease

Prothena Biosciences, Inc is a party to a lease agreement for certain premises within a building in South San Francisco, California that expires in November 2020. The lease, as amended, provides for approximately 36,500 of rentable square feet at a base rent that increases annually. Rental payments on operating leases are charged to expense on a straight-line basis over the period of the lease.

The following table summarizes the operating lease commitment as of December 31, 2012 and June 30, 2013 (in thousands):

Years Ending December 31,	December 31, 2012	June 30, 2013

		(unaudited)
2013 (remaining)	$1,155	$587
2014	1,261	1,261
2015	1,342	1,342
2016	1,396	1,396
2017	1,452	1,452
Thereafter	4,569	4,569

	$11,175	$10,607

Rent expense for years ended December 31, 2012, 2011 and 2010 was $1.3 million, $1.5 million and $0.6 million, respectively, and $0.6 million for both the six months ended June 30, 2013 and 2012.

Purchase Commitments

The Company had commitments to suppliers for purchases totaling $1.3 million and $Nil at December 31, 2012 and June 30, 2013, respectively.

7. Shareholder’s Equity

Ordinary Shares

At December 31, 2012, the Company had 100,000,000 ordinary shares authorized for issuance with a par value of $0.01 per share and 17,679,182 shares issued and outstanding. Each ordinary share is entitled to one vote and, on a pro rata basis, to dividends when declared and the remaining assets of the Company in the event of a winding up.

The Prothena Corporation plc 2012 Long Term Incentive Plan

The Company’s 2012 Long Term Incentive Plan (“LTIP”) provides for the issuance of ordinary share-based awards, including restricted shares, restricted stock units (“RSUs”), stock options, share appreciation rights and other equity-based awards, to its employees, officers, directors and consultants. Under the LTIP, the Company is authorized to issue a total of 2,650,000 shares. During the six months ended June 30, 2013, the Company granted 1,835,500 stock options under its LTIP. At June 30, 2013, 814,500 shares remain available for grant. As of December 31, 2012, no awards were granted under this plan.

Issuance of Ordinary shares

On December 20, 2012, in connection with the Separation and Distribution, the Company issued 14,496,929 ordinary shares to holders of record of Elan ordinary shares and Elan American Depository Shares. Concurrently, the Company issued 3,182,253 ordinary shares to Elan for cash consideration of $26.0 million.

Euro Deferred Shares

At December 31, 2012, the Company had 10,000 Euro Deferred Shares authorized for issuance with a nominal value of €22 per share, 1,750 shares were issued and no shares are outstanding at December 31, 2012 as the issued shares were redeemed upon the separation on December 20, 2012. The rights and restrictions attaching to the Euro Deferred Shares rank pari passu with the ordinary shares and are treated as a single class in all respects.

8. Share-Based Compensation Expense

Share-based compensation expense recorded in these Consolidated Financial Statements for the three years ended December 31, 2012 and the six months ended June 30, 2012 was allocated to the Company based on awards from Elan equity plans granted to Elan employees who have, directly or indirectly, provided services to the Company.

Share-based compensation expense recorded in these Consolidated Financial Statements for the six months ended June 30, 2013 was based on awards from Prothena’s LTIP granted to Prothena employees.

The following table summarizes share-based compensation expense (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2012	2011	2010	2013	2012
				(unaudited)
Research and development	$6,093	$2,819	$1,600	$305	$5,220
Selling, general and administrative	5	153	—	777	5

Total direct	6,098	2,972	1,600	1,082	5,225
Selling, general and administrative—allocated	1,445	594	303	—	886

	$7,543	$3,566	$1,903	$1,082	$6,111

The following table summarizes share-based compensation expense as it relates to award type (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2012	2011	2010	2013	2012
				(unaudited)
Stock options	$2,621	$1,264	$670	$1,082	$2,242
Restricted stock units	3,477	1,708	930	—	2,983

Total direct	6,098	2,972	1,600	1,082	5,225
Share-based compensation expense—allocated	1,445	594	303	—	886

	$7,543	$3,566	$1,903	$1,082	$6,111

Prothena’s Share-based Compensation Awards

The Company estimates the fair value of share-based compensation on the date of grant using an option-pricing model. The Company uses the Black-Scholes model to value share-based compensation, excluding RSUs, which the Company models using the fair market value of its ordinary shares on the date of grant. The Black-Scholes option-pricing model determines the fair value of share-based payment awards based on the share price on the date of grant and is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company’s share price, volatility over the expected life of the awards and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Although the fair value of stock options granted by the Company is estimated by the Black-Scholes model, the estimated fair value may not be indicative of the fair value observed in a willing buyer and seller market transaction.

As share-based compensation expense recognized in the Consolidated Financial Statements is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. Forfeitures were estimated based on estimated future turnover and historical experience.

Share-based compensation expense will continue to have an adverse impact on the Company’s reported results of operations, although it will have no impact on its overall financial position. The amount of unearned share-based compensation currently estimated to be expensed from now through the year 2017 related to unvested share-based payment awards at June 30, 2013 is $6.4 million. As of December 31, 2012, no awards were granted under this plan. The weighted-average period over which the unearned share-based compensation is expected to be recognized is 3.1 years. If there are any modifications or cancellations of the underlying unvested securities, the Company may be required to accelerate, increase or cancel any remaining unearned share-based compensation expense. Future share-based compensation expense and unearned share-based compensation will increase to the extent that the Company grants additional equity awards.

The fair value of the options granted during the and six months ended June 30, 2013 is estimated as of the grant date using the Black-Scholes option-pricing model assuming the weighted-average assumptions listed in the following table:

Six Months Ended June 30, 2013

(unaudited)
Expected volatility	84.2%
Risk-free interest rate	1.2%
Expected dividend yield	0.0%
Expected life (in years)	6.0
Weighted average fair value	$4.56

The following table summarizes Prothena’s stock option activity (in thousands):

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
	(unaudited)
Outstanding at December 31, 2012	—	$—
Granted	1,836	6.57

Outstanding at June 30, 2013	1,836	6.57	9.6	$11,643

Vested and expected to vest at June 30, 2013	1,637	6.56	9.6	10,391

Vested at the end of the period	—	—	—	—

The range of exercise prices and weighted-average remaining contractual life of outstanding options were as follows:

June 30, 2013 Options Outstanding
Range of Exercise Prices			Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
(unaudited)
$6.03	-	$6.03	455	9.58	$6.03
6.41	-	6.41	861	9.58	6.41
6.65	-	9.75	520	9.78	7.30

$6.03	-	$9.75	1,836	9.64	6.57

Elan’s Share-based Compensation Awards

Prior to the Separation and Distribution of the Prothena Business on December 20, 2012, the Company’s employees had received share-based compensation awards under Elan’s equity compensation plans and, therefore, the following disclosures pertain to share-based compensation expense that was allocated to the Prothena Business related to Elan’s share-based equity awards. Elan’s equity award program provided for the issuance of share options, RSUs and other equity awards to its employees, including employees that have directly and indirectly provided service to the Prothena Business. The share-based payment compensation expense recognized in these Consolidated Financial Statements includes all of the share-based payment expenses directly attributable to the Prothena Business and an allocation of indirect expenses that have been deemed attributable to the Prothena Business for the three years ended December 31, 2012 and the six months ended June 30, 2012. The Company will not recognize any expense going forward in relation to the existing Elan equity-based awards as its employees are not required to provide service after the Separation and Distribution in order to receive the benefits of the awards.

Share-based Compensation Expense

Share-based compensation expense was measured and recognized based on estimated grant date fair values. These awards include employee stock options and RSUs, and stock purchases related to Elan’s employee equity purchase plan (“EEPP”). Share-based compensation cost for stock options and ordinary shares issued under Elan’s EEPP was estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. Share-based compensation cost for RSUs is measured based on the closing fair market value of Elan’s ordinary shares on the date of grant. The value of awards expected to vest was recognized as an expense over the requisite service periods. Estimating the fair value of share-based awards as of the grant or vest date using an option-pricing model, such as the binomial model, was affected by Elan’s share price as well as assumptions regarding a number of complex variables. These variables included, but were not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee exercise behaviors.

Restricted Share Units

Elan granted RSUs to its employees, including employees that have directly and indirectly provided service to the Prothena Business. The RSUs generally vest between one and three years from the grant date and shares are issued to RSU holders as soon as practicable following vesting. The fair value of services received by the Prothena Business in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date. The total fair value expensed over the vesting terms of RSUs that became fully vested was $0.5 million, $1.1 million and $0.7 million in 2012, 2011 and 2010, respectively, and $0.5 million during the six months ended June 30, 2012.

The outstanding RSUs relating to the employees that provided directly attributable service to the Prothena Business are summarized as follows (in thousands, except fair value amounts):

	RSUs	Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2010	229	$9.67
Granted	195	6.80
Vested	(132)	9.85

Outstanding at December 31, 2011	292	7.67
Granted	166	13.19
Vested	(348)	9.44
Forfeited	(110)	10.10

Outstanding at December 31, 2012	—	—

Stock Options

Stock options are granted at the price equal to the market value at the date of grant and will expire on a date not later than 10 years after their grant. Options generally vest between one and four years from the grant date.

Equity-settled share-based payments expense recognized in the “Carve-out” Combined Financial Statements are based on the fair value of the awards measured at the date of grant. The graded-vesting attribution method is used for recognizing share-based compensation expense over the requisite service period for each separately vesting tranche of award as though the awards were, in substance, multiple awards.

The fair value of stock options is calculated using a binomial option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our stock options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. The amount recognized as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

The implied volatility for traded options on Elan’s shares with remaining maturities of at least one year was used to determine the expected volatility assumption required in the binomial model. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the stock option awards. The dividend yield assumption is based on the history and expectation of dividend payouts.

As share-based compensation expense recognized in the “Carve-out” Combined Financial Statements is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. Forfeitures were estimated based on historical experience and estimated future turnover.

The fair value of options granted during these years was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,			Six Months Ended June 30, 2012
	2012	2011	2010
				(unaudited)
Expected volatility	60.1%	49.3%	66.0%	60.1%
Risk-free interest rate	0.9%	1.7%	2.1%	0.9%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected life (1)	—	—	—	—
Weighted average fair value	$6.66	$2.99	$3.86	$6.66

(1)	The expected lives of options granted in 2012 and the six months ended June 30, 2012, as derived from the output of the binomial model, ranged from 4.9 years to 6.8 years (2011: 4.8 years to 7.4 years; 2010: 4.8 years to 7.5 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

The total stock options outstanding, vested and expected to vest, and exercisable that are held by the employees that provided directly attributable service to the Prothena Business are summarized as follows (in thousands):

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	627	$16.70
Granted	324	6.82
Exercised	(60)	7.41
Expired	(67)	57.33

Outstanding at December 31, 2011	824	10.21
Granted	398	13.17
Exercised	(127)	6.59
Forfeited	(84)	12.66
Expired	(6)	14.07

Outstanding, vested and exercisable at December 31, 2012	1,005	11.17	6.8	$1,424

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between Elan’s closing share price on the last trading day of 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by direct option holders had all these option holders exercised their options on December 31, 2012. This amount changes based on the fair market value of Elan’s ordinary shares. The total intrinsic value of options exercised in 2012 was $0.8 million. The total fair value expensed over the vesting terms of options that became fully vested in 2012, 2011 and 2010 was $0.5 million, $1.2 million and $0.6 million, respectively, and $0.5 million during the six months ended June 30, 2012.

The range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

December 31, 2012
Options Outstanding and Exercisable
Range of Exercise Prices			Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$4.92	-	$9.26	418	7.50	$6.80
10.77	-	25.95	587	6.40	14.28

$4.92	-	$25.95	1,005	6.80	11.17

The following table summarizes the number of options outstanding that were held by the employees that provided directly attributable service to the Prothena Business (in thousands):

	December 31,
	2012	2011
1996 Plan	46	96
1999 Plan	35	57
2006 Long Term Incentive Plan	924	671

	1,005	824

9. Employee Retirement Plan

Prothena 401K Retirement Plan

In December 2012 (effective January 1, 2013), the Company established a qualified retirement plan under section 401(k) of the Internal Revenue Code (“IRC”) under which participants may contribute up to 100% of their eligible compensation, subject to maximum deferral limits specified by the IRC. In addition, the Company contributes 3% of each participating employee’s eligible compensation, subject to limits specified by the IRC, on a quarterly basis. Further, the Company may make a discretionary matching and/or profit sharing contribution as determined solely by the Company. The Company did not record any expense in the year ended December 31, 2012 as no contributions, matching or profit sharing contributions were made under the 401(k) plan. The company recorded total expense for matching contributions of $0.2 million for the six months ended June 30, 2013.

Elan Pharmaceuticals 401(k) Retirement Savings Plan

Elan maintains a 401(k) retirement savings plan for its employees based in the United States, including employees that directly and indirectly provided service to the Prothena Business prior to the Separation and Distribution. The Prothena Business recorded total expense for matching contributions of $0.1 million, $0.1 million and $Nil for the years ended December 31, 2012, 2011 and 2010, respectively, and $0.1 million for the six months ended June 30, 2012.

10. Income Taxes

The Company is incorporated in Ireland, but has operations and is subject to taxation in both the United States and Ireland. Its operating results were historically included in Elan’s consolidated U.S. federal and state income tax returns and in the tax returns of certain foreign subsidiaries of Elan. Income taxes reflected in these Consolidated Financial Statements have been calculated as if the Company operated as a separate taxable group in Ireland for all periods presented and consistent with the asset and liability method prescribed by ASC 740. No current tax liabilities have been recognized on the balance sheet as it is assumed that they have been settled as they arose.

Loss before provision for income taxes by region for each of the fiscal periods presented is summarized as follows (in thousands):

	Years Ended December 31,
	2012	2011	2010
Ireland	$(35,898)	$(27,620)	$(12,366)
United States	(5,507)	(1,624)	204

	$(41,405)	$(29,244)	$(12,162)

Components of the provision for income taxes for each of the fiscal periods presented consisted of the following (in thousands):

	Years Ended December 31,
	2012	2011	2010
Irish corporation tax—current	$—	$—	$—
Irish corporation tax—deferred	—	—	—
U.S. taxes—current	26	426	320
U.S. taxes—deferred	(20)	—	—

	$6	$426	$320

The provision for income taxes differs from the statutory tax rate applicable to Ireland primarily due to Irish net operating losses and U.S. share-based compensation. Following is a reconciliation between income taxes computed at the standard Irish statutory tax rate which is the statutory rate relevant to the Company and the provision for income taxes for the years ended December 31, 2012, 2011 and 2010, respectively (in thousands):

	Years Ended December 31,
	2012	2011	2010
Taxes at the Irish standard tax rate of 12.5%	$(5,176)	$(3,656)	$(1,520)
U.S. income at rates other than the Irish standard rate	4	613	383
Losses for which no deferred tax asset is recognized	5,176	3,656	1,520
Share-based payments	—	205	166
R&D tax credit	—	(392)	(229)
Other	2	—	—

	$6	$426	$320

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our net deferred tax assets as of December 31, 2012 and 2011 are as follows (in thousands):

	December 31,
	2012	2011
Total deferred tax liabilities	$(6)	$—
Deferred tax assets:
Net operating losses	8,917	5,983
R&D tax credit	—	679
Accruals	79	—
Share-based compensation expense	—	1,004

Total deferred tax assets	8,990	7,666
Valuation allowance	(8,917)	(7,666)

	$73	$—

At December 31, 2012 a valuation allowance of $8.9 million has been recognized in relation to deferred tax assets arising on Irish net operating losses, as the recoverability of the deferred tax assets is uncertain. The valuation allowance recorded against the deferred tax assets as of December 31, 2011 was $7.7 million. The net increase in the valuation allowance during the year ended December 31, 2012 was primarily due to Irish net operating losses.

At December 31, 2012, certain of Prothena’s Irish subsidiaries had net operating loss carryovers of $71.3 million. These can be carried forward indefinitely but are limited to the same trade/trades.

The major taxing jurisdictions for Prothena are Ireland and the United States. The tax years 2008 to 2012 remain subject to examination by the respective taxing authorities of each jurisdiction. The Company has no material uncertain tax provisions

Cumulative unremitted earnings of the Company’s U.S. subsidiary total approximately $10,000 at December 31, 2012. No taxes have been provided for the unremitted earnings as any tax basis differences relating to investments in these overseas subsidiaries are considered to be permanent in duration. Unremitted earnings may be liable to overseas taxes (potentially at a rate of 12.5%) if they were to be distributed as dividends.

11. Related Parties

Prior to December 20, 2012, the Prothena Business operated as part of Elan and not as a separate stand-alone entity. Effective December 20, 2012, the Prothena Business separated from Elan. In connection with the separation, a wholly owned subsidiary of Elan acquired an 18% interest in the Company (as calculated immediately following the acquisition).

As described elsewhere in these consolidated financial statements, the results of operations of the Prothena business for the time period prior to the separation include transactions with Elan. All of the revenue recognized by the Company for the six months ended June 30, 2013 consisted of fees arising from R&D services provided to Elan. Additionally, the results of operations for this time period include certain costs allocated from Elan to the Company for centralized support services.

The Company has entered into certain agreements with Elan, including the Transitional Services Agreement and the R&D Services Agreement.

Transitional Services Agreement

In December 2012, as amended in March 2013, the Company entered into a Transitional Services Agreement (“TSA”) with Elan under which Elan will provide to the Company, and the Company will provide to Elan, specified services to help ensure an orderly transition following the separation and distribution. The services provided by Elan under the Transitional Services Agreement will include chemistry, manufacturing and controls/quality assurance, information technology services, facilities services, company secretarial services, finance services, legal services, compliance services and human resources services. The services provided by the Company will include finance services and product support services and assisting in reviewing proposed Elan publications related to work done at Elan prior to separation.

The Company expects that the TSA will remain in effect until the expiration of the last time period for the performance of services thereunder, which in no event shall be later than December 31, 2013.

Both the Company and Elan will be permitted to terminate the TSA (to the extent it relates to any particular transitional service) with 15 days’ notice with respect to services provided by the other party or if the other party breaches any of its significant obligations under the agreement and does not cure such breach within 20 business days of receiving written notice from the other party. In addition, either party may terminate the TSA if a receiver, examiner or administrator is appointed with respect to any of the other party’s assets, the other company is struck off the Register of Companies in its jurisdiction of organization.

The payment terms of the agreement generally provide that the Company will pay Elan for the time spent by each Elan employee providing the services, which will be calculated by the portion of the employee’s time dedicated to the provision of the services, plus 40%. The time for each employee will be calculated using one of two specified rates per annum depending on the employee’s wage band. Similarly, Elan will pay the Company for the time spent by each of the Company’s employee providing services to Elan, which will be an agreed percentage of the employee’s time, based on the cost of providing those services plus 40% and including, as applicable, any fees for any services from Elan or the Company provided by third party providers and invoiced to the recipient at cost. The services from the Company will also be calculated using one of two specified rates per annum depending on the employee’s wage band.

TSA expenses recognized during the six months ended June 30, 2013 was $0.5 million, of which $0.1 million was included in R&D expense and $0.4 million was included in G&A expense.

R&D Services Agreement

In December 2012, as amended in March 2013, the Company entered into a Research and Development Services Agreement (“RDSA”) with Elan pursuant to which the Company will provide certain R&D services to Elan. The RDSA will, among other things, set out the scope of the services, the consideration to be paid for the services and the general principles around ownership of intellectual property as it relates to the services. The RDSA has a term of two years. Either party is entitled to terminate the RDSA at any time by notice in writing to the other party if there has been an uncured material breach by the other party or if the other party becomes insolvent or if the other party is in breach of any of its confidentiality obligations under the agreement.

The services provided for under the RDSA include support for the ELND005 program (which include the provision of expert advice and opinion in the areas of nonclinical safety/toxicology and pharmacology, regulatory support for nonclinical sections of pertinent documents, conducting and interpreting externally conducted nonclinical studies, and support in respect of the identification and maintenance of nonclinical expert advisors as required). These services will be substantially similar to research services performed by the Company for Elan prior to the separation and distribution.

The payment terms of the RDSA provide that Elan will pay the Company: (i) a fixed charge of $500,000 per year based on a charge for two of the Company’s employees providing the services at a rate of $250,000 each per annum, (ii) if the $500,000 fixed charge has been paid in any year, a variable charge of $250,000 per year for any additional employee that provides services for such year (calculated pro rata based on the number of days the employee provides services in such year), (iii) research costs including direct overheads and (iv) a mark-up of 10% applied to the fixed charge, variable charge (if any) and research costs such that the total payment reflects a cost-plus standard. There is also a fixed monthly charge of $7,500 to account for lab space and capital equipment used by Elan, for so long as Elan uses such lab space and capital equipment.

5,000,000 Shares

Ordinary Shares

PROSPECTUS

BofA Merrill Lynch

Credit Suisse

RBC Capital Markets

Wedbush PacGrow Life Sciences

Roth Capital Partners

                    , 2013

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of ordinary shares being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Item	Amount to be paid
SEC registration fee	$15,702
FINRA filing fee	17,768
The NASDAQ Global Market Listing fee	42,500
Printing and engraving expenses	75,000
Legal fees and expenses	417,000
Accounting fees and expenses	160,000
Blue Sky, qualification fees and expenses	5,000
Transfer Agent fees and expenses	10,000
Miscellaneous expenses	57,030

Total	$800,000

Item 14. Indemnification of Directors and Officers.

Articles 182.1, 182.2, 182.3, 182.4, 182.5 and 182.6 of the Memorandum and Articles of Association of the Registrant, or the Company, provide as follows:

182.1 Subject to the provisions of and so far as may be admitted by the Companies Acts (the “Companies Acts 1963-2012”), every Director and Secretary shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by her in the execution and discharge of her duties or in relation thereto including any liability incurred by her in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by her as an officer or employee of the Company and in which judgement is given in her favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on her part) or in which she is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to her by the Court.

182.2 As far as permissible under the Companies Acts, the Company shall indemnify any current or former executive of the Company (excluding any Directors or Secretary) or any person who is serving or has served at the request of the Company as a director, executive or trustee of another company, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgements, fines, and amounts paid in settlement actually and reasonably incurred by her in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, to which she is, or she was, or is threatened to be made a party by reason of the fact that she is or was such a director, executive or trustee, provided always that the indemnity contained in this Article 182.2 shall not extend to any matter which would render it void pursuant to the Companies Acts.

182.3 In the case of any threatened, pending or completed action, suit or proceeding by or in the right of the Company, the Company shall indemnify each person indicated in this Article 182 against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense or the settlement thereof, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or dishonesty in the performance of her duty to the Company unless and only to the extent that the Court or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court shall deem proper.

182.4 As far as permissible under the Companies Acts, expenses, including attorneys’ fees, incurred in defending any action, suit or proceeding referred to in Articles of this Article 182 may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorised by the Board in the specific case upon receipt of an undertaking by or on behalf of the director, executive or trustee, or other indemnitee to repay such amount, unless it shall ultimately be determined that she is entitled to be indemnified by the Company as authorised by these Articles.

182.5 It being the policy of the Company that indemnification of the persons specified in this Article shall be made to the fullest extent permitted by law, the indemnification provided by this Article shall not be deemed exclusive (a) of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Memorandum, Articles, any agreement, any insurance purchased by the Company, any vote of Members or disinterested Directors, or pursuant to the direction (however embodied) of any court of competent jurisdiction, or otherwise, both as to action in her official capacity and as to action in another capacity while holding such office, or (b) of the power of the Company to indemnify any person who is or was an employee or agent of the Company or of another company, joint venture, trust or other enterprise which she is serving or has served at the request of the Company, to the same extent and in the same situations and subject to the same determinations as are hereinabove set forth with respect to a director, executive or trustee. As used in this paragraph (b), references to the “Company” include all constituent companies in a consolidation or merger in which the Company or a predecessor to the Company by consolidation or merger was involved. The indemnification provided by this Article shall continue as to a person who has ceased to be a director, executive or trustee and shall inure to the benefit of the heirs, executors, and administrators of such a person.

182.6 The Directors shall have power to purchase and maintain for any Director, the Secretary or other officers or employees of the Company insurance against any such liability as referred to in Section 200 of the 1963 Act or otherwise.

Section 200 of the Irish Companies Act of 1963 (as amended) provides as follows:

(1)	Subject as hereinafter provided, any provision whether contained in the articles of a company or in any contract with a company or otherwise for exempting any officer of the company or any person employed by the company as auditor from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company shall be void, so, however, that:

(a)	nothing in this section shall operate to deprive any person of any exemption or right to be indemnified in respect of anything done or omitted to be done by him while any such provision was in force; and

(b)

notwithstanding anything in this section, a company may, in pursuance of any such provision as aforesaid, indemnify any such officer or auditor against any liability incurred by him in defending proceedings, whether civil or criminal, in which judgement is given in his favour or in which he is acquitted, or in connection with any application under section 391 [of the Companies Act, 1963], or section 42 of the Companies (Amendment) Act, 1983, in which relief is granted to him by the court.

(2)	Notwithstanding subsection (1), a company may purchase and maintain for any of its officers or auditors insurance in respect of any liability referred to in that subsection.

(3)	Notwithstanding any provision contained in an enactment, the articles of a company or otherwise, a director may be counted in the quorum and may vote on any resolution to purchase or maintain any insurance under which the director may benefit.

(4)	Any directors’ and officers’ insurance purchased or maintained by a company before the date on which the amendments made to this section by the Companies (Auditing and Accounting) Act 2003 came into operation is as valid and effective as it would have been if those amendments had been in operation when that insurance was purchased or maintained.

(5)	In this section a reference to an officer or auditor includes any former or current officer or auditor of the company, as the case may be.

The Registrant has purchased directors’ and officers’ liability insurance.

The Registrant has entered into indemnification agreements with its directors and officers. These agreements contain provisions that require the Registrant, among other things, to indemnify these directors and executive officers against certain liabilities that may arise because of their status or service as directors or executive officers, and advance their expenses incurred as a result of any proceeding against them as to which they may be indemnified.

Item 15. Recent Sales of Unregistered Securities.

The Company, Elan and Elan Science One Limited, a wholly owned subsidiary of Elan, or the Subscriber, entered into a Subscription and Registration Rights Agreement, dated November 8, 2012, pursuant to which Subscriber, subject to certain conditions and immediately after the completion of the Separation and Distribution, subscribed for approximately 18% of the outstanding ordinary shares of the Company (as calculated immediately following the consummation of such subscription). Pursuant to this agreement, on December 20, 2012, the Company allotted, issued and sold to the Subscriber 3,182,253 ordinary shares of the Company for $26.0 million. As the ordinary shares were allotted, issued and sold to the Subscriber, an accredited investor, in a private transaction, issuance and sale of the shares to the Subscriber was exempt from registration under the Securities Act of 1933, as amended, pursuant to the provisions of Section 4(2) thereof.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in South San Francisco, California, on September 17, 2013.

Prothena Corporation plc

Date: September 17, 2013	By:	/s/ Dale B. Schenk
Dale B. Schenk
President and Chief Executive Officer

Date: September 17, 2013	By:	/s/ Tran B. Nguyen
Tran B. Nguyen
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Dale B. Schenk and Tran B. Nguyen, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement on Form S-1, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Dale B. Schenk Dale B. Schenk, Ph.D.	President and Chief Executive Officer (Principal Executive Officer) and Director	September 17, 2013

/s/ Tran B. Nguyen Tran B. Nguyen	Chief Financial Officer (Principal Financial Officer)	September 17, 2013

/s/ Karin L. Walker Karin L. Walker	Controller, Chief Accounting Officer and Head of Accounting (Principal Accounting Officer)	September 17, 2013

/s/ Lars Ekman Lars Ekman, M.D., Ph.D.	Chairman of the Board	September 17, 2013

Richard T. Collier	Director

/s/ Shane Cooke Shane Cooke	Director	September 17, 2013

Christopher S. Henney, D.Sc., Ph.D.	Director

/s/ Dennis J. Selkoe Dennis J. Selkoe, M.D.	Director	September 17, 2013

EXHIBIT INDEX

Exhibit Number		Incorporated by Reference			Filed Herewith
	Exhibit Description	Form	Date	Number

1.1*	Form of Underwriting Agreement

2.1	Demerger Agreement, dated as of November 8, 2012 between Elan Corporation, plc and Prothena Corporation plc	10/A	11/30/2012	2.1

2.2	Amended and Restated Intellectual Property License and Contribution Agreement, dated December 20, 2012, by and among Neotope Biosciences Limited, Elan Pharma International Limited, and Elan Pharmaceuticals, Inc.	8-K	12/21/2012	2.1

2.3	Intellectual Property License and Conveyance Agreement, dated December 20, 2012, by and among Neotope Biosciences Limited, Elan Pharma International Limited and Elan Pharmaceuticals, Inc.	8-K	12/21/2012	2.2

2.4	Asset Purchase Agreement, dated December 20, 2012, between Elan Pharmaceuticals, Inc. and Prothena Biosciences Inc	8-K	12/21/2012	2.3

3.1	Memorandum and Articles of Association of Prothena Corporation plc	10-K	03/29/2013	3.1

4.1	Reference is made to exhibit 3.1

5.1*	Opinion of A&L Goodbody

10.1	Tax Matters Agreement, dated December 20, 2012, by and between Elan Corporation, plc and Prothena Corporation plc	8-K	12/21/2012	10.1

10.2	Transitional Services Agreement, dated December 20, 2012, by and between Elan Corporation, plc and Prothena Corporation plc	8-K	12/21/2012	10.2

10.3	Subscription and Registration Rights Agreement, dated as of November 8, 2012 by and among Prothena Corporation plc, Elan Corporation, plc and Elan Science One Limited	10/A	11/30/2012	10.3

10.4	Research and Development Services Agreement, dated December 20, 2012, by and between Elan Corporation, plc and Prothena Corporation plc	8-K	12/21/2012	10.3

10.5#	Form of Deed of Indemnity	10/A	11/30/2012	10.5

10.6	Lease Agreement, dated as of March 18, 2010 between Are-San Francisco No. 33, LLC and Elan Pharmaceuticals, Inc.	10/A	11/30/2012	10.6

10.7	First Amendment to Lease, dated as of November 18, 2011 between Are-San Francisco No. 33, LLC and Elan Pharmaceuticals, Inc.	10/A	11/30/2012	10.7

10.8	Second Amendment to Lease, dated as of June 1, 2012 between Are-San Francisco No. 33, LLC and Elan Pharmaceuticals, Inc.	10/A	11/30/2012	10.8

10.9	Third Amendment to Lease, dated as of October 3, 2012 between Are-San Francisco No. 33, LLC and Elan Pharmaceuticals, Inc.	10/A	11/30/2012	10.9

Exhibit Number		Incorporated by Reference			Filed Herewith
	Exhibit Description	Form	Date	Number

10.10	Assignment of Tenant’s Interest in Lease and Assumption of Lease Obligations, dated as of December 2, 2012 between Elan Pharmaceuticals, Inc. and Prothena Biosciences Inc	10/A	11/30/2012	10.10

10.11#	Prothena Corporation plc 2012 Long Term Incentive Plan	8-K	12/21/2012	10.4

10.12#	Prothena Biosciences Inc Amended and Restated Severance Plan	10-K	03/29/2013	10.12

10.13#	Prothena Corporation plc Incentive Compensation Plan	8-K	12/21/2012	10.6

10.14	License Agreement, dated as of December 31, 2008 between the University of Tennessee Research Foundation and Elan Pharmaceuticals, Inc.	10/A	11/30/2012	10.14

10.15#	Form of Deed of Indemnity for Former Officers and Directors	10/A	12/13/2012	10.15

10.16#	Employment Agreement, dated January 22, 2013, between Prothena Biosciences Inc and Dale B. Schenk	8-K	01/25/2013	10.1

10.17#	Offer letter, dated March 20, 2013, between Prothena Biosciences Inc and Tran Nguyen	8-K	03/28/2013	10.1

10.18#	Offer letter, dated December 22, 2012, between Prothena Biosciences Inc and Gene Kinney	10-K	03/29/2013	10.18

10.19#	Offer letter, dated March 19, 2013, between Prothena Biosciences Inc and Martin Koller	8-K	03/28/2013	10.2

10.20#	Offer letter, dated December 14, 2012, between Prothena Biosciences Inc and Tara Nickerson	10-K	03/29/2013	10.20

10.21#	Offer letter, dated April 19, 2013, between Prothena Biosciences Inc and Karin L. Walker	8-K	05/22/2013	10.1

10.22	Amendment No. 1 to Tax Matters Agreement, dated June 25, 2013, by and between Elan Corporation, plc and Prothena Corporation plc	10-Q	08/13/2013	10.2

10.23†	Master Process Development and Clinical Supply Agreement, dated as of June 23, 2010, as amended August 1, 2011, by and among Elan Pharma International Limited, Neotope Biosciences limited and Boehringer Ingelheim Pharma GmbH & Co. KG	10-Q	08/13/2013	10.3

21.1	List of Subsidiaries	10-K	03/29/2013	21.1

23.1	Consent of independent registered public accounting firm, KPMG LLP				X

23.2	Consent of independent registered public accounting firm, KPMG				X

23.3*	Consent of A&L Goodbody (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page hereto)				X

101.INS+*	XBRL Instance Document

101.SCH+*	XBRL Taxonomy Extension Schema Document

101.CAL+*	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number		Incorporated by Reference			Filed Herewith
	Exhibit Description	Form	Date	Number

101.DEF+*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB+*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE+*	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed by amendment.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a grant of confidential treatment by the SEC.
#	Indicates management contract or compensatory plan.
+	XBRL information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934, and is not subject to liability under those sections, is not part of any registration statement or prospectus to which it relates and is not incorporated or deemed to be incorporated by reference into any registration statement, prospectus or other document.